SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

JOHN B. SANFILIPPO & SON, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	36-2419677
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

2299 Busse Road Elk Grove Village, Illinois 60007 (847) 593-2300 (Address, including zip code, and telephone number, including area code, of principal executive offices)	MICHAEL J. VALENTINE
Executive Vice President Finance,
Chief Financial Officer and Secretary
John B. Sanfilippo & Son, Inc.
2299 Busse Road
Elk Grove Village, Illinois 60007
(847) 593-2300
(Name, address, including ZIP code and telephone number,
including area code, of agent for service)

Copies of Communications to:

Jerry J. Burgdoerfer, Esq. Edward J. Neveril, Esq. Jenner & Block LLP One IBM Plaza Chicago, Illinois 60611 (312) 222-9350	Michael J. Kendall, P.C. Michael S. Turner, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Maximum Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price Per Share(2)	Offering Price(2)	Fee

Common stock, par value $0.01 per share	2,300,000 shares	$47.86	$110,078,000	$8,906

(1)	Includes 300,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based on the average of the high and low sale prices reported on the Nasdaq National Market on January 21, 2004.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 27, 2004

2,000,000 Shares

Common Stock

          This is a public offering of 2,000,000 shares of common stock of John B. Sanfilippo & Son, Inc. We are offering 1,000,000 shares, and the selling stockholders identified in this prospectus are offering an additional 1,000,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

          Our common equity consists of common stock and Class A stock. Our common stock is quoted on the Nasdaq National Market under the symbol “JBSS.” On January 23, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $50.06 per share. There is no public market for shares of our Class A stock.

            Investing in our common stock involves a high degree of risk. Please see the section entitled “Risk Factors” starting on page 8 to read about risks you should consider carefully before buying shares of our common stock.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to John B. Sanfilippo & Son, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

          We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 300,000 shares of common stock at the public offering price, less the underwriting discount, to cover any over-allotments.

          The underwriters expect to deliver the shares on or about                               , 2004.

Adams, Harkness & Hill, Inc.	William Blair & Company

Prospectus dated                     , 2004.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF OUR COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED STATEMENTS OF OPERATIONS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
Item 15. Indemnification of Officers and Directors
Item 16. Exhibits
Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX
Consent of PricewaterhouseCoopers LLP

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information or to make any additional representations. We are not, and the underwriters are not, making an offer of any securities other than our common stock pursuant to this prospectus. You should not assume that the information appearing or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such incorporated information, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

      We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer and sale is not permitted. The distribution of this prospectus and the offering of our common stock may be restricted in certain jurisdictions. You should inform yourself about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

      Unless the context indicates otherwise, the words “we,” “our,” “ours” and “us” refer to John B. Sanfilippo & Son, Inc. and its wholly owned subsidiary, JBS International, Inc. Our fiscal year ends on the final Thursday of June each year, and typically consists of fifty-two weeks (four thirteen-week quarters). References herein to fiscal 2004 are to the fiscal year ending June 24, 2004. References herein to fiscal 2003 are to the fiscal year ended June 26, 2003. References herein to fiscal 2002 are to the fiscal year ended June 27, 2002. References herein to fiscal 2001 are to the fiscal year ended June 28, 2001.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere or incorporated by reference in this prospectus. You should read the following summary together with the more detailed information and consolidated financial statements and the related notes appearing elsewhere in this prospectus or incorporated herein by reference. This prospectus contains forward-looking statements that involve risks and uncertainties. We urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors” and elsewhere in this prospectus, as well as information incorporated by reference in this prospectus, before you decide to buy our common stock.

John B. Sanfilippo & Son, Inc.

Overview

      Founded in Chicago, Illinois in 1922, we are one of the leading processors and marketers of tree nuts and peanuts in the United States. Through a deliberate strategy of capital expenditures and complementary acquisitions, we have built a vertically integrated nut processing operation that enables us to control every step of the process, including procurement from growers, shelling, processing, packing and marketing. Vertical integration allows us to gain an early understanding of raw material pricing and supply trends, to enhance product quality and to capture additional processing margins. We sell through the major distribution channels to significant buyers of nuts, including food retailers, industrial users for food manufacturing, food service companies and international customers. Selling through a wide array of distribution channels allows us to generate multiple revenue opportunities for the nuts we process. For example, we sell whole almonds to food retailers and almond pieces to industrial users. We process and sell all major nut types consumed in the United States, including peanuts, pecans, cashews, walnuts and almonds in a wide variety of package styles and sizes, whereas most of our competition focuses either on fewer nut types or narrower varieties of packaging options. Because we process all major nut types, we can provide our customers a complete nut product offering. In addition, we are less susceptible to any single nut type’s price or crop volume swings. The following charts summarize our sales mix by product type and distribution channel for the twelve months ended December 25, 2003. The product type chart below is based on gross sales, rather than net sales, because certain adjustments, such as promotional discounts, are not allocable to product types.

Gross Sales Mix by Product Type	Net Sales Mix by Distribution Channel

      We sell products to approximately 3,300 customers, including approximately 100 international accounts. In our consumer channel, we sell both private label products and branded products to customers, such as Wal-Mart, Costco, SuperValu, Walgreen’s and Publix. In our industrial and contract packaging channels, we sell to a number of the largest food manufacturing companies in the United States.

      In fiscal 2003, we distributed approximately 245 million pounds of nuts and other products, a substantial portion of which we procured, shelled and processed through our vertically integrated supply chain. In fiscal 2003, our sales grew by 19.0% to $419.7 million and our net income rose by 95.4% to $15.0 million compared to fiscal 2002. For the twenty-six weeks ended December 25, 2003 our sales grew by 26.9% to $296.2 million and our net income grew by 77.5% to $17.6 million compared to the same period in the prior year.

Industry

      The United States nut industry, defined by the United States Department of Agriculture in terms of the annual domestic consumption of edible shelled pounds of tree nuts and peanuts, comprised approximately 2.4 billion pounds in annual volume for the year ended September 30, 2003 and has grown at a 3.9% compound annual growth rate over the past five years. According to A. C. Nielsen, total retail sales of nuts grew 11.2% in dollars and 8.9% in volume for the fifty-two weeks ended December 20, 2003. We believe this acceleration in growth is attributable to the increasingly health conscious orientation of mainstream consumers and their desire to find more nutritious, convenient and good-tasting snacking alternatives, as well as a general shift from low-fat/non-fat to low-carbohydrate/high-protein diet plans.

      Several governmental, scientific and industry-related initiatives that substantiate the health benefits of eating nuts are fundamental to these growth trends, including the:

•	United States Food and Drug Administration’s recent allowance of the first qualified health claim for peanuts and certain tree nuts;

•	United States Department of Agriculture’s pending revision of the food pyramid to incorporate new findings on balanced nutrition; and

•	positive findings from scientific studies regarding the health benefits of consuming nuts on a regular basis.

      Media attention surrounding these health claims and findings have increased overall public awareness of the nutritional value of nuts. The industry continues to invest in research studies to identify other health attributes nuts may possess that could increase consumption.

      Within the consumer channel, we believe that retailers will focus more on nuts and nut-based products to meet increased consumer demand and to offer more brand choices to consumers in this category. This belief is supported by the increased merchandising, marketing and promoting of nuts and nut-based products that we have witnessed by our retail customers and the disclosure to us of their plans to develop low-carbohydrate/ high-protein sections or aisles in the near future. We believe that food manufacturers and marketers in the industrial channel will continue to increase their use of nuts and nut-based products to capitalize on the new dietary and nutritional trends that favor our products. We also anticipate continued growth in the other sales channels through which we sell, including the food service channel, as more catering and restaurant chefs begin to add nut ingredients to recipes as part of a healthy menu.

Competitive Strengths

      We believe the following key competitive strengths differentiate us and are critical to our continuing success:

      Vertical Integration. We believe we are the only company in our industry that has established a vertically integrated procurement, shelling, processing, packing and marketing system for the five major domestic nut types: runner-type peanuts, Virginia-type peanuts, pecans, walnuts and almonds. Our supply chain differentiates us from a number of our competitors and allows us to reduce costs, increase speed to market, better meet customer demands, anticipate new market conditions and improve the quality of our products. Our vertical integration process includes the following elements:

•	purchasing nuts directly from growers, which enhances the stability and quality of our supply and provides us with timely information regarding crop yield and quality;

•	owning bulk cold storage and shelling facilities strategically located close to the sources of supply, which helps reduce our costs associated with shipping, handling and storage of nuts;

•	operating highly automated and efficient shelling facilities, which allows us greater control of the quality of our products and helps us reduce our costs for basic processing;

•	sorting, grading and blending our products, which allows us to optimize the usage of raw materials to create finished goods at various stages of the production process; and

•	maintaining sophisticated processing and packaging facilities, which permits us to meet individual customer product and package specifications and rapidly exploit new market opportunities.

      The overall benefit of our vertically integrated operations is that we are able to function as a cost-competitive supplier of nuts and nut-based products to major retail, industrial and food service customers across the United States.

      Broad Product Portfolio. Our product offering includes the nut types, styles and seasonings most widely sold in the United States, and we believe that no other company can provide the number of products that we offer to our broad customer base. We offer our nut products in a variety of different styles and seasonings, including in-shell, natural (with skins), blanched (without skins), oil roasted, dry roasted, honey roasted, unsalted, butter toffee, praline, chocolate coated and cinnamon toasted. In addition, our nut products are sold in numerous package styles and sizes, including poly-cellophane packages, composite cans, vacuum packed tins, plastic jars and glass jars for retail customers, and large cases and sacks for industrial and food service customers. While nut products comprised approximately 88.7% of our gross sales in fiscal 2003, we also market and distribute, and in many cases process and manufacture, a wide assortment of other food and snack products, including extruded snacks, candy and confections and chocolate chips. Our broad scope of products positions us as a recognized one-stop supplier for a large number of our customers.

      Distribution Channel Diversity. Our channels of distribution include consumer, industrial, food service, contract packaging and export. In fiscal 2003, we generated approximately 56.7% of our net sales from the consumer channel. Within this channel, private label generated approximately 66.5% of sales and the Fisher brand accounted for approximately 29.0% of sales. We participate in more than 55 private label programs for key national and regional retailers, such as Wal-Mart, Costco, SuperValu, Walgreen’s and Publix. Our private label relationships provide us the opportunity to demonstrate to retailers our capabilities and high product quality. Moreover, these relationships open incremental sales opportunities for our Fisher products with retailers seeking a strong second national brand in the nut category. Our industrial customers include bakeries, ice cream and candy manufacturers and other food and snack processors. Food service customers include hospitals, schools, universities, airlines, retail and wholesale restaurant businesses and national food service franchises. In addition, we have contracts to package and distribute products manufactured or processed by others. Our multi-channel distribution structure reduces our dependence on any single channel and gives us the ability to capitalize on growth opportunities across channels as consumption patterns and usage occasions change.

      Management Expertise. In a highly competitive industry, our leadership team has consistently demonstrated an ability to capitalize on market opportunities and achieve operating efficiencies to increase our revenue and profitability. Our team has established and maintains long-term supplier and customer relationships and has executed a number of acquisitions and investment projects to implement our vertical integration strategy. We attribute a large portion of our longevity and success to the industry knowledge and operating expertise that has been passed down from our founding family to three subsequent generations. Over the last five years, we have also benefited from the addition to our management team of other experienced food industry executives who bring complementary skills in the areas of sales, marketing and information technology.

Growth Strategy

      Our goal is to build on the momentum that we have achieved by pursuing the following key initiatives:

      Take advantage of distribution channel opportunities. We believe that the current trend of increased consumption of nut products will continue and will create additional sales opportunities across all channels in which we compete, in particular the consumer and industrial channels. As retailers in the consumer channel focus on nut products to meet increased demand, we intend to complement our strong private label business with our competitively-positioned Fisher brand. In the industrial channel, as nuts become better recognized as a value-added ingredient by bakers, ice cream and candy manufacturers and other food and snack processors, we intend to adapt our processing capabilities to continue to meet the increasingly diverse processing requirements of our existing industrial customers and to attract new accounts in this channel. In addition, we will opportunistically pursue further growth in our other sales channels.

      Continue our focus on new product and packaging customization. We support our internal capabilities with feedback from our network of suppliers, key distributors, retailers and brokers, customers and consultants to create proprietary, market-driven new product and packaging concepts that meet our customers’ demands. In addition, our effective monitoring of food trends and consumer preferences ensures the development of new products and packaging that are both relevant and timely. We will continue to leverage our feedback network, monitoring capability and operating flexibility to help our customers meet their product and packaging needs as they grow and adapt to changes in consumer demands.

      Leverage the Fisher brand. We intend to strengthen our brand equity by further consolidating our branded product portfolio under the Fisher brand and devoting a substantial portion of our marketing and advertising programs to increase brand recognition. In addition, we will continue to pursue co-branding opportunities in the industrial and food service channels through product placement of Fisher products as recipe ingredients or in other food companies’ retail products.

      Invest in operations and expand production capabilities. The effective execution of our growth strategies relies on maintaining highly competitive processing facilities. During the past three years, our Chicago area processing facilities have been operating at close to full capacity and routinely reach full capacity during the last four months of each calendar year. As we near full capacity at our Chicago area operations, we will need to expand our production capability to support our planned growth. It is our current intention to address this need by consolidating five Chicago area facilities into one location that would generate savings mainly through the elimination of redundant costs and improvements in processing efficiencies. The project would also create additional square footage to allow us to capitalize on the substantial growth that both we and the industry have achieved. We expect this project to increase processing capacity in our Chicago area operations substantially. See “Business — Properties” for more detailed information on this project.

Our Address

      Our headquarters and principal executive offices are located at 2299 Busse Road, Elk Grove Village, Illinois 60007, and our telephone number for investor relations is (847) 593-2300, extension 6612. We maintain a website at www.jbssinc.com. Information contained in our website is not part of this prospectus.

The Offering

Common stock offered by us	1,000,000 shares

Common stock offered by the selling stockholders	1,000,000 shares

Common equity to be outstanding after this offering	10,502,100 shares

Use of proceeds	We intend to use the net proceeds to repay approximately $19.7 million of long-term debt and $20.4 million on our revolving credit facility, with the remainder, if any, to be used for general corporate purposes. We believe that these debt reductions will better position us to obtain financing for the facility consolidation project discussed elsewhere in this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds” for more detailed information.

Nasdaq National Market Symbol	“JBSS”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

      Our common equity consists of common stock and Class A stock. The common stock and Class A stock are substantially identical except as to voting rights and the ability to elect members of our board of directors. Because holders of Class A stock enjoy greater rights in these respects, they are able to determine the outcome of nearly all matters submitted to a vote of stockholders and are able to direct the election of a majority of the members of the board of directors. The Class A stock is convertible into an equal number of shares of common stock. See “Description of Capital Stock” for more detailed information.

      The number of shares of our common equity to be outstanding after this offering is based on 5,834,674 shares of our common stock outstanding as of January 20, 2004. In addition, the number of shares of common equity to be outstanding after this offering:

•	includes 920,000 shares of our Class A stock to be converted by the selling stockholders into an equal number of shares of common stock immediately prior to the offering;

•	includes 2,747,426 remaining shares of our Class A stock outstanding that may be converted into an equal number of shares of our common stock;

•	excludes an aggregate of 292,865 shares of common stock issuable upon the exercise of options outstanding under our 1991 Stock Option Plan, as amended, the 1995 Equity Incentive Plan and the 1998 Equity Incentive Plan, as amended, at an aggregate weighted average exercise price of $9.90 per share, of which options to purchase 50,115 shares are exercisable, having a weighted average exercise price of $5.45 per share;

•	excludes an aggregate of 288,500 shares of common stock reserved for future issuance under our 1998 Equity Incentive Plan, as amended; and

•	excludes 300,000 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

      Unless we indicate otherwise, all information contained in this prospectus assumes that the underwriters have not exercised their over-allotment option.

Summary Consolidated Financial Data

(in thousands, except per share data)

      The following table sets forth our summary consolidated financial data for the periods indicated. You should read this information together with our financial statements and related notes appearing elsewhere and incorporated by reference in this prospectus, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended					Twenty-Six Weeks Ended

	June 24,	June 29,	June 28,	June 27,	June 26,	December 26,	December 25,
	1999	2000(1)	2001	2002	2003	2002	2003

	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)

						(unaudited)
Statement of Operations Data:
Net sales	$312,966	$326,619	$342,357	$352,799	$419,676	$233,434	$296,153
Cost of sales	268,333	272,025	283,278	294,931	347,041	193,705	237,441

Gross profit	44,633	54,594	59,079	57,868	72,635	39,729	58,712
Selling and administrative expenses	32,705	35,997	38,678	39,966	43,806	21,428	28,229

Income from operations	11,928	18,597	20,401	17,902	28,829	18,301	30,483
Interest expense	(9,269)	(8,036)	(8,365)	(5,757)	(4,681)	(2,282)	(1,850)
Other income	510	701	622	590	486	245	238

Income before income taxes	3,169	11,262	12,658	12,735	24,634	16,264	28,871
Income tax expense	1,373	4,505	5,063	5,044	9,607	6,343	11,260

Net income	$1,796	$6,757	$7,595	$7,691	$15,027	$9,921	$17,611

Basic earnings per common share	$0.20	$0.74	$0.83	$0.84	$1.63	$1.08	$1.88
Diluted earnings per common share	$0.20	$0.74	$0.83	$0.84	$1.61	$1.07	$1.85

	As of December 25,
	2003

		As
	Actual	Adjusted

	(unaudited)
Balance Sheet Data:
Working capital	$84,141	$89,853
Total assets	272,656	278,368
Long-term debt, less current maturities	21,139	11,436
Total debt	52,329	12,276
Stockholders’ equity	137,331	183,096

      The as adjusted balance sheet data above reflects the application of the net proceeds from the sale of 1,000,000 shares of common stock offered by us at an assumed offering price of $50.06 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming no exercise of the underwriters’ over-allotment option.

(1)	The fiscal year ended June 29, 2000 consists of 53 weeks. All other fiscal years presented consist of 52 weeks.

(2)	We restated our financial statements to change the classification of freight costs, which had previously been reported as a reduction in net sales rather than selling expenses. The change in the classification increased net sales and selling expenses by corresponding amounts and had no effect on income from operations or net income, or our consolidated balance sheet, stockholder’s equity cash flows. See Note 12 in Notes to Consolidated Financial Statements.

RISK FACTORS

      An investment in our common stock involves risks. You should carefully consider the risks described below and all of the other information set forth or incorporated by reference in this prospectus before investing in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations, cash flows or business prospects could be materially adversely affected and the trading price of our common stock could decline. In any such case, you could lose part or all of your investment.

Risks Related to Our Business

We are subject to changes in the food industry, including changing dietary trends and consumer preferences.

      Various medical studies detailing the healthy attributes of nuts, and increasing consumer awareness of the value of nuts in a healthy diet, have contributed to increased consumption of nuts and a material increase in our sales and profitability. Dietary trends and consumers’ food preferences change, however, and the effects of these changing trends and preferences, or our failure to anticipate, identify or react to these changes, could result in reduced demand for our products, which would in turn cause our sales volume, revenue and profitability to suffer.

Our purchases of raw material commodities are subject to fluctuations in availability and price.

      The availability and cost of raw materials for the production of our products, including peanuts, pecans, almonds, walnuts and other nuts, are subject to crop size and yield fluctuations caused by factors beyond our control, such as weather conditions, plant diseases and changes in government programs. Additionally, the supply of edible nuts and other raw materials used in our products could be reduced upon a determination by the United States Department of Agriculture or other government agencies that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents. If worldwide demand for nuts continues at recent rates, and supply does not expand to meet demand, a reduction in availability and an increase in the cost of raw materials will occur. We do not hedge against changes in commodity prices, and thus, shortages in the supply and resulting increases in the prices of nuts and other raw materials used by us in our products (to the extent that cost increases cannot be passed on to customers) could have an adverse impact on our profitability. Furthermore, fluctuations in the market prices of nuts may affect the value of our inventories and profitability. We have significant inventories of nuts that would be adversely affected by any decrease in the market price of such raw materials.

We face substantial competition in the industries in which we operate.

      We operate in a highly competitive environment. Our principal products compete against food and snack products manufactured and sold by numerous regional and national companies, some of which are substantially larger and have greater resources than we have. We also compete with other shellers in the industrial market and with regional processors in the retail and wholesale markets. In order to maintain or increase our market share, we must continue to price our products competitively. This competitive pricing may lower revenue per unit and cause declines in gross margin if we are unable to offset such effects by increasing unit sales volumes and reducing our costs.

The loss of a key customer could adversely impact our business.

      We are dependent on a few significant customers for a large portion of our total sales, particularly in the consumer channel. Sales to our five largest customers represented approximately 40.4% and 38.7% of our consolidated gross sales in fiscal 2002 and fiscal 2003, respectively. Wal-Mart alone accounted for approximately 16.1% and 17.1% of our net sales for fiscal 2002 and fiscal 2003, respectively. The loss of one of our largest customers, or a material decrease in purchases by one or more of our largest customers, would materially affect our business, financial position and results of operations.

We may be unable to maintain our current gross profit margins if our customers demand the lowest-cost supplier.

      As the retail grocery trade continues to consolidate and our retail customers grow larger and become more sophisticated, our retail customers are demanding lower pricing and increased promotional programs. Further, these customers may begin to place a greater emphasis on the lowest-cost supplier in making purchasing decisions, particularly if buying techniques such as reverse internet auctions increase in popularity. An increased focus on the lowest-cost supplier could reduce the benefits of some of our competitive advantages. Our sales volume growth could slow, and it may become necessary to lower our prices and increase promotional support of our products, any of which would adversely affect our gross profit margins.

We may be unable to supply sufficient quantities of products in faster growing and more profitable categories, especially prior to completion of our planned facility consolidation project.

      We have experienced significant sales growth as our customer demand has increased. If we continue to experience comparable increases in customer demand, particularly prior to the completion of our facility consolidation project, we may be unable to fully satisfy our customers’ supply needs. If we become unable to supply sufficient quantities of products, we may lose sales and market share to our competitors, which may adversely affect our future profitability.

We face potential losses due to fixed price commitments with certain customers.

      From time to time we enter into fixed price commitments with our customers. Such commitments, which represented approximately 15% to 20% of our net sales in fiscal 2003, are in many cases entered into before our cost to acquire the nut products necessary to satisfy the fixed price commitment is substantially fixed. We expect to continue to enter into fixed price commitments with respect to certain of our nut products prior to fixing our acquisition cost when, in management’s judgment, market or crop harvest conditions so warrant. To the extent we do so, however, these fixed price commitments may result in losses that have a material adverse effect on our results of operations.

Our in-shell nut inventories may fluctuate due to inherent limitations in the inventory measurement process.

      We purchase our in-shell nut inventories in large quantities at harvest times, which is primarily during the second and third quarters of our fiscal year, and we receive in-shell nut shipments in bulk truckloads. The weights of the in-shell nuts are measured using truck scales at the time of receipt, and inventories are recorded on the basis of those measurements. The in-shell nuts are then stored in bulk in large warehouses to be shelled throughout the year. The in-shell inventories are relieved on the basis of continuous high-speed bulk weighing systems as the nuts are shelled, or on the basis of calculations derived from the weight of the shelled nuts that are produced. While we perform various procedures to attempt to confirm the accuracy of our in-shell nut inventories, these inventories are estimates that must be periodically adjusted to account for positive or negative variations and such adjustments directly affect our earnings. The precise amount of our in-shell inventories is not known until the entire quantity of the particular nut is depleted, which may not necessarily occur every year. Prior crop year inventories may still be on hand as the new crop year inventories are purchased. There can be no assurance that any adjustments to our inventory will not have a material adverse effect on our financial position or results of operations in the future.

Federal price regulations may affect our product pricing.

      The Farm Security and Rural Investment Act of 2002, which we refer to as the “2002 Farm Bill,” terminated the federal peanut quota program beginning with the 2002 crop year. The 2002 Farm Bill replaced the federal peanut quota program with a fixed payment system through the 2007 crop year that can be either coupled or decoupled. A coupled system is tied to the actual amount of production, while a decoupled system is not. The series of loans and subsidies established by the 2002 Farm Bill is similar to the systems used for other crops such as grains and cotton. To compensate farmers for the elimination of the peanut quota, the 2002 Farm Bill provides a buy-out at a specified rate for each pound of peanuts that had been in that farmer’s quota under the prior program. Additionally, among other provisions, the Secretary of Agriculture may make certain counter-cyclical payments whenever the Secretary believes that the effective price for peanuts is less than the target price.

      The termination of the federal peanut quota program in the 2002 Farm Bill has reduced our costs for peanuts and resulted in a higher gross margin on peanuts than we have historically achieved. Although this margin is now similar to our total gross profit margin, we may be unable to maintain these higher gross profit margins on the sale of peanuts, and our business, financial position and results of operations will be materially adversely effected.

Concerns with the safety and quality of food products could cause consumers to avoid our products, and we could be subject to product liability claims or be forced to conduct product recalls.

      We could be adversely affected if consumers in our principal markets lose confidence in the safety of nut products, particularly with respect to peanut and tree nut allergies. Individuals with peanut allergies may be at risk of serious illness or death resulting from the consumption of our nut products. We continuously monitor the food safety controls we have implemented to prevent problems such as cross-contamination of peanuts and peanut-free products. However, we process peanuts and tree nuts on the same equipment, and there is no guarantee that our food safety efforts will always succeed. Concerns generated by risks of peanut and tree nut cross-contamination and other food safety matters may discourage consumers from buying our products, cause production and delivery disruptions, or result in product recalls.

We may experience product liability claims or product recalls if our products injure consumers or become adulterated or misbranded.

      We, like any other seller of food products, face risks associated with product liability claims and product recalls in the event our food safety and quality control procedures fail and our products cause injury or become adulterated or misbranded. A product recall of a sufficient quantity, or a significant product liability judgment against us, could cause our products to be unavailable for a period of time and could result in a loss of consumer confidence in our food products. These kinds of events, were they to occur, would have a material adverse effect on our business, financial position or results of operations.

We depend on our key personnel and the loss of the services of any of these individuals, or the failure to attract and retain additional key personnel, could materially adversely affect our business.

      Our future success will be largely dependent on the personal efforts of our senior operating management team, including Michael J. Valentine, our Executive Vice President Finance, Chief Financial Officer and Secretary, Jeffrey T. Sanfilippo, our Executive Vice President Sales and Marketing, and Jasper B. Sanfilippo, Jr., our Executive Vice President Operations, who have assumed management of the day-to-day operation of our business over the past two years. In addition, our success depends on the talents of James M. Barker, Senior Vice President Sales and Marketing, Everardo Soria, Senior Vice President Pecan Operations and Procurement, and Walter R. Tankersley, Jr., Senior Vice President Industrial Sales. We believe that the expertise and knowledge of these individuals in our industry, and in their respective fields, is a critical factor to our continued growth and success. We have not entered into an employment agreement with any of these individuals, nor do we have key officer insurance coverage policies in effect. The loss of the services of any of these individuals could have a material adverse effect on our business and prospects if we are unable to identify a suitable candidate to replace any such individual. Our success is also dependent upon our ability to attract and retain additional qualified marketing, technical and other personnel, and there can be no assurance that we will be able to do so.

The consolidation of our Chicago area facilities may not produce the anticipated benefits and may place a strain on our resources.

      The planned facility consolidation project may not result in significant cost savings or increases in efficiency, or allow us to increase our production capabilities to meet expected increases in customer demand. Moreover, our expectations with respect to the financial impact of the facility consolidation project are based on numerous estimates and assumptions, any or all of which may differ from actual results. Such differences could substantially reduce the anticipated benefit of the project.

      More specifically, the following risks, among others, may limit the financial benefits of the facility consolidation project:

•	cost overruns in the construction of the new facility are possible and could offset other cost savings expected from the consolidation;

•	the facility consolidation project is likely to have a negative impact on our earnings during the four to five-year construction;

•	the proceeds we receive from selling or renting our existing facilities may be less than we expect, and the timing of the receipt of those proceeds and the acquisition of a replacement site may be later than we have planned;

•	the facility consolidation project may not eliminate as many redundant processes as we presently anticipate;

•	we may not realize the expected increase in demand for our products necessary to justify additional production capacity created by the facility consolidation;

•	we may not be able to transfer production from our existing facilities to the new facility without a significant interruption in our business;

•	moving our facilities to a new location may cause attrition in our personnel at levels that result in a significant interruption in our operations, and we expect to incur additional annual compensation costs of approximately $300,000 to facilitate the retention of certain of our key personnel while the facility consolidation project is in process; and

•	we expect to fund a portion of the facility consolidation project through third party financing, which may be at rates less favorable than our current credit facilities.

      If for any reason we were to realize less than the expected benefits from the facility consolidation project, our financial condition, results of operations and cash flows for the foreseeable future could be materially adversely affected. In addition, the facility consolidation project is in its early stages of planning and new risks may develop as the project proceeds. See “Business — Properties” for more detailed information on the facility consolidation project.

We may be adversely affected by the ongoing antitrust investigation of the peanut shelling industry.

      On June 17, 2003, we received a subpoena for the production of documents and records from a grand jury in connection with an investigation of a portion of the peanut shelling industry by the Antitrust Division of the United States Department of Justice. We believe the investigation relates to procurement pricing practices but, given the early stage of the investigation, it could concern other or additional business practices. The investigation, of which we are a subject, is on-going. We have responded to the subpoena and produced documents to the Department of Justice. The investigation may have a material adverse effect on our business, financial condition and results of operations, and on the peanut shelling industry.

The Public Health Security and Bioterrorism Preparedness and Response Act of 2002 could potentially disrupt our supply of imported nuts.

      The events of September 11, 2001 reinforced the need to enhance the security of the United States. Congress responded in part by passing the Public Health Security and Bioterrorism Preparedness and Response Act of 2002, which we refer to as the “Bioterrorism Act.” The Bioterrorism Act includes a number of provisions designed to help guard against the threat of bioterrorism, including new authority for the Secretary of Health and Human Services to take action to protect the nation’s food supply against the threat of international contamination. The United States Food and Drug Administration, as the food regulatory arm of the Department of Health and Human Services, is responsible for developing and implementing these food safety measures, which fall into four broad categories: (i) registration of food facilities; (ii) establishment and maintenance of records regarding the sources and recipients of foods; (iii) prior notice to the United States Food and Drug Administration of imported food shipments; and (iv) administrative detention of potentially affected foods. The United States Food and Drug Administration has been in the process of issuing rules in each of these categories. There can be no assurances that effects of the Bioterrorism Act and the related rules, including any potential disruption in our supply of imported nuts, which represent approximately 36.6% of our total nut purchases, will not have a material adverse effect on our business, financial position or results of operations in the future.

Government regulation could increase our costs of production and increase our legal and regulatory expenditures.

      We are subject to extensive regulation by the United States Food and Drug Administration, the United States Department of Agriculture, the United States Environmental Protection Agency and other state and local authorities in jurisdictions where our products are manufactured, processed or sold. Among other things, these regulations govern the manufacturing, importation, processing, packaging, storage, distribution and labeling of our products. Our manufacturing and processing facilities and products are also subject to periodic compliance inspections by federal, state and local authorities. We are also subject to environmental regulations governing the discharge of air emissions, water and food waste, and the generation, handling, storage, transportation, treatment and disposal of waste materials. Amendments to existing statutes and regulations, adoption of new statutes and regulations, increased production at our existing facilities as well as our expansion into new operations and jurisdictions may require us to obtain additional licenses and permits and could require us to adapt or alter methods of operations at costs that could be substantial. Compliance with applicable laws and regulations may adversely affect our business. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, which could have a material adverse effect on our business.

We are subject to the economic, political and social instability risks of doing business in emerging markets.

      We purchase a substantial portion of our cashew inventories from India, Brazil and Vietnam, which are in many respects emerging markets. To this extent, we are exposed to risks inherent in emerging markets, including:

•	increased governmental ownership and regulation of the economy;

•	greater likelihood of inflation and adverse economic conditions stemming from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls;

•	tariffs and other barriers to trade that may reduce our profitability; and

•	civil unrest and significant political instability.

      The existence of these risks in these and other foreign countries that are the origins of our raw materials could jeopardize or limit our ability to purchase sufficient supplies of cashews and other imported raw materials and may adversely affect our business and results of operations.

Risks Related to This Offering

Our largest stockholders possess a majority of our aggregate voting power, which may make a takeover or change in control more difficult.

      Following the offering, Jasper B. Sanfilippo, Mathias A. Valentine, Marian Sanfilippo and Michael J. Valentine will own or control common stock (one vote per share) and Class A stock (ten votes per share) representing approximately a 78.0% voting interest in our company. Their respective voting interests will be approximately 43.3%, 10.4%, 10.2%, and 14.1%. As a result, these individuals will generally be able to exert influence on our business that cannot be counteracted by another shareholder or group of shareholders. These controlling stockholders will be able to direct the election of a majority of the members of our board of directors and determine the outcome of nearly all matters submitted to a vote of our stockholders, including any amendments to our certificate of incorporation or bylaws. These controlling stockholders will also have the power to prevent a change in control or sale of our business which may be beneficial to the public stockholders, or cause a change in control which may not be beneficial to the public stockholders, and could take other actions that might be less favorable to you and more favorable to the controlling stockholders, subject to applicable legal limitations.

We do not expect to be subject to recent corporate governance provisions of the Nasdaq.

      Following the offering, Jasper B. Sanfilippo, our Chairman and Chief Executive Officer and his spouse, Marian Sanfilippo, together will beneficially own 1,882,496 and 47,984 shares of our Class A stock and common stock, respectively. This total will represent approximately 53.5% of the aggregate voting power of our common stock, which will be a controlling interest after the offering. Accordingly, we expect that we will be considered a “controlled company” for purposes of compliance with Nasdaq’s corporate governance listing standards. If we are considered a controlled company, we will not be required to have a majority of independent directors on our board of directors or to maintain independent compensation or nominating and corporate governance committees.

The market price and trading volume of our common stock may be volatile.

      The stock market has experienced extreme price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the market price and trading volume of our common stock. Moreover, the market price and trading volume for our common stock has historically been volatile. Further, our stock price has increased significantly in the last year. The market price of our common stock could continue to fluctuate significantly, or it could decline, for many reasons, including in response to risk factors listed in this prospectus, our future financial results or for reasons unrelated to our specific performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management’s attention and resources.

FORWARD-LOOKING STATEMENTS

      Some of the statements in this prospectus and the documents incorporated herein by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of our business or our industry to be materially different from those expressed or implied by any forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this prospectus and the documents incorporated herein by reference. In some cases, you can identify forward-looking statements by the use of words such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential” or “continue” or the negative of those terms or other comparable terminology. These statements represent our present expectations or beliefs concerning future events. We caution that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including the factors described in the section of this prospectus entitled “Risk Factors,” as well as the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond our control. Consequently, results actually achieved may differ materially from the expected results included in these statements.

      All forward-looking statements in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus. We assume no obligation to update any forward-looking statement.

      We use data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. Neither we nor the underwriters represent that any such information is accurate.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of 1,000,000 shares of common stock that we are offering at an assumed public offering price of $50.06 per share will be approximately $47.1 million, or approximately $54.2 million if the underwriters fully exercise their over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, including any additional shares sold by them if the underwriters exercise their over-allotment option.

      We intend to use the net proceeds of this offering to repay approximately $19.7 million of long-term debt. The following table details the components of our long-term debt facilities that we intend to repay with the net proceeds of the offering:

As of
December 25,
Long-term debt facility (in thousands):	2003

Series A note payable, interest payable quarterly at 8.72%, principal payable in semi-annual installments of $200, due August 16, 2004	$400
Series B note payable, interest payable quarterly at 9.07%, principal payable in semi-annual installments of $300, due August 16, 2004	600
Series C note payable, interest payable quarterly at 9.07%, principal payable in semi-annual installments of $200, due August 16, 2004	400
Series D note payable, interest payable quarterly at 9.18%, principal payable in semi-annual installments of $150, due August 16, 2004	300
Series E note payable, interest payable quarterly at 7.34%, principal payable in semi-annual installments of $400, due August 16, 2004	800
Series F notes payable, interest payable quarterly at 9.16%, principal payable in semi-annual installments of $475, due May 15, 2006	2,375
Note payable, interest payable semi-annually at 8.30%, principal payable in annual installments of approximately $1,429, due September 1, 2005	2,857
Note payable, subordinated, interest payable semi-annually at 9.38%, principal payable in installments of $5,000 on September 1, 2004, and on September 1, 2005	10,000
Arlington Heights facility, first mortgage, principal and interest payable at 8.88%, in monthly installments of $22, due October 1, 2015	1,948

Total	$19,680

      We also intend to use the net proceeds of this offering to pay down our revolving credit facility, which had an outstanding balance of approximately $20.4 million as of December 25, 2003. Borrowings under the bank credit facility, which matures May 31, 2006, and which accrued interest at a rate of 2.54% as of December 25, 2003. We do not, however, intend to terminate the facility prior to its maturity.

      The remainder of the net proceeds, if any, will be used for general corporate purposes, including working capital, capital expenditures, investments in product development, expansion of sales and marketing activities and other corporate expenses. We retain broad discretion in the allocation and use of such proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

      Our proposed repayment of certain of our outstanding financing arrangements, as described above, with the net proceeds of this offering will require the consent of the majority of the lenders under our revolving credit facility and, to the extent any such financing to be repaid is expressly subordinated to any other financing which is not also being repaid in full concurrently therewith, the consent of the lenders under such senior financing. We have not yet sought or obtained such consents. In addition, we expect that the repayment of our long-term debt will cause us to incur prepayment penalties of approximately $1.3 million after taxes.

      We believe that these reductions in debt will better position us to obtain financing for general corporate purposes and to fund a portion of the facility consolidation project. We currently estimate the total cost of the project to be between approximately $75.0 and $85.0 million, to be incurred over a period of four to five years from the time the property is acquired to the time the new facility is fully placed into service. However, we have not determined the timing of these expenditures, and at this time we have no firm commitments to undertake this project. In addition, actual project costs could substantially exceed our current estimates. We presently intend to finance the project’s cost using new and/or existing credit facilities, and by using a portion of our then-current cash balance and proceeds from the sale of certain of our existing Chicago area facilities. See “Business — Properties” for more detailed information on the facility consolidation project.

DIVIDEND POLICY

      Since 1995, we have not declared or paid any dividends on our common stock. We do not expect to pay any cash dividends on our stock in the foreseeable future because we intend to retain all earnings to finance future growth. In addition, our current loan agreements restrict the payment of annual dividends to amounts specified in the loan agreements. Any future determination relating to dividend policy will be made at the sole discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as the board of directors may deem relevant.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock is quoted on the Nasdaq National Market under the symbol “JBSS.” There is no public market for shares of our Class A stock. The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported on the Nasdaq National Market.

	High	Low

Fiscal Year Ended June 27, 2002
First Quarter	$6.68	$4.75
Second Quarter	6.73	4.90
Third Quarter	6.40	5.05
Fourth Quarter	7.16	6.00
Fiscal Year Ended June 26, 2003
First Quarter	6.99	5.70
Second Quarter	9.81	6.55
Third Quarter	14.23	9.80
Fourth Quarter	19.40	13.83
Fiscal Year Ended June 24, 2004
First Quarter	21.64	12.50
Second Quarter	50.98	21.25
Third Quarter (through January 23, 2004)	55.82	44.15

      On January 23, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $50.06 per share. As of January 20, 2004, there were approximately 102 holders of record of our common stock and 16 holders of record of our Class A stock.

CAPITALIZATION

      The following table sets forth our capitalization as of December 25, 2003:

•	on an actual basis, without giving effect to the offering; and

•	as adjusted for (i) the conversion by the selling stockholders of 920,000 shares of our Class A stock into an equal number of shares of common stock and (ii) the receipt by us of the estimated net proceeds from the sale of 1,000,000 shares of common stock offered hereby at an assumed public offering price of $50.06 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming no exercise of the underwriters’ over-allotment option.

      This capitalization table should be read in conjunction with our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus.

	As of December 25, 2003

	Actual	As Adjusted

	(in thousands, except share data)
Cash and cash equivalents	$1,764	$7,476

Debt, including current portion:
Notes Payable	$20,373	$—
Current Maturities of Long-Term Debt	10,817	840
Long-Term Debt less Current Maturities	21,139	11,436

Total Debt	$52,329	$12,276
Stockholders’ Equity:
Class A stock, convertible to common stock on a per share basis, cumulative voting rights of ten votes per share, $.01 par value; 10,000,000 shares authorized, 3,667,426 and 2,747,426 shares issued and outstanding actual and as adjusted, respectively	$37	$27
Common stock, noncumulative voting rights of one vote per share, $.01 par value; 10,000,000 shares authorized, 5,834,674 and 7,754,674 shares issued and outstanding actual and as adjusted, respectively	58	78
Capital in Excess of Par Value	59,850	106,947
Retained Earnings(1)	78,590	77,248
Treasury Stock, at cost	(1,204)	(1,204)

Total Stockholders’ Equity	$137,331	$183,096

Total Capitalization	$189,660	$195,372

(1)	The as adjusted retained earnings balance includes the impact of approximately $1.3 million, on an after-tax basis, of prepayment penalties we expect to incur as a result of our repayment of long-term debt with a portion of the net proceeds of this offering.

      The preceding table does not include:

•	an aggregate of 292,865 shares of common stock issuable upon the exercise of options outstanding under our 1991 Stock Option Plan, as amended, the 1995 Equity Incentive Plan and the 1998 Equity Incentive Plan, as amended, at an aggregate weighted average exercise price of $9.90 per share, of which options to purchase 50,115 shares are exercisable, having a weighted average exercise price of $5.45 per share; and

•	an aggregate of 288,500 shares of common stock reserved for future issuance under our 1998 Equity Incentive Plan, as amended.

SELECTED CONSOLIDATED FINANCIAL DATA

      The table below provides our selected historical financial data. We have prepared this information using our consolidated financial statements for the five fiscal years ended June 24, 1999, June 29, 2000, June 28, 2001, June 27, 2002, and June 26, 2003, and for the twenty-six week periods ended December 26, 2002 and December 25, 2003. The financial statements for the three most recent fiscal years identified above have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial statements for the twenty-six week periods ended December 26, 2002 and December 25, 2003 have not been audited, but we believe our unaudited statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for these periods and in the opinion of management have been prepared on the same basis as the audited financial statements. Historical results are not necessarily indicative of the results to be expected in the future, nor are results for the twenty-six weeks ended December 25, 2003 necessarily indicative of the results for the full fiscal year 2004. You should read the following consolidated financial information together with our consolidated financial statements and related notes thereto included elsewhere or incorporated by reference in this prospectus.

	Year Ended					Twenty-Six Weeks Ended

	June 24,	June 29,	June 28,	June 27,	June 26,	December 26,	December 25,
	1999	2000(1)	2001	2002	2003	2002	2003

	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)

						(unaudited)

	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$312,966	$326,619	$342,357	$352,799	$419,676	$233,434	$296,153
Cost of sales	268,333	272,025	283,278	294,931	347,041	193,705	237,441

Gross profit	44,633	54,594	59,079	57,868	72,635	39,729	58,712
Selling and administrative expenses	32,705	35,997	38,678	39,966	43,806	21,428	28,229

Income from operations	11,928	18,597	20,401	17,902	28,829	18,301	30,483
Interest expense	(9,269)	(8,036)	(8,365)	(5,757)	(4,681)	(2,282)	(1,850)
Other income	510	701	622	590	486	245	238

Income before income taxes	3,169	11,262	12,658	12,735	24,634	16,264	28,871
Income tax expense	1,373	4,505	5,063	5,044	9,607	6,343	11,260

Net income	$1,796	$6,757	$7,595	$7,691	$15,027	$9,921	$17,611

Basic earnings per common share	$0.20	$0.74	$0.83	$0.84	$1.63	$1.08	$1.88
Diluted earnings per common share	$0.20	$0.74	$0.83	$0.84	$1.61	$1.07	$1.85

	June 24,	June 29,	June 28,	June 27,	June 26,	December 25,
	1999	2000	2001	2002	2003	2003

	(in thousands)
Balance Sheet Data:
Working capital	$53,515	$60,168	$55,055	$67,645	$75,182	$84,141
Total assets	207,331	217,031	211,007	206,815	223,727	272,656
Long-term debt, less current maturities	57,508	51,779	39,109	40,421	29,640	21,139
Total debt	99,591	99,355	89,307	69,623	70,118	52,329
Stockholders’ equity	79,994	86,751	94,346	102,060	118,781	137,331

(1)	The fiscal year ended June 29, 2000 consists of 53 weeks. All other fiscal years presented consist of 52 weeks.

(2)	We restated our financial statements to change the classification of freight costs, which had previously been reported as a reduction in net sales rather than selling expenses. The change in the classification increased net sales and selling expenses by corresponding amounts and had no effect on our income from operations, net income, or our consolidated balance sheet, stockholders’ equity or cash flows. See Note 12 in Notes to Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      We encourage you to read the following discussion and analysis in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes, which are included in or incorporated by reference into this prospectus. Our discussion of results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed under “Risk Factors” and elsewhere or incorporated by reference in this prospectus.

Introduction

      Fiscal 2003 was a record-setting year for us. Net sales for fiscal 2003 were $419.7 million compared to $352.8 million for fiscal 2002. This represents a 19.0% increase in net sales, our highest annual net sales growth in the last eight years. Our net sales growth was a result of double-digit percentage increases in our consumer, industrial and export distribution channels.

      In addition to strong sales growth, our net income almost doubled in fiscal 2003 to $15.0 million. We were able to increase our gross margin in fiscal 2003 by 1.0% due to unit volume sales increases while certain costs of sales remained fixed, as well as due to lower peanut costs. In addition, we were able to reduce our selling and administrative expenses as a percentage of net sales from 11.3% in fiscal 2002 to 10.4% in fiscal 2003 through our ongoing cost-containment efforts.

      These increases in sales and profitability have continued into the twenty-six week period ended December 25, 2003 compared to the same period in the prior year. Net sales increased to $296.2 million for the twenty-six weeks ended December 25, 2003 compared to $233.4 million for the same period in the prior year, representing a 26.9% increase. This growth was achieved primarily through unit volume increases throughout all of our major distribution channels. Our gross margin for the twenty-six weeks ended December 25, 2003 improved by 2.8% when compared to our gross margin for the twenty-six weeks ended December 26, 2002. This gross margin improvement was primarily due to unit volume sales increases while certain costs of sales remained fixed, lower peanut costs in the first quarter of fiscal 2004 and certain other non-recurring items. Our net income in the twenty-six week period ended December 25, 2003 increased by 77.5% to $17.6 million from the twenty-six weeks ended December 26, 2002.

      We believe that a portion of the overall increase in net sales, both for fiscal 2003 and for the twenty-six weeks ended December 25, 2003, is attributable to the growing awareness of the health benefits of nuts and the current trend toward a low carbohydrate/high protein diet. We continually review nut consumption data prepared by various trade associations, marketing organizations and the United States Department of Agriculture to monitor trends in our business. We also review crop estimates to determine the available supply of various nuts, although due to the susceptibility of crops to wide year-over-year variations, this information is typically only useful for short periods of time. We then develop business strategies through analysis of this consumption and supply information.

      A significant factor in our improved margins has been the effect of the termination of the federal peanut quota program in the 2002 Farm Bill, which reduced our costs for peanuts beginning in the second quarter of fiscal 2003. The positive effect on our margins was partially offset by a smaller decrease in our peanut selling prices. Our gross profit margin on peanuts is now similar to our total gross profit margin. We anticipate that the 2002 Farm Bill will continue to have a favorable impact on the purchase prices of our peanut inventories for the foreseeable future, though there is no assurance that the related favorable effect on our margins will continue.

      We face a number of challenges as we work to continue our record growth. Due to our recent unit volume sales growth, our Chicago area processing facilities operate at full capacity at certain times during the year. If we continue to experience growth in unit volume sales, we could exceed our capacity to meet the demand for our products, especially prior to the completion of our facility consolidation project. If we proceed with the facility consolidation project, which will require approximately four to five years to complete, we nevertheless face potential disruptive effects on our business, such as cost overruns for the construction of the new facility or business interruptions that may result from the transfer of production to the new facility. In addition, we will continue to face the ongoing challenges of our business such as food safety and regulatory issues, the antitrust investigation of a portion of the peanut shelling industry and the maintenance and growth of our customer base.

      Our business is seasonal. Demand for peanut and other nut products is highest during the months of September, October, November and December. Peanuts, pecans, walnuts, almonds and cashews, our principal raw materials, are purchased primarily during the period from August to February and are processed throughout the year. As a result of this seasonality, our personnel and working capital requirements peak during the last four months of the calendar year. This seasonality also impacts capacity utilization at our Chicago area facilities, with these facilities routinely operating at full capacity during the last four months of the calendar year.

      Our fiscal year ends on the final Thursday of June each year, and typically consists of fifty-two weeks, or four thirteen week quarters. References herein to fiscal 2004 are to the fiscal year ending June 24, 2004. References herein to fiscal 2003 are to the fiscal year ended June 26, 2003. References herein to fiscal 2002 are to the fiscal year ended June 27, 2002. References herein to fiscal 2001 are to the fiscal year ended June 28, 2001.

Net Sales and Selling Expenses Restatement

      In accordance with authoritative accounting literature, we have changed the classification of our freight costs. As a result, we have restated our Consolidated Statements of Operations included in our annual financial statements filed on Form 10-K/A for the fiscal years ended June 26, 2003, June 27, 2002 and June 28, 2001 and our quarterly filing for the thirteen-weeks ended September 25, 2003 on Form 10-Q/A. We changed the classification of our freight costs, which had previously been reflected as a reduction in net sales rather than selling expenses, in accordance with the guidance of Emerging Issues Task Force No. 00-10 (“EITF 00-10”), “Accounting for Shipping and Handling Fees and Costs.” We have included a disclosure of our accounting policy related to shipping and handling costs in Note 1 of Notes to Consolidated Financial Statements and have made the appropriate modifications to the Consolidated Statements of Operations to give effect to this change in classification.

      As a result of this restatement, our net sales, gross profit, selling expenses and total selling, general and administrative expenses each increased by the corresponding amount of our freight costs. These changes had no effect on our income from operations, net income and earnings per share, nor our consolidated balance sheet, stockholders’ equity and cash flows.

      EITF 00-10 allows companies to classify shipping and handling costs in either or both of cost of goods sold or selling, general and administrative costs. We have elected to classify our shipping and handling costs (including freight costs) as selling expenses. We believe our presentation makes our financial statements comparable to companies in similar industries. Some other comparable companies, however, include shipping and handling costs in their costs of goods sold and others include portions of shipping and handling costs in both their cost of goods sold and selling, general and administrative expenses.

      As a result of classifying our freight costs as selling expenses, we report higher gross profit than if we were to classify these costs as cost of goods sold. Our income from operations, net income and earnings per share would be the same under either approach.

Results of Operations

      The following table sets forth certain information regarding our costs and expenses expressed as a percentage of consolidated net sales:

	Fiscal Year Ended			Twenty-Six Weeks Ended

	June 28,	June 27,	June 26,	December 26,	December 25,
	2001	2002	2003	2002	2003

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	82.7	83.6	82.7	83.0	80.2

Gross profit	17.3	16.4	17.3	17.0	19.8
Selling and administrative expenses	11.3	11.3	10.4	9.2	9.5

Income from operations	6.0	5.1	6.9	7.8	10.3
Interest expense	(2.4)	(1.6)	(1.1)	(0.9)	(0.6)
Other income	0.1	0.1	0.1	0.1	0.1

Income before income taxes	3.7	3.6	5.9	7.0	9.8
Income tax expense	1.5	1.4	2.3	2.7	3.9

Net income	2.2%	2.2%	3.6%	4.3%	5.9%

Comparison of Twenty-Six Week Periods Ended December 25, 2003 and December 26, 2002

      Net Sales. Net sales for the first twenty-six weeks of fiscal 2004 were approximately $296.2 million, an increase of approximately $62.7 million, or 26.9%, over the net sales of approximately $233.4 million for the first twenty-six weeks of fiscal 2003. The increase in net sales was due primarily to higher unit volume sales in our consumer, industrial, export and food service distribution channels. Unit volume increased approximately 18.8% for the first twenty-six weeks of fiscal 2004 compared to the first twenty-six weeks of fiscal 2003. The remainder of the increase in sales was due to higher selling prices for pecans during the first twenty-six weeks of fiscal 2004 compared to the first twenty-six weeks of fiscal 2003, as we were able to sell our pecan products at higher prices reflecting higher procurement costs.

      We experienced significant growth in most of our key distribution channels. The increase in net sales in the consumer distribution channel was due primarily to an increase in Fisher brand and private label business through the expansion of business with existing customers. A significant portion of this expansion in the distribution of Fisher products came from short-term promotional activity which may not result in a permanent increase in net sales. This increase was driven by increased nut consumption and our efforts to increase Fisher brand marketing and promotions, especially in the Chicago area. The increase in net sales in the industrial distribution channel was due primarily to the increased usage of nuts as ingredients in food products such as cereals and nutrition bars. The increase in net sales in the export distribution channel was due primarily to higher almond and pecan sales to the Asian and European markets. The increase in net sales in the food service distribution channel was due primarily to the food service industry rebounding from a decline in business during fiscal 2003. Net sales in the contract packaging distribution channel increased slightly for the twenty-six week period ended December 25, 2003.

      We believe that we are well-positioned for sales growth throughout our major distribution channels. We expect the increased demand for nuts to continue and to increase the selling opportunities available in the consumer distribution channel. We believe that industrial customers will continue to develop new nut-based products to capitalize on the health benefits of nuts. We also expect our food service business to improve as nuts are used more frequently in menu choices.

      The following table shows a comparison of sales by distribution channel and as a percentage of total net sales (dollars in thousands):

	Twenty-Six Weeks Ended

Distribution Channel	December 26, 2002		December 25, 2003

Consumer	$140,566	60.2%	$178,701	60.3%
Industrial	43,000	18.4	58,082	19.6
Food Service	17,634	7.6	22,734	7.7
Contract Packaging	14,006	6.0	14,867	5.0
Export	18,228	7.8	21,769	7.4

Total	$233,434	100.0%	$296,153	100.0%

      The following table shows a comparison of sales by product type as a percentage of total gross sales. The table is based on gross sales, rather than net sales, because certain adjustments, such as promotional discounts, are not allocable to product types.

	Twenty-Six Weeks Ended

	December 26,	December 25,
Product Type	2002	2003

Peanuts	23.6%	24.2%
Pecans	20.2	22.2
Cashews & Mixed Nuts	23.2	22.6
Walnuts	13.0	11.1
Almonds	8.2	10.2
Other	11.8	9.7

Total	100.0%	100.0%

      Gross Profit. Gross profit for the first twenty-six weeks of fiscal 2004 increased approximately 47.8% to approximately $58.7 million from approximately $39.7 million for the first twenty-six weeks of fiscal 2003. Gross profit margin increased from approximately 17.0% for the first twenty-six weeks of fiscal 2003 to approximately 19.8% for the first twenty-six weeks of fiscal 2004. The increase in gross profit margin was due primarily to unit volume sales increases while certain costs of sales remained fixed, and we experienced lower peanut costs. Also, favorably impacting gross profit margin for the first twenty-six weeks of fiscal 2004 were better than anticipated results in our pecan shelling operation, which led to a positive adjustment to our pecan inventory. These favorable results became apparent as the remaining balance of the 2002 pecan crop was shelled during the first quarter of fiscal 2004. The effect of this pecan quantity increase was partially offset by an increase in the amount due to almond growers pursuant to the final settlement of the 2002 crop. The amounts paid to a majority of almond growers are dependent upon the final prices paid by certain of our competitors. These final prices are generally not known until the first quarter of the fiscal year following harvest.

      Selling and Administrative Expenses. For the first twenty-six weeks of fiscal 2004, selling and administrative expenses as a percentage of net sales increased to approximately 9.5% compared to approximately 9.2% for the first twenty-six weeks of fiscal 2003. Selling expenses as a percentage of net sales increased from approximately 6.9% for the first twenty-six weeks of fiscal 2003 to approximately 7.2% for the first twenty-six weeks of fiscal 2004. Administrative expenses as a percentage of net sales increased from approximately 2.0% for the first twenty-six weeks of fiscal 2003 to approximately 2.7% for the first twenty-six weeks of fiscal 2004. The increase in administrative expenses was due primarily to higher employee incentive compensation due to our improved operating results for the first twenty-six weeks of fiscal 2004. Fiscal 2003 also included a benefit related to the receipt of a contract settlement payment from a customer who previously chose not to honor a supply contract. Also contributing to the increase in administrative expenses for the first twenty-six weeks of fiscal 2004 were higher legal and professional fees related to (i) the United States

Department of Justice’s investigation of the peanut shelling industry and (ii) compliance with the Sarbanes-Oxley Act of 2002 and other corporate governance regulation.

      Income from Operations. Due to the factors discussed above, income from operations increased from approximately $18.3 million, or 7.8% of net sales, for the first twenty-six weeks of fiscal 2003, to approximately $30.5 million, or 10.3% of net sales, for the first twenty-six weeks of fiscal 2004.

      Interest Expense. For the first twenty-six weeks of fiscal 2004, interest expense decreased to approximately $1.9 million from approximately $2.3 million for the first twenty-six weeks of fiscal 2003. The decrease in interest expense was due to lower average rates of borrowings and lower balances resulting from scheduled debt payments. During the first quarter of fiscal 2004, we paid the first of three annual installments on our $15.0 million subordinated debt, which bears a 9.4% interest rate.

      Income Taxes. Income tax expense was approximately $11.3 million, or 39.0% of income before income taxes, for the first twenty-six weeks of fiscal 2004, compared to approximately $6.3 million, or 39.0% of income before income taxes, for the first twenty-six weeks of fiscal 2003.

      Net Income. Net income was approximately $17.6 million, or $1.88 basic earnings per common share ($1.85 diluted), for the first twenty-six weeks of fiscal 2004, compared to approximately $9.9 million, or $1.08 basic earnings per common share ($1.07 diluted), for the first twenty-six weeks of fiscal 2003, due to the factors discussed above.

Fiscal 2003 Compared with Fiscal 2002

      Net Sales. Net sales increased from approximately $352.8 million for fiscal 2002 to approximately $419.7 million for fiscal 2003, an increase of approximately $66.9 million, or 19.0%. The increase in net sales was due primarily to higher unit volume sales to our retail, export and industrial customers. The increase in net sales to retail customers was due primarily to an increase in private label business through the addition of new customers and the expansion of business to existing customers. The increase in net sales to export customers was due primarily to higher almond sales to the Asian market and increased snack nut sales to the Canadian market. The increase in sales to industrial customers was due primarily to the increased usage of nuts as ingredients in food products.

      The following table shows an annual comparison of sales by distribution channel, and as a percentage of total net sales (dollars in thousands):

	Year Ended

Distribution Channel	June 27, 2002		June 26, 2003

Consumer	$200,730	56.9%	$237,766	56.7%
Industrial	72,326	20.5	86,176	20.5
Food Service	38,057	10.8	36,755	8.8
Contract Packaging	22,703	6.4	26,195	6.2
Export	18,983	5.4	32,784	7.8

Total	$352,799	100.0%	$419,676	100.0%

      The following table shows an annual comparison of sales by product type, and as a percentage of total gross sales. The table is based on gross sales, rather than net sales, because certain adjustments, such as promotional discounts, are not allocable to product type.

	Year Ended

	June 27,	June 26,
Product Type	2002	2003

Peanuts	27.8%	25.3%
Pecans	18.8	17.7
Cashews & Mixed Nuts	21.4	24.1
Walnuts	11.7	10.9
Almonds	7.7	10.1
Other	12.6	11.9

Total	100.0%	100.0%

      Gross Profit. Gross profit in fiscal 2003 increased 25.5% to approximately $72.6 million from approximately $57.9 million for fiscal 2002. Gross profit margin increased from 16.4% for fiscal 2002 to 17.3% for fiscal 2003. The increase in gross profit margin was due primarily to (i) the increase in unit volume as certain costs of sales are of a fixed nature, (ii) changes in the sales mix to higher margin items and (iii) generally lower commodity costs, especially for peanuts which were directly impacted by the 2002 Farm Bill.

      Selling and Administrative Expenses. Selling and administrative expenses as a percentage of net sales decreased from 11.3% for fiscal 2002 to 10.4% for fiscal 2003. Selling expenses as a percentage of net sales decreased from 8.7% for fiscal 2002 to 7.9% for fiscal 2003. This decrease was due primarily to (i) continuous efforts to control expenses and (ii) the fixed nature of certain of these expenses relative to a larger revenue base. Administrative expenses as a percentage of net sales decreased from 2.6% for fiscal 2002 to 2.5% for fiscal 2003. This decrease was due primarily to the fixed nature of these expenses over a larger revenue base. Administrative expenses, in gross dollars, increased from approximately $9.4 million in fiscal 2002 to approximately $10.6 million in fiscal 2003, an increase of approximately $1.2 million, or 13.1%. This increase is due primarily to higher incentive compensation expenses attributable to improved operating results.

      Income from Operations. Due to the factors discussed above, income from operations increased from approximately $17.9 million, or 5.1% of net sales, for fiscal 2002, to approximately $28.8 million, or 6.9% of net sales, for fiscal 2003.

      Interest Expense. Interest expense decreased from approximately $5.8 million for fiscal 2002 to approximately $4.7 million for fiscal 2003. The decrease in interest expense was due primarily to (i) lower average levels of borrowings due to scheduled debt payments and (ii) lower interest rates associated with the Bank Credit Facility discussed below.

      Income Taxes. Income tax expense was approximately $9.6 million, or 39.0% of income before income taxes, for fiscal 2003, compared to approximately $5.0 million, or 39.6% of income before income taxes, for fiscal 2002.

      Net Income. Net income was approximately $15.0 million, or $1.63 basic earnings per common share ($1.61 diluted), for fiscal 2003, compared to approximately $7.7 million, or $0.84 basic earnings per common share ($0.84 diluted), for fiscal 2002, due to the factors discussed above.

Fiscal 2002 Compared with Fiscal 2001

      Net Sales. Net sales increased from approximately $342.4 million for fiscal 2001 to approximately $352.8 million for fiscal 2002, an increase of approximately $10.4 million, or 3.1%. The increase in net sales was due primarily to higher unit volume sales to our retail and contract packaging customers, partially offset by lower unit volume sales to our industrial customers during the first half of fiscal 2002. The increase in net sales to retail customers was due primarily to increased sales of private label products. The decrease in net sales to industrial customers was due primarily to high sales of pecans during the first half of fiscal 2001. The increase in net sales was accomplished despite lower average selling prices during the last half of fiscal 2002, due to lower commodity costs for pecans, cashews and almonds.

      Gross Profit. Gross profit in fiscal 2002 decreased 2.0% to approximately $57.9 million from approximately $59.1 million for fiscal 2001. Gross profit margin decreased from 17.3% for fiscal 2001 to 16.4% for fiscal 2002. The decrease in gross profit margin was due primarily to (i) a decrease in gross profit margin on sales to industrial customers, (ii) an increase in private label sales to retail customers, which sales generally carry lower gross profit margins than sales of branded products and (iii) an increase in sales to contract packaging customers, which sales generally carry lower margins than sales to our other customers.

      Selling and Administrative Expenses. Selling and administrative expenses as a percentage of net sales were 11.3% for both fiscal 2001 and fiscal 2002. Selling expenses as a percentage of net sales were 8.7% for both fiscal 2001 and fiscal 2002. Administrative expenses as a percentage of net sales were 2.6% for both fiscal 2002 and fiscal 2001.

      Income from Operations. Due to the factors discussed above, income from operations decreased from approximately $20.4 million, or 6.0% of net sales, for fiscal 2001 to approximately $17.9 million, or 5.1% of net sales, for fiscal 2002.

      Interest Expense. Interest expense decreased from approximately $8.4 million for fiscal 2001 to approximately $5.8 million for fiscal 2002. The decrease in interest expense was due primarily to (i) lower average levels of borrowings due to lower average levels of inventories and (ii) lower interest rates associated with the Bank Credit Facility.

      Income Taxes. Income tax expense was approximately $5.0 million, or 39.6% of income before income taxes, for fiscal 2002, compared to approximately $5.1 million, or 40.0% of income before income taxes, for fiscal 2001.

      Net Income. Net income was approximately $7.7 million, or $0.84 basic earnings per common share ($0.84 diluted), for fiscal 2002, compared to approximately $7.6 million, or $0.83 basic earnings per common share ($0.83 diluted), for fiscal 2001, due to the factors discussed above.

Liquidity and Capital Resources

General

      The primary uses of cash are to fund our current operations, fulfill our contractual obligations and repay indebtedness. Also, various uncertainties could result in additional uses of cash, such as those pertaining to the antitrust investigation of a portion of the peanut shelling industry or other litigation.

      Cash flows from operating activities have historically been driven by income from our operations and are also influenced by our inventory balances, which can change based upon fluctuations in both quantities and market prices of the various nuts we sell. Current market trends in nut prices and crop estimates also impact our inventory purchasing.

      Net cash provided by operating activities was approximately $22.8 million for the first twenty-six weeks of fiscal 2004 compared to approximately $18.8 million for the first twenty-six weeks of fiscal 2003. The increase in cash provided by operating activities for the first twenty-six weeks of fiscal 2004 when compared to the first twenty-six weeks of fiscal 2003 was due primarily to improved operating results. Our nut purchases were approximately 18.2% greater in the first twenty-six weeks of fiscal 2004 than in the first twenty-six weeks of fiscal 2003.

      During the first twenty-six weeks of fiscal 2004, we spent approximately $6.1 million on capital expenditures, compared to approximately $5.0 million for the first twenty-six weeks of fiscal 2003. The most significant project for fiscal 2004 is the expansion of the storage capacity of in-shell pecans at our Selma, Texas facility. We expect to complete this project during the third quarter of fiscal 2004. We are currently exploring the possible consolidation of our Chicago area production facilities into a single location through the construction of a new production facility. If the consolidation proceeds, it is unlikely that such a facility could be financed using solely our existing credit facilities. In that event, we would evaluate other financing alternatives, including but not limited to debt financing, proceeds from the sale of existing Chicago area facilities and/or cash flow from operations. During the first twenty-six weeks of fiscal 2004, we repaid approximately $8.5 million of long-term debt compared to approximately $3.4 million during the first twenty-six weeks of fiscal 2003, as the first scheduled annual $5.0 million payment of subordinated debt under the Additional Long-Term Financing discussed below became due.

      Net cash provided by operating activities was approximately $7.4 million for fiscal 2003 compared to approximately $24.4 million for fiscal 2002. The decrease in cash provided by operating activities for fiscal 2003 when compared to fiscal 2002 was due largely to an increase in inventories of approximately $12.5 million that occurred primarily as a result of (i) opportunities to purchase a significantly greater quantity of almonds in fiscal 2003 and (ii) an increase in the purchase price of pecans in fiscal 2003. The largest component of net cash used in investing activities during fiscal 2003 was approximately $7.9 million in capital expenditures, compared to approximately $4.6 million during fiscal 2002. This increase in capital expenditures was due primarily to the expansion of processing capacities and capabilities at our Gustine, California facility. Notes payable increased to approximately $29.7 million at June 26, 2003 from approximately $23.5 million at June 27, 2002, due primarily to the increase in the purchase of inventories. During both fiscal 2003 and fiscal 2002, we repaid approximately $5.7 million of long-term debt.

Financing Arrangements

      Our Bank Credit Facility is comprised of (i) a working capital revolving loan, which provides for working capital financing of up to approximately $73.1 million, in the aggregate, and matures, as amended, on May 31, 2006, and (ii) a letter of credit of approximately $6.9 million to secure industrial development bonds, which matures on June 1, 2006. Borrowings under the working capital revolving loan accrue interest at a rate determined pursuant to a formula based on the agent bank’s quoted rate and the Eurodollar Interbank rate, the weighted average of which was 2.54% at December 25, 2003. As of December 25, 2003, we had approximately $49.5 million of available credit under the Bank Credit Facility.

      As of December 25, 2003, the total principal amount outstanding under our $35.0 million Long-Term Financing Facility was approximately $4.9 million. Of the $4.9 million, $2.5 million bears interest at rates ranging from 7.34% to 9.18% per annum payable quarterly, and requires equal semi-annual principal installments of approximately $1.3 million, with the final installment due on August 16, 2004. The remaining approximately $2.4 million of this indebtedness bears interest at a rate of 9.16% per annum payable quarterly, and requires equal semi-annual principal installments of approximately $0.5 million, with the final installment due on May 15, 2006.

      As of December 25, 2003, the total principal amount outstanding under our $25.0 million Additional Long-Term Financing was approximately $12.9 million. Of the $12.9 million, approximately $2.9 million bears interest at a rate of 8.3% per annum payable semiannually, and requires equal annual principal installments of approximately $1.4 million, with the final installment due on September 1, 2005. The remaining $10.0 million of this indebtedness, which is subordinated to our other financing facilities, bears interest at a rate of 9.38% per annum payable semiannually, and requires equal annual principal installments of $5.0 million, with the final installment due on September 1, 2005.

      The terms of our financing facilities, as amended, include certain restrictive covenants that, among other things (i) require us to maintain specified financial ratios, (ii) limit our annual capital expenditures and (iii) require that Jasper B. Sanfilippo, our Chairman and Chief Executive Officer, and Mathias A. Valentine, a Director and our President, together with their respective immediate family members and certain trusts created for the benefit of their respective sons and daughters, continue to own shares representing the right to elect a majority of the member of our board of directors. In addition, (i) the Long-Term Financing Facility limits our payment of dividends to a cumulative amount not to exceed 25% of our cumulative net income from and after January 1, 1996 to the date the dividend is declared, (ii) the Additional Long-Term Financing limits cumulative dividends to the sum of (a) 50% of our cumulative net income (or minus 100% of our cumulative net loss) from and after January 1, 1995 to the date the dividend is declared, (b) the cumulative amount of the net proceeds received by us during the same period from any sale of our capital stock, and (c) $5.0 million, and (iii) the Bank Credit Facility limits dividends to the lesser of (a) 25% of net income for the previous fiscal year, or (b) $5.0 million and prohibits us from redeeming shares of capital stock. As of December 25, 2003, we were in compliance with all restrictive covenants under our financing facilities.

      We believe that cash flow from operating activities and funds available under the Bank Credit Facility will be sufficient to meet working capital requirements and anticipated capital expenditures for the foreseeable future. However, if we elect to pursue the facility consolidation project, additional financing sources will be required to fund the capital expenditures that would be necessary for the project.

      As of December 25, 2003 we had $6.8 million in aggregate principal amount of industrial development bonds outstanding, which was used to finance the acquisition, construction and equipping of our Bainbridge, Georgia facility. The bonds bear interest payable semiannually at 4.00% (which was reset on June 1, 2002) through May 2006. On June 1, 2006, and on each subsequent interest reset date for the bonds, we are required to redeem the bonds at face value plus any accrued and unpaid interest, unless a bondholder elects to retain his or her bonds. Any bonds redeemed by us at the demand of a bondholder on the reset date are required to be remarketed by the underwriter of the bonds on a “best efforts” basis. Funds for the redemption of bonds on the demand of any bondholder are required to be obtained from the following sources in the following order of priority: (i) funds supplied by us for redemption, (ii) proceeds from the remarketing of the bonds, (iii) proceeds from a drawing under a related letter of credit, or (iv) in the event funds from the foregoing sources are insufficient, a mandatory payment by us. Drawings under the letter of credit to redeem bonds on the demand of any bondholder are payable in full by us upon demand of the lenders under the Bank Credit Facility. In addition, we are required to redeem the bonds in varying annual installments, ranging from approximately $0.3 million in fiscal 2004 to approximately $0.8 million in fiscal 2017. We are also required to redeem the bonds in certain other circumstances, including within 180 days after any determination that interest on the bonds is taxable. We have the option, subject to certain conditions, to redeem the bonds at face value plus accrued interest, if any.

      We intend to use the net proceeds of this offering of our common stock to repay approximately $19.7 million of long-term debt, which currently bears interest rates ranging from 7.3% to 9.4% and has maturity dates between August 16, 2004 and October 1, 2015, along with $20.4 million on our revolving credit facility, which accrued interest at a rate of 2.54% as of December 25, 2003 and matures May 31, 2006. The remainder, if any, will be used for general corporate purposes. We believe that this reduction in debt will de-lever our balance sheet, enabling us to obtain any required future borrowings at more attractive rates of interest. We expect that the repayment of our long-term debt will cause us to incur prepayment penalties of approximately $1.3 million after taxes.

Capital Expenditures

      For fiscal 2003, capital expenditures were approximately $7.9 million. Through the twenty-six weeks ended December 25, 2003, capital expenditures were approximately $6.1 million. We believe that capital expenditures for fiscal 2004 will be between $9.0 and $10.0 million. The most significant planned capital expenditure for fiscal 2004 is approximately $3.0 to $3.5 million for an increase in storage capacity of in-shell pecans at our Selma, Texas facility. Approximately $1.1 million was incurred on this project during fiscal 2003.

      As noted above, we are currently exploring the facility consolidation project. If the project proceeds, it is unlikely that the project could be financed using solely our existing credit facilities. In that event, we would consider the use of other financing alternatives, including but not limited to debt financing, proceeds from the sale of existing Chicago area facilities and/or cash flow from operations. We currently project that the facility consolidation project will require a total investment of approximately $75.0 to $85.0 million over the life of the project, which would be incurred during the next four to five years.

Capital Resources

      As of December 25, 2003, we had approximately $49.5 million of available credit under the Bank Credit Facility. Scheduled long-term debt payments for fiscal 2004 are approximately $10.8 million, of which approximately $8.5 million were made during the first twenty-six weeks of fiscal 2004. Scheduled operating lease payments for fiscal 2004 are approximately $1.3 million. We believe that cash flow from operating activities and funds available under the Bank Credit Facility will be sufficient to meet working capital requirements and anticipated capital expenditures for the foreseeable future. However, if we elect to proceed with the facility consolidation project, additional financing sources may be required to fund the capital expenditures that would be necessary for that project. These financing sources may include debt financing, proceeds from the sale of certain of existing Chicago area facilities and/or cash flow from operations.

      Our proposed repayment of certain of our outstanding debt as described above with the net proceeds of this offering would require the consent of the majority of the lenders under our revolving credit facility and, to the extent any such debt to be repaid is expressly subordinated to any other debt which is not also being repaid in full concurrently therewith, the consent of the lenders under such senior debt. We have not yet sought or obtained any such consents.

Critical Accounting Policies

      The accounting policies as disclosed in the Notes to Consolidated Financial Statements included elsewhere in this prospectus, are applied in the preparation of our financial statements and accounting for the underlying transactions and balances. The policies discussed below are considered by our management to be critical for an understanding of our financial statements because the application of these policies places the most significant demands on management’s judgment, with financial reporting results relying on estimation regarding the effect of matters that are inherently uncertain. Specific risks, if applicable, for these critical accounting policies are described in the following paragraphs. For a detailed discussion on the application of these and other accounting policies, see Note 1 of the Notes to Consolidated Financial Statements, included elsewhere in this prospectus.

      Preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition

      We record revenue when a persuasive arrangement exists, title has transferred (based upon terms of shipment), price is fixed, delivery occurs and collection is reasonably assured. While our customers do have the right to return products, our past experience has demonstrated that product returns have been insignificant. We offer annual volume rebates to certain customers and estimate the amount of these rebates based upon projected volume for the year. Provisions for returns and rebates are reflected as a reduction in net sales.

Accounts Receivable

      Accounts receivable are stated at the amounts charged to customers, less (i) an allowance for doubtful accounts, (ii) a reserve for estimated cash discounts and (iii) a reserve for customer deductions. The allowance for doubtful accounts is calculated by specifically identifying customers that are credit risks. The reserve for estimated cash discounts is based on actual payments. The reserve for customer deductions represents an estimate of future credit memos that will be issued to customers and is based on historical experience. Our estimates of our accounts receivable reserves and allowances have historically been accurate. We have not needed to record significant adjustments due to improper estimates of accounts receivable reserves and allowances.

Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market. Fluctuations in the market price of peanuts, pecans, walnuts, almonds and other nuts may affect the value of our inventory and thus our gross profit and gross profit margin. If expected market sales prices were to move below cost, we would record adjustments to write down the carrying values of inventories to fair market value. In the first quarter of fiscal 2003, we wrote down our peanut inventories by approximately $1.2 million due to the termination of the federal peanut quota program in the 2002 Farm Bill. Since no nuts are currently subject to any government programs, this type of write down is not anticipated to occur in the future. The previous significant write-down of inventories occurred in September 1996, as our pecan inventories were adjusted by $2.6 million.

Impairment of Long-lived Assets

      We review long-lived assets to assess recoverability from projected undiscounted cash flows whenever events or changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized in operating results when future undiscounted cash flows are less than the assets’ carrying value. The impairment loss would adjust the carrying value to its fair value. To date we have not recorded any impairment charges.

Introductory Funds

      The ability to sell to certain retail customers often requires upfront payments to be made by us. Such payments, referred to as introductory funds, are made pursuant to contracts that usually stipulate the term of the agreement, the quantity and type of products to be sold and any exclusivity requirements. The cost of these payments is initially recorded as an asset and is amortized on a straight-line basis over the term of the contract and is recorded as a reduction in net sales.

Related Party Transactions

      As discussed in Note 7 and Note 9 of the Notes to Consolidated Financial Statements, included elsewhere in this prospectus, we lease space from related parties and transact with other related parties in the normal course of business. We believe that these related party transactions are conducted on terms that are no more favorable to the related party than those that would be available in a transaction conducted on an arm’s length basis.

Contractual Cash Obligations

      At June 26, 2003, we had the following contractual cash obligations (in thousands):

	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	June 24,	June 30,	June 29,	June 28,	June 26,
	2004	2005	2006	2007	2008	Thereafter

Long-term debt	$13,922	$11,816	$15,724	$1,575	$1,575	$4,519
Minimum operating lease commitments	1,252	1,355	1,000	214	133	10
Contractual grower obligations	19	—	—	—	—	—

Total contractual cash obligations	$15,193	$13,171	$16,724	$1,789	$1,708	$4,529

      At December 25, 2003, we had the following contractual cash obligations (in thousands):

	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	June 24,	June 30,	June 29,	June 28,	June 26,
	2004	2005	2006	2007	2008	Thereafter

Long-term debt	$3,696	$11,816	$15,724	$1,575	$1,575	$4,519
Minimum operating lease commitments	661	1,438	1,070	283	189	60
Contractual grower obligations	29,417	—	—	—	—	—

Total contractual cash obligations	$33,774	$13,254	$16,794	$1,858	$1,764	$4,579

Recent Accounting Pronouncements

      We adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” effective June 28, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, SFAS 142 includes provisions for the reclassification of certain existing recognized intangible assets as goodwill, reassessment of the useful lives of existing recognized intangible assets, reclassification of certain intangible assets out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. Our recorded assets at June 28, 2002 included both an intangible asset and goodwill.

      Based upon the results of management’s impairment testing, which included an independent valuation, no adjustment to the carrying amount of goodwill and the intangible asset is required. As required under SFAS 142, amortization of goodwill has been discontinued.

      In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 became effective in the first quarter of fiscal 2003. The implementation of SFAS 143 did not have an effect on our cash flows, financial position or results of operations.

      In August 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations. SFAS 144 became effective in the first quarter of fiscal 2003. The adoption of SFAS 144 had no impact on our cash flows, financial position or results of operations.

      In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 became effective in the third quarter of fiscal 2003. The adoption of SFAS 146 had no impact on our cash flows, financial position or results of operations.

      In November 2002, the FASB issued Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation 45 requires a guarantor to include disclosure of certain obligations and, if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement became effective for guarantees issued or modified after December 31, 2002 and did not have an impact on us. We adopted the disclosure requirements of Interpretation 45 effective December 2002. We have no obligations from guarantees that require disclosure at June 26, 2003.

      In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS 148 amends certain provisions of SFAS 123 and is effective for fiscal years beginning after December 15, 2002. We are currently evaluating the reporting alternatives of SFAS 148.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 became effective during the second quarter of fiscal 2004. We enter into various transactions with certain related parties including the rental of buildings under capital leases and purchases from entities owned either directly or indirectly by certain of our directors, officers and stockholders. These related party transactions are more fully described in Notes 7 and 9 of the Notes to Consolidated Financial Statements. The adoption of FIN 46 during the second quarter of fiscal 2004 did not have any effect on our financial statements.

BUSINESS

John B. Sanfilippo & Son, Inc.

      Founded in Chicago, Illinois in 1922, we are one of the leading processors and marketers of tree nuts and peanuts in the United States. Through a deliberate strategy of capital expenditures and complementary acquisitions, we have built a vertically integrated nut processing operation that enables us to control every step of the process, including procurement from growers, shelling, processing, packing and marketing. Vertical integration allows us to gain an early understanding of raw material pricing and supply trends, to enhance product quality and to capture additional processing margins. We sell through the major distribution channels to significant buyers of nuts, including food retailers, industrial users for food manufacturing, food service companies and international customers. Selling through a wide array of distribution channels allows us to generate multiple revenue opportunities for the nuts we process. For example, we sell whole almonds to food retailers and almond pieces to industrial users. We process and sell all major nut types consumed in the United States, including peanuts, pecans, cashews, walnuts and almonds in a wide variety of package styles and sizes, whereas most of our competition focuses either on fewer nut types or narrower varieties of packaging options. Because we process all major nut types, we can provide our customers a complete nut product offering. In addition, we are less susceptible to any single nut type’s price or crop volume swings. The following charts summarize our sales mix by product type and distribution channel for the twelve months ended December 25, 2003. The product type chart below is based on gross sales, rather than net sales, because certain adjustments, such as promotional discounts, are not allocable to product types.

Gross Sales Mix by Product Type	Net Sales Mix by Distribution Channel

      We sell products to approximately 3,300 customers, including approximately 100 international accounts. In our consumer channel, we sell both private label products and branded products to customers, such as Wal-Mart, Costco, SuperValu, Walgreen’s and Publix. In our industrial and contract packaging channels, we sell to a number of the largest food manufacturing companies in the United States.

      In fiscal 2003, we distributed approximately 245 million pounds of nuts and other products, a substantial portion of which we procured, shelled and processed through our vertically integrated supply chain. In fiscal 2003, our sales grew by 19.0% to $419.7 million and our net income rose by 95.4% to $15.0 million compared to fiscal 2002. For the twenty-six weeks ended December 25, 2003 our sales grew by 26.9% to $296.2 million and our net income grew by 77.5% to $17.6 million compared to the same period in the prior year.

Industry

      The United States nut industry, defined by the United States Department of Agriculture in terms of the annual domestic consumption of edible shelled pounds of tree nuts and peanuts, comprised approximately 2.4 billion pounds in annual volume for the year ended September 30, 2003 and has grown at a 3.9% compound annual growth rate over the past five years. According to A. C. Nielsen, total retail sales of nuts grew 11.2% in dollars and 8.9% in volume for the fifty-two weeks ended December 20, 2003. We believe this acceleration in growth is attributable to the increasingly health conscious orientation of mainstream consumers and their desire to find more nutritious, convenient and good-tasting snacking alternatives, as well as a general shift from low-fat/non-fat to low-carbohydrate/high-protein diet plans.

      Several governmental, scientific and industry-related initiatives that substantiate the health benefits of eating nuts are fundamental to these growth trends, including the:

•	United States Food and Drug Administration’s recent allowance of the first qualified health claim for peanuts and certain tree nuts;

•	United States Department of Agriculture’s pending revision of the food pyramid to incorporate new findings on balanced nutrition; and

•	positive findings from scientific studies regarding the health benefits of consuming nuts on a regular basis.

      Media attention surrounding these health claims and findings have increased overall public awareness of the nutritional value of nuts. The industry continues to invest in research studies to identify other health attributes nuts may possess that could increase consumption.

      Within the consumer channel, we believe that retailers will focus more on nuts and nut-based products to meet increased consumer demand and to offer more brand choices to consumers in this category. This belief is supported by the increased merchandising, marketing and promoting of nuts and nut-based products that we have witnessed by our retail customers and the disclosure to us of their plans to develop low-carbohydrate/ high-protein sections or aisles in the near future. We believe that food manufacturers and marketers in the industrial channel will continue to increase their use of nuts and nut-based products to capitalize on the new dietary and nutritional trends that favor our products. We also anticipate continued growth in the other sales channels through which we sell, including the food service channel, as more catering and restaurant chefs begin to add nut ingredients to recipes as part of a healthy menu.

Competitive Strengths

      We believe the following key competitive strengths differentiate us and are critical to our continuing success:

      Vertical Integration. We believe we are the only company in our industry that has established a vertically integrated procurement, shelling, processing, packing and marketing system for the five major domestic nut types: runner-type peanuts, Virginia-type peanuts, pecans, walnuts and almonds. Our supply chain differentiates us from a number of our competitors and allows us to reduce costs, increase speed to market, better meet customer demands, anticipate new market conditions and improve the quality of our products. Our vertical integration process includes the following elements:

•	purchasing nuts directly from growers, which enhances the stability and quality of our supply and provides us with timely information regarding crop yield and quality;

•	owning bulk cold storage and shelling facilities strategically located close to the sources of supply, which helps reduce our costs associated with shipping, handling and storage of nuts;

•	operating highly automated and efficient shelling facilities, which allows us greater control of the quality of our products and helps us reduce our costs for basic processing;

•	sorting, grading and blending our products, which allows us to optimize the usage of raw materials to create finished goods at various stages of the production process; and

•	maintaining sophisticated processing and packaging facilities, which permits us to meet individual customer product and package specifications and rapidly exploit new market opportunities.

      The overall benefit of our vertically integrated operations is that we are able to function as a cost-competitive supplier of nuts and nut-based products to major retail, industrial and food service customers across the United States.

      Broad Product Portfolio. Our product offering includes the nut types, styles and seasonings most widely sold in the United States, and we believe that no other company can provide the number of products that we offer to our broad customer base. We offer our nut products in a variety of different styles and seasonings, including in-shell, natural (with skins), blanched (without skins), oil roasted, dry roasted, honey roasted, unsalted, butter toffee, praline, chocolate coated and cinnamon toasted. In addition, our nut products are sold in numerous package styles and sizes, including poly-cellophane packages, composite cans, vacuum packed tins, plastic jars and glass jars for retail customers, and large cases and sacks for industrial and food service customers. While nut products comprised approximately 88.7% of our gross sales in fiscal 2003, we also market and distribute, and in many cases process and manufacture, a wide assortment of other food and snack products, including extruded snacks, candy and confections and chocolate chips. Our broad scope of products positions us as a recognized one-stop supplier for a large number of our customers.

      Distribution Channel Diversity. Our channels of distribution include consumer, industrial, food service, contract packaging and export. In fiscal 2003, we generated approximately 56.7% of our net sales from the consumer channel. Within this channel, private label generated approximately 66.5% of sales and the Fisher brand accounted for approximately 29.0% of sales. We participate in more than 55 private label programs for key national and regional retailers, such as Wal-Mart, Costco, SuperValu, Walgreen’s and Publix. Our private label relationships provide us the opportunity to demonstrate to retailers our capabilities and high product quality. Moreover, these relationships open incremental sales opportunities for our Fisher products with retailers seeking a strong second national brand in the nut category. Our industrial customers include bakeries, ice cream and candy manufacturers and other food and snack processors. Food service customers include hospitals, schools, universities, airlines, retail and wholesale restaurant businesses and national food service franchises. In addition, we have contracts to package and distribute products manufactured or processed by others. Our multi-channel distribution structure reduces our dependence on any single channel and gives us the ability to capitalize on growth opportunities across channels as consumption patterns and usage occasions change.

      Management Expertise. In a highly competitive industry, our leadership team has consistently demonstrated an ability to capitalize on market opportunities and achieve operating efficiencies to increase our revenue and profitability. Our team has established and maintains long-term supplier and customer relationships and has executed a number of acquisitions and investment projects to implement our vertical integration strategy. We attribute a large portion of our longevity and success to the industry knowledge and operating expertise that has been passed down from our founding family to three subsequent generations. Over the last five years, we have also benefited from the addition to our management team of other experienced food industry executives who bring complementary skills in the areas of sales, marketing and information technology.

Growth Strategy

      Our goal is to build on the momentum that we have achieved by pursuing the following key initiatives:

      Take advantage of distribution channel opportunities. We believe that the current trend of increased consumption of nut products will continue and will create additional sales opportunities across all channels in which we compete, in particular the consumer and industrial channels. As retailers in the consumer channel focus on nut products to meet increased demand, we intend to complement our strong private label business with our competitively-positioned Fisher brand. In the industrial channel, as nuts become better recognized as a value-added ingredient by bakers, ice cream and candy manufacturers and other food and snack processors, we intend to adapt our processing capabilities to continue to meet the increasingly diverse processing requirements of our existing industrial customers and to attract new accounts in this channel. In addition, we will opportunistically pursue further growth in our other sales channels.

      Continue our focus on new product and packaging customization. We support our internal capabilities with feedback from our network of suppliers, key distributors, retailers and brokers, customers and consultants to create proprietary, market-driven new product and packaging concepts that meet our customers’ demands. In addition, our effective monitoring of food trends and consumer preferences ensures the development of new products and packaging that are both relevant and timely. We will continue to leverage our feedback network, monitoring capability and operating flexibility to help our customers meet their product and packaging needs as they grow and adapt to changes in consumer demands.

      Leverage the Fisher brand. We intend to strengthen our brand equity by further consolidating our branded product portfolio under the Fisher brand and devoting a substantial portion of our marketing and advertising programs to increase brand recognition. In addition, we will continue to pursue co-branding opportunities in the industrial and food service channels through product placement of Fisher products as recipe ingredients or in other food companies’ retail products.

      Invest in operations and expand production capabilities. The effective execution of our growth strategies relies on maintaining highly competitive processing facilities. During the past three years, our Chicago area processing facilities have been operating at close to full capacity and routinely reach full capacity during the last four months of each calendar year. As we near full capacity at our Chicago area operations, we will need to expand our production capability to support our planned growth. It is our current intention to address this need by consolidating five Chicago area facilities into one location that would generate savings mainly through the elimination of redundant costs and improvements in processing efficiencies. The project would also create additional square footage to allow us to capitalize on the substantial growth that both we and the industry have achieved. We expect this project to increase processing capacity in our Chicago area operations substantially. See “Business — Properties” for more detailed information on this project.

Description of Business

Principal Products

Raw and Processed Nuts

      Our principal products are raw and processed nuts. These products accounted for approximately 87.5%, 87.1% and 88.7% of our gross sales for fiscal 2001, fiscal 2002 and fiscal 2003, respectively. The nut product line includes peanuts, almonds, Brazil nuts, pecans, pistachios, filberts, cashews, English walnuts, black walnuts, pine nuts and macadamia nuts. Our nut products are sold in numerous package styles and sizes, from poly-cellophane packages, composite cans, vacuum-packed tins, plastic jars and glass jars for retail sales, to large cases and sacks for bulk sales to industrial, food service and government customers. In addition, we offer our nut products in a variety of different styles and seasonings, including natural (with skins), blanched (without skins), oil roasted, dry roasted, unsalted, honey roasted, butter toffee, praline and cinnamon toasted. We sell our products domestically to retailers and wholesalers as well as to industrial and food service customers. We also sell certain of our products to international customers in the retail, food service and industrial markets.

      We acquire a substantial portion of our peanut, pecan, almond and walnut requirements directly from domestic growers. The balance of our raw nut supply is purchased from importers and domestic processors. In fiscal 2003, the majority of our peanuts, pecans and walnuts were shelled at our four shelling facilities, and the remaining portion was purchased shelled from processors and growers.

Peanut Butter

      We manufacture and market peanut butter in several sizes and varieties, including creamy, crunchy and natural. Peanut butter accounted for approximately 3.7%, 4.0% and 4.0% of our gross sales for fiscal 2001, fiscal 2002 and fiscal 2003, respectively.

Candy and Confections

      We market and distribute a wide assortment of candy and confections, including such items as wrapped hard candy, gummies, ju-ju’s, brand name candies, chocolate peanut butter cups, peanut clusters, pecan patties and sugarless candies. Candy and confections accounted for approximately 2.9%, 2.6% and 1.7% of our gross sales for fiscal 2001, fiscal 2002 and fiscal 2003, respectively. Most of these products are purchased from various candy manufacturers and sold to retailers in bulk or retail packages under private labels or the Evon’s brand. The majority of our candy and confections sales and chocolate chip sales, included in Other Products below, are pursuant to a contract with a single customer that will expire in May 2004. We expect that this customer will initiate a competitive bid process for these products. If we are not successful in this process, we expect to significantly curtail our candy and confections operations and chocolate chip distribution.

Other Products

      We also market and distribute, and in many cases process and manufacture, a wide assortment of other food and snack products. These products accounted for approximately 5.9%, 6.3% and 5.7% of our gross sales for fiscal 2001, fiscal 2002 and fiscal 2003, respectively. These other products include: natural snacks, trail mixes and chocolate and yogurt coated products sold to retailers and wholesalers; baking ingredients (including chocolate chips, peanut butter chips, flaked coconut and chopped, diced, crushed and sliced nuts) sold to retailers, wholesalers, industrial and food service customers; bulk food products sold to retail and food service customers; an assortment of corn snacks, sunflower seeds, party mixes, sesame sticks and other sesame snack products sold to retail supermarkets, vending companies, mass merchandisers and industrial customers; and a wide variety of toppings for ice cream and yogurt sold to food service customers.

Customers

      We sell products to approximately 3,300 customers, including approximately 100 international accounts. Retailers of our products include grocery chains, mass merchandisers, drug store chains, convenience stores and membership clubs. We market many of our products through our store-door delivery system to approximately 600 retail stores in Illinois and eight other states. Wholesale distributors purchase products from us for resale to regional retail grocery chains and convenience stores.

      Our industrial customers include bakeries, ice cream and candy manufacturers and other food and snack processors. Food service customers include hospitals, schools, universities, airlines, retail and wholesale restaurant businesses and national food service franchises. In addition, we package and distribute products manufactured or processed by others. Sales to Wal-Mart accounted for approximately 17.1% and 16.1% of our net sales for fiscal 2003 and fiscal 2002, respectively. No other single customer accounted for more than 8.0% of our net sales for fiscal 2003 or fiscal 2002.

Sales and Distribution

      We market our products through our own sales department and through a network of over 200 independent food brokers and various independent distributors and suppliers. Our sales department consists of 58 employees, including 20 regional managers and four sales specialists who manage our internal sales efforts and oversee our food broker network.

      We distribute our products from our Illinois, Georgia, California, North Carolina and Texas production facilities and from public warehouse and distribution facilities located in various other states. The majority of our products are shipped from our production, warehouse and distribution facilities by contract and common carriers.

      We also operate a regional store-door delivery system that services approximately 600 convenience stores, supermarkets and other retail customer locations. Under this system, we use our own fleet of step-vans to market and distribute nuts, snacks and candy directly to retail customers on a store-by-store basis. Presently, the store-door delivery system consists of 22 route salespeople covering routes located in Illinois and other Midwestern states. District and regional route managers, as well as sales and marketing personnel operating out of our corporate offices, are responsible for monitoring and managing the route salespeople.

      In the Chicago area, we operate thrift stores at two of our production facilities and at four other retail stores. These stores sell bulk foods and other products produced by us and by other vendors.

Marketing

      Our marketing strategies are developed by distribution channel. Private label and branded consumer efforts are focused on building brand awareness, attracting new consumers to the category and increasing consumption in the snack and baking nut categories. Industrial and food service efforts are focused on trade-oriented marketing.

      Our consumer promotional campaigns include newspaper advertisements, coupon offers and co-op advertising with select retail customers. We also conduct an integrated marketing campaign using multiple media outlets for the promotion of the Fisher brand. We design and manufacture point-of-purchase displays and bulk food dispensers for use by several of our retail customers. These displays, and other shelving and pegboard displays purchased by us, are installed by our personnel. We believe that controlling the type, style and format of display fixtures benefits the customer and, ultimately, us by presenting our products in a consistent, attractive point-of-sale presentation. Additionally, in an effort to gain additional temporary product placement and to drive sales volume, we utilize shipper display units in retail stores.

      Our industrial and food service trade promotion includes attending regional and national trade shows, trade publication advertising and one-on-one marketing. These promotional efforts highlight our processing capabilities, broad product portfolio, product customization and packaging innovation. Additionally, we have established a select number of co-branding relationships with industrial customers.

      Through our participation in several trade associations, funding of industry research and sponsorship of educational programs, we support efforts to increase awareness of the health benefits, convenience and versatility of nuts as both a snack and recipe ingredient among existing and next generation consumers of nuts.

Competition

      Our nuts and other snack food products compete against products manufactured and sold by numerous other companies in the snack food industry, some of which are substantially larger and have greater resources than we have. In the nut industry we compete with Planters, Ralcorp Holdings, Inc. and numerous regional snack food processors, among others. Competitive factors in our markets include price, product quality, customer service, breadth of product line, brand name awareness, method of distribution and sales promotion.

Raw Materials and Supplies

      We purchase nuts from domestic and international sources. In fiscal 2003, all of the peanuts we purchased were grown in the United States, all of the walnuts and almonds we purchased were grown in California and all of the pecans we purchased were grown in the southern United States and Mexico. We import cashew nuts from India, Africa, Brazil and Southeast Asia. In fiscal 2003, approximately 36.6% of our nut purchases were from international sources.

      Competition in the nut shelling industry is driven by shellers’ ability to have access to and purchase raw nuts, shell them at the lowest cost and sell them to processors. We are the only sheller of all five major domestic nut types and are among a select few shellers who further process, package and sell nuts to the end-user. Raw material pricing pressure, the inability of some shellers to extend credit to raw material suppliers and the high cost of equipment automation have contributed to a consolidation among shellers across all nut types. Consolidation has been most pronounced among peanut shellers.

      We sponsor a seed exchange program under which we provide peanut seed to growers in return for a commitment to repay the dollar value of that seed, plus interest, in the form of farmer stock, or peanuts at harvest. Approximately 80% of the farmer stock peanuts purchased by us in fiscal 2003 were grown from seed provided by us. We also contract for the growing of a limited number of generations of peanut seeds to increase seed quality and maintain desired genetic characteristics of the peanut seed used in processing.

      The availability and cost of raw materials for the production of our products, including peanuts, pecans, walnuts, almonds, other nuts, dried fruit, coconut and chocolate, are subject to crop size and yield fluctuations caused by factors beyond our control, such as weather conditions and plant diseases. These fluctuations can adversely impact our profitability. Additionally, the supply of edible nuts and other raw materials used in our products could be reduced upon a determination by the United States Department of Agriculture or any other government agency that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents.

      Due, in part, to the seasonal nature of the industry, we maintain significant inventories of peanuts, pecans, walnuts and almonds at certain times of the year, especially in the second and third quarters of our fiscal year. Fluctuations in the market price of peanuts, pecans, walnuts, almonds and other nuts may affect the value of our inventory and thus our gross profit and gross profit margin.

      We purchase supplies, such as roasting oils, seasonings, glass jars, plastic jars, labels, composite cans and other packaging materials from third parties.

Trademarks and Patents

      We market our products primarily under private labels and the Fisher, Evon’s, Sunshine Country, Flavor Tree, Texas Pride and Tom Scott brand names, which are registered as trademarks with the U.S. Patent and Trademark Office as well as in various other jurisdictions. We also own several patents of various durations. We expect to continue to renew for the foreseeable future those trademarks that are important to our business.

Employees

      As of December 22, 2003, we had approximately 1,862 active employees, including approximately 182 corporate staff employees and 1,680 production and distribution employees. Our labor requirements typically peak during the last quarter of the calendar year, at which time temporary labor is generally used to supplement the full-time work force.

Seasonality

      Our business is seasonal. Demand for peanut and other nut products is highest during the months of September, October, November and December. Peanuts, pecans, walnuts and almonds, our principal raw materials, are primarily purchased between August and February and are processed throughout the year until the following harvest. As a result of this seasonality, our personnel, working capital requirements and inventories peak during the last four months of the calendar year. This seasonality also impacts capacity utilization at our Chicago area facilities, with these facilities routinely operating at full capacity during the last four months of the calendar year.

Backlog

      Because the time between order and shipment is usually less than three weeks, we believe that backlog as of a particular date is not indicative of our annual sales.

2002 Farm Bill

      The 2002 Farm Bill terminated the federal peanut quota program beginning with the 2002 crop year. The 2002 Farm Bill replaced the federal peanut quota program with a fixed payment system through the 2007 crop year that can be either coupled or decoupled. A coupled system is tied to the actual amount of production, while a decoupled system is not. The series of loans and subsidies established by the 2002 Farm Bill is similar to the systems used for other crops such as grains and cotton. To compensate farmers for the elimination of the peanut quota, the 2002 Farm Bill provides a buy-out at a specified rate for each pound of peanuts that had been in that farmer’s quota under the prior program. Additionally, among other provisions, the Secretary of Agriculture may make certain counter-cyclical payments whenever the Secretary believes that the effective price for peanuts is less than the target price.

      The termination of the federal peanut quota program has resulted in a decrease in our cost for peanuts and a higher gross margin on peanuts than we have historically achieved. During both fiscal 2003 and the first twenty-six weeks of fiscal 2004, this positive effect on our gross margin on peanut sales was partially offset by a decrease in peanut selling prices. While the combined result has been a favorable impact on our gross profit and gross profit margin, there are no assurances that selling prices for peanuts will not be adversely affected in the future or that the termination of the federal peanut quota program will not have an adverse effect on our business.

Operating Hazards and Uninsured Risks

      The sale of food products for human consumption involves the risk of injury to consumers as a result of product contamination or spoilage, including the presence of foreign objects, substances, chemicals, aflatoxin and other agents, or residues introduced during the growing, storage, handling or transportation phases. Although we maintain rigid quality control standards, inspect our products by visual examination, metal detectors or electronic monitors at various stages of its shelling and processing operations for all of our nut and other food products, permit the United States Department of Agriculture to inspect all lots of peanuts shipped to and from our production facilities, and complies with the Nutrition Labeling and Education Act by labeling each product that it sells with labels that disclose the nutritional value and content of each of our products, no assurance can be given that some nut or other food products sold by us may not contain or develop harmful substances. We currently maintain product liability insurance of $1.0 million per occurrence and umbrella coverage of up to $50.0 million, which management and our insurance carriers believe to be adequate.

Properties

      We presently own or lease seven principal production facilities. Two of these facilities are located in Elk Grove Village, Illinois. The first Elk Grove Village facility, the Busse Road facility, serves as our corporate headquarters and main production facility. The other Elk Grove Village facility is located on Arthur Avenue adjacent to the Busse Road facility. The remaining principal production facilities are located in Bainbridge, Georgia; Garysburg, North Carolina; Selma, Texas; Gustine, California; and Arlington Heights, Illinois. We also lease warehousing facilities in Des Plaines, Illinois and Elk Grove Village, Illinois. In addition, we presently operate thrift stores out of the Busse Road facility and the Des Plaines facility, and own one retail store and lease three additional retail stores in various Chicago suburbs. We also lease space in public warehouse facilities in various states.

      We believe that our facilities are generally well maintained and in good operating condition.

     Principal Facilities

      The following table provides certain information regarding our principal facilities:

				Date
				Constructed,
				Acquired or
	Square			First
Location	Footage	Type of Interest	Description of Principal Use	Occupied

Elk Grove Village, Illinois (1) (Busse Road facility)	300,000	Leased/ Owned	Processing, packaging, warehousing, distribution, JBSS corporate offices and thrift store	1981
Elk Grove Village, Illinois (Arthur Avenue facility)	83,000	Owned	Processing, packaging, warehousing and distribution	1989
Des Plaines, Illinois (2)	68,000	Leased	Warehousing and thrift store	1974
Bainbridge, Georgia (3)	245,000	Owned	Peanut shelling, purchasing, processing, packaging, warehousing and distribution	1987
Garysburg, North Carolina	160,000	Owned	Peanut shelling, purchasing, processing, packaging, warehousing and distribution	1994
Selma, Texas	265,000	Owned	Pecan shelling, processing, packaging, warehousing and distribution	1992
Gustine, California	215,000	Owned	Walnut shelling, processing, packaging, warehousing, and distribution	1993
Arlington Heights, Illinois (4)	83,000	Owned	Processing, packaging, warehousing and distribution	1994
Elk Grove Village, Illinois (5) (2400 Arthur facility)	230,000	Leased	Warehousing and distribution	2003

(1)	Approximately 240,000 square feet of the Busse Road facility is leased from a land trust, which we refer to as the “Busse Land Trust,” under a lease that expires on May 31, 2015. Under the terms of the lease, we have a right of first refusal and a right of first offer with respect to this portion of the Busse Road facility. The remaining 60,000 square feet of space at the Busse Road facility, which we refer to as the “Addition,” was constructed by us in 1994 on property owned by the Busse Land Trust and on property owned by us. Accordingly, (i) we and the Busse Land Trust entered into a ground lease with a term beginning January 1, 1995 pursuant to which we lease from the Busse Land Trust the land on which a portion of the Addition is situated, which we refer to as the “Busse Addition Property,” and (ii) we, the Busse Land Trust and the sole beneficiary of the Busse Land Trust entered into a party wall agreement effective as of January 1, 1995, which sets forth our rights and obligations and those of the Busse Land Trust with respect to the common wall which separates the existing Busse Road facility and the Addition. The ground lease has a term that expires on May 31, 2015 (the same date on which our lease for the Busse Road facility expires). We have an option to extend the term of the ground lease for one five-year term, an option to purchase the Busse Addition Property at its then appraised fair market value at any time during the term of the ground lease, and a right of first refusal with respect to the Busse Addition Property.

(2)	The Des Plaines facility is leased under a lease that expires on October 31, 2010. The Des Plaines facility is also subject to a mortgage securing a loan from an unrelated third party lender to the related party lessor in the original principal amount of approximately $1.6 million. Our rights under the lease are subject and subordinate to the rights of the lender. Accordingly, a default by the lessor under the loan could result in foreclosure on the facility and thereby adversely affect our leasehold interest.

(3)	The Bainbridge facility is subject to a mortgage and deed of trust securing $6.75 million (excluding accrued and unpaid interest) in industrial development bonds.

(4)	The Arlington Heights facility is subject to a mortgage dated September 27, 1995 securing a loan of $2.5 million with a maturity date of October 1, 2015.

(5)	The 2400 Arthur facility is leased under a lease that expires on March 31, 2008.

     Manufacturing Capability, Utilization, Technology and Engineering

      Our principal production facilities are equipped with modern processing and packaging machinery and equipment. The physical structure and the layout of the production line at the Elk Grove Village (Busse Road) facility were designed so that peanuts and other nuts can be processed, jarred and packed in cases for distribution on a completely automated basis. The facility also has production lines for chocolate chips, candies, peanut butter and other products processed or packaged by us. This processing facility is well utilized.

      The Selma facility contains our automated pecan shelling and bulk packaging operation. The facility’s pecan shelling production lines currently have the capacity to shell in excess of 65 million in-shell pounds of pecans annually. For fiscal 2003, we processed approximately 64 million in-shell pounds of pecans at the Selma, Texas facility. The Selma facility is well utilized.

      The Bainbridge facility is located in the largest peanut producing region in the United States. This facility takes direct delivery of farmer stock peanuts and cleans, shells, sizes, inspects, blanches, roasts and packages them for sale to our customers. The production line at the Bainbridge facility is almost entirely automated and has the capacity to shell approximately 120 million in-shell pounds of peanuts annually. During fiscal 2003, the Bainbridge facility shelled approximately 84 million in-shell pounds of peanuts.

      The Garysburg facility has the capacity to process approximately 70 million in-shell pounds of farmer stock peanuts annually. For fiscal 2003, the Garysburg facility processed approximately 15 million pounds of in-shell peanuts.

      The Gustine facility is used for walnut shelling, walnut and almond processing and marketing operations. This facility has the capacity to shell approximately 50 million in-shell pounds of walnuts annually. For fiscal 2003, the Gustine facility shelled approximately 42 million in-shell pounds of walnuts. The Gustine facility has the capacity to process in excess of 70 million pounds of almonds annually. For fiscal 2003, the Gustine facility processed approximately 25 million pounds of almonds.

      The Arlington Heights facility is used for the production and packaging of the majority of our Fisher products, the “stand-up pouch” packaging for our Flavor Tree brand products and for the production and packaging of our sunflower meats. The Arlington Heights facility is well utilized.

     Facility Consolidation Project

      The possibility of continued growth at current levels, and the seasonality of our business that has caused full-capacity utilization rates at our Chicago area facilities during certain times of the year, has led us to explore additional means of expanding our production capacity and enhancing our operations efficiency. As a result, we are planning for the consolidation of our five manufacturing and warehousing facilities currently located in the Chicago area into a single location through the construction of a new production facility.

      We anticipate this facility consolidation project to achieve two primary objectives. First, the consolidation is intended to generate cost savings through the elimination of redundant costs and improvements in manufacturing efficiencies. Second, the new facility would provide substantially more square footage than the aggregate space now available in our existing Chicago area facilities.

      We have already taken certain preliminary steps in furtherance of this facility consolidation project. We presently hold the right to purchase land for the new proposed facility at either of two locations. Our current expectation is that the facility consolidation project will take four to five years from the time the property is acquired to the time the new facility is fully placed into service.

      Depending on the location, we currently estimate the total cost of the project to be between approximately $75.0 and $85.0 million, which we intend to finance with a combination of debt, proceeds from the sale of our existing Chicago area facilities and available cash flow from operations.

Legal Proceedings

      On June 17, 2003, we received a subpoena for the production of documents and records from a grand jury in connection with an investigation of a portion of the peanut shelling industry by the Antitrust Division of the United States Department of Justice. We believe the investigation relates to procurement pricing practices but, given the early stage of the investigation, it could concern other or additional business practices. The investigation, of which we are a subject, is on-going. We have responded to the subpoena and produced documents to the Department of Justice. The investigation may have a material adverse effect on our business, financial condition and results of operations, and on the peanut shelling industry.

      We are party to various lawsuits, proceedings and other matters arising out of the conduct of our business. Currently it is management’s opinion that the ultimate resolution of the these matters will not have a material adverse effect upon our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers are as follows:

Name	Age	Position

Jasper B. Sanfilippo	72	Chairman of the Board and Chief Executive Officer
Mathias A. Valentine	70	President and Director
Michael J. Valentine	44	Executive Vice President Finance, Chief Financial Officer, Secretary and Director
Jeffrey T. Sanfilippo	41	Executive Vice President Sales and Marketing and Director
John W. A. Buyers	75	Director
Timothy R. Donovan	48	Director
Governor Jim Edgar	57	Director
Jasper B. Sanfilippo, Jr.	35	Executive Vice President Operations and Director
James A. Valentine	40	Executive Vice President Information Technology
James M. Barker	39	Senior Vice President Sales and Marketing
William R. Pokrajac	49	Vice President Finance
Walter R. Tankersley, Jr.	52	Senior Vice President Industrial Sales
Everardo Soria	47	Senior Vice President Pecan Operations and Procurement
Herbert J. Marros	45	Controller

      Jasper B. Sanfilippo, Chairman of the Board and Chief Executive Officer — Mr. Sanfilippo has been employed by us since 1953. Mr. Sanfilippo served as our President from 1982 to December 1995 and was our Treasurer from 1959 to October 1991. He became our Chairman and Chief Executive Officer in October 1991 and has been a member of our board of directors since 1959. Mr. Sanfilippo is also a member of our Compensation Committee and was a member of the Stock Option Committee until February 1997 when that Committee was disbanded. Mr. Sanfilippo is the father of Jasper B. Sanfilippo, Jr., one of our executive officers and a member of our board of directors, and Jeffrey T. Sanfilippo, one of our executive officers and a member of our board of directors, the brother-in-law of Mathias A. Valentine, our President and a member of our board of directors, the uncle of Michael J. Valentine, one of our executive officers and a member of our board of directors, and James A. Valentine, one of our executive officers. Mr. Sanfilippo is also the uncle by marriage of Timothy R. Donovan, a member of our board of directors.

      Mathias A. Valentine, President and Director — Mr. Valentine has been employed by us since 1960 and was named our President in December 1995. He served as our Secretary from 1969 to December 1995, as our Executive Vice President from 1987 to October 1991 and as our Senior Executive Vice President and Treasurer from October 1991 to December 1995. He has been a member of our board of directors since 1969. Mr. Valentine is also a member of our Compensation Committee and was a member of the Stock Option Committee until February 1997 when that Committee was disbanded. Mr. Valentine is the brother-in-law of Jasper B. Sanfilippo, our Chairman and Chief Executive Officer, the father of Michael J. Valentine, one of our executive officers and a member of our board of directors, and James A. Valentine, one of our executive officers. Mr. Valentine is the uncle of Jasper B. Sanfilippo, Jr. and Jeffrey T. Sanfilippo, both of whom are executive officers and members of our board of directors. Mr. Valentine is also the uncle by marriage of Timothy R. Donovan, a member of our board of directors.

      Michael J. Valentine, Executive Vice President Finance, Chief Financial Officer, Secretary and Director — Mr. Valentine has been employed by us since 1987, and in January 2001 was named Executive Vice President Finance, Chief Financial Officer and Secretary. Mr. Valentine was elected as a Director in April 1997. Mr. Valentine served as our Senior Vice President and Secretary from August 1999 to January 2001 and as Vice President and Secretary from December 1995 to August 1999. He served as our Assistant Secretary and as our General Manager of External Operations from June 1987 and 1990, respectively, to December 1995. Mr. Valentine is the son of Mathias A. Valentine, our President and a member of our board of directors, the brother of James A. Valentine, one of our executive officers, the nephew of Jasper B. Sanfilippo, our Chairman and Chief Executive Officer, and cousin of Jasper B. Sanfilippo, Jr. and Jeffrey T. Sanfilippo, both of whom are executive officers and members of our board of directors. Mr. Valentine is also a first cousin by marriage of Timothy R. Donovan, a member of our board of directors.

      Jeffrey T. Sanfilippo, Executive Vice President Sales and Marketing and Director — Mr. Sanfilippo has been employed by us since 1991 and was named our Executive Vice President Sales and Marketing in January 2001. Mr. Sanfilippo became a Director in August 1999. He served as Senior Vice President Sales and Marketing from August 1999 to January 2001 and as General Manager West Coast Operations from September 1991 to September 1993. He served as Vice President West Coast Operations and Sales from October 1993 to September 1995 and as Vice President Sales and Marketing from October 1995 to August 1999. Mr. Sanfilippo is the son of Jasper B. Sanfilippo, our Chairman and Chief Executive Officer, the nephew of Mathias A. Valentine, our President and a member of our board of directors, the brother of Jasper B. Sanfilippo, Jr. and the cousin of Michael J. Valentine, both of whom are executive officers and members of our board of directors, and James A. Valentine, one of our executive officers. Mr. Sanfilippo is also a first cousin by marriage of Timothy R. Donovan, a member of our board of directors.

      John W. A. Buyers, Director — Mr. Buyers is Chairman of the Board of C. Brewer and Company, Limited, where he has served since 1982 and as Chief Executive Officer from 1975 to 2001. Mr. Buyers is also the Chairman of the Board of Buyco, Inc., the privately held parent company of C. Brewer, and has served in those capacities since 1986. Mr. Buyers has been Chairman and Chief Executive Officer of D. Buyers Enterprises, LLC since 2001. DBE is a company of diversified agriculture, frozen juice, real estate development, and management. In addition, Mr. Buyers currently serves on the board of directors of First Hawaiian Bank, ML Macadamia Orchards, L.P. and Outrigger Enterprises, Inc. Mr. Buyers has been a member of our board of directors since January 1992 and is a member of our Audit and Compensation Committees.

      Timothy R. Donovan, Director — Since December of 2001, Mr. Donovan has been the Executive Vice President and General Counsel of Tenneco Automotive Inc., one of the world’s largest producers of emissions control and ride control systems and products for the automotive industry. In June 2001, Mr. Donovan was appointed to the position of Managing Director of Tenneco Automotive’s International Group, responsible for all of the company’s business operations in Asia and South America and its Japanese original equipment parts business throughout the world. Mr. Donovan served as Tenneco’s Senior Vice President and General Counsel from August 1999 to December 2001. Mr. Donovan was elected as a member of our board of directors in October 1999 and is chairman of our Audit Committee. Mr. Donovan is the nephew by marriage of Messrs. Jasper B. Sanfilippo and Mathias A. Valentine, both of whom are executive officers and members of our board of directors, and the first cousin by marriage of Jasper B. Sanfilippo, Jr., Jeffrey T. Sanfilippo, Michael J. Valentine and James A. Valentine, each of whom is an executive officer and certain of whom are also members of our board of directors. Mr. Donovan was a partner in the law firm of Jenner & Block from 1989 until his resignation in September 1999, and from approximately 1997 through 1999 served as the Chairman of the firm’s Corporate and Securities Department and as a member of its Executive Committee. Mr. Donovan joined Jenner & Block in 1982 after serving as a staff trial attorney at the Chicago District Counsel’s Office of the Internal Revenue Service.

      Governor Jim Edgar, Director — Governor Edgar is currently a Distinguished Fellow at the University of Illinois Institute of Government and Public Affairs, where he is also a teacher and lecturer. He has been in this position since January 1999. He was also a Resident Fellow at the John F. Kennedy School of Government at Harvard University beginning in the 1999 fall semester.

Gov. Edgar served as governor of Illinois from January 14, 1991 through January 11, 1999. Prior to his election, Gov. Edgar served as Illinois Secretary of State from 1981 to 1991. Gov. Edgar’s retirement from public office marked 30 years of state government service. Gov. Edgar serves on the board of directors of Alberto Culver Company, Kemper Insurance Companies, Scudder Mutual Funds, Horizon Group Properties, Inc., and Youbet.com. Governor Edgar has been a member of our board of directors since October 1999 and is a member of our Audit Committee.

      Jasper B. Sanfilippo, Jr., Executive Vice President Operations and Director — Mr. Sanfilippo became a member of our board of directors in December 2003. Mr. Sanfilippo has been employed by us since 1992 and in 2001 was named our Executive Vice President Operations, retaining his position as Assistant Secretary, which he assumed in December 1995. He became our Senior Vice President Operations in August 1999 and served as our Vice President Operations between December 1995 and August 1999. Prior to that, Mr. Sanfilippo was the General Manager of our Gustine, California facility beginning in October 1995, and from June 1992 to October 1995 he served as our Assistant Treasurer and worked in our Financial Relations department. Mr. Sanfilippo is the son of Jasper B. Sanfilippo, our Chairman and Chief Executive Officer, the nephew of Mathias A. Valentine, our President and a member of our board of directors, the brother of Jeffrey T. Sanfilippo and the cousin of Michael J. Valentine, both of whom are executive officers and members of our board of directors, and James A. Valentine, one of our executive officers. Mr. Sanfilippo is also a first cousin by marriage of Timothy R. Donovan, a member of our board of directors.

      James A. Valentine, Executive Vice President Information Technology — Mr. Valentine has been employed by us since 1986 and in August 2001 was named Executive Vice President Information Technology. Mr. Valentine served as Senior Vice President Information Technology from January 2000 to August 2001.

      James M. Barker, Senior Vice President Sales and Marketing — Mr. Barker has been employed by us since 1996 and in March 2001 was named Senior Vice President Sales and Marketing. He served as Vice President of Sales and Marketing from December 1998 to March 2001, Vice President of Marketing from December 1996 to December 1998 and Director of Marketing from January 1996 to December 1996. Mr. Barker served as the Electronic Commerce and Logistics Manager for Damon Worldwide from January 1995 to January 1996 and as Regional Account Marketing Executive for Advo from July 1994 until January 1995. Prior to that he was the Director of Sales at Ad Response Micromarketing from August 1992 to July 1994 and he served as the Unit Manager of the Paper Products Division of Procter & Gamble from July 1985 through June 1992.

      William R. Pokrajac, Vice President Finance — Mr. Pokrajac has been with us since 1985 and was named Vice President of Finance in August 2001 while maintaining his duties as Controller. He served as our Controller from 1987 to August 2003. Mr. Pokrajac is responsible for our accounting and inventory control functions.

      Walter R. Tankersley, Jr., Senior Vice President Industrial Sales — Mr. Tankersley has been with us since 2002 and was named Senior Vice President in August 2003. He was previously Director of Industrial Sales at Mauna Loa Macadamia Co. from September 2000 to December 2001 and Vice President of Sales and Marketing with the Young Pecan Company from November 1992 to August 2000.

      Everardo Soria, Senior Vice President Pecan Operations and Procurement — Mr. Soria has been with us since 1985 and was named Senior Vice President Pecan Operations and Procurement in August 2003. Mr. Soria is responsible for the procurement of pecans and for the shelling of pecans at our Selma, Texas facility.

      Herbert J. Marros, Controller — Mr. Marros has been with us since 1995 and was named Controller in August 2003. Mr. Marros is responsible for our financial reporting.

Compensation of Directors and Executive Officers

          Compensation of Directors

      Compensation to directors who are not our employees is paid at the rate of $26,000 per year plus $1,500 for each board meeting attended, $500 for each telephonic meeting of the board in which they participate, $1,000 for each committee meeting attended and $500 for each telephonic committee meeting in which they participate. In addition, the Audit Committee Chairman receives $5,000 per year. Directors are also reimbursed for their expenses incurred in attending such meetings. Directors who are our employees receive no additional compensation for their services as directors.

      Under the 1998 Equity Incentive Plan, which we refer to as the “1998 Plan,” a director who is not our employee, who we refer to as an “Outside Director,” is automatically granted an option to purchase 1,000 shares of common stock on the date of his or her election to our board of directors, and on each date of his or her re-election. Options granted to Outside Directors under the 1998 Plan are granted at an exercise price equal to the “fair market value” (as defined in the 1998 Plan) of a share of common stock on the date of grant. Options granted to Outside Directors will become exercisable in equal increments of 250 shares of common stock on the first four anniversaries of the date of grant and expire 10 years following the date of grant. Pursuant to the 1998 Plan, Mr. Buyers, Mr. Donovan and Governor Edgar each were granted options to purchase up to 1,000 shares of common stock at an exercise price of $7.80 per share on October 30, 2002 and up to 1,000 shares of common stock at an exercise price of $32.30 on October 29, 2003.

          Executive Compensation

      The following table sets forth a summary of compensation for services in all capacities to us during the fiscal year ended June 26, 2003, the fiscal year ended June 27, 2002 and the fiscal year ended June 28, 2001, paid to or accrued for (i) our Chief Executive Officer, and (ii) each of our four additional most highly compensated executive officers, who we refer to collectively as the “Named Executive Officers.”

Summary Compensation Table

					Long-Term
					Compensation
					Awards

					Securities
		Annual Compensation

					Underlying	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other (1)	Options (#)	Compensation

Jasper B. Sanfilippo	2003	$508,029	$390,343	$3,914	—	$60,800	(2)(3)
Chairman of the Board	2002	477,663	128,800	3,668	—	144,854
and Chief Executive Officer	2001	457,187	113,395	4,291	—	148,784
Mathias A. Valentine	2003	$329,721	$253,205	$2,277	—	$50,882	(3)(4)
President	2002	308,463	81,199	2,005	—	79,917
	2001	287,932	71,367	1,787	—	81,075
Michael J. Valentine	2003	$197,539	$142,006	$4	—	$4,879	(5)
Executive Vice President	2002	181,692	44,807	4	—	4,712
Finance, Chief Financial	2001	149,985	33,057	5	—	2,975
Officer and Secretary
Jeffrey T. Sanfilippo	2003	$197,539	$142,006	$4	—	$4,919	(6)
Executive Vice President	2002	181,692	44,807	3	—	4,764
Sales and Marketing	2001	149,985	33,044	5	—	3,108
James A. Valentine	2003	$196,923	$141,508	$12	—	$3,219	(7)
Executive Vice President	2002	177,692	43,819	6	—	3,063
Information Technology	2001	145,500	30,758	—	—	2,568

(1)	None of the Named Executive Officers received perquisites in excess of the lesser of $50,000 or 10% of the aggregate of such officer’s salary and bonus. The Other Annual Compensation reflected is our reimbursement to the Named Executive Officers for the tax liability incurred by the Named Executive Officers for a life insurance benefit as described in the subsequent footnotes.

(2)	Includes $29,126 of premiums paid by us under a split-dollar agreement with Mr. Sanfilippo covering certain joint and survivor life insurance policies issued on the joint lives of Jasper B. Sanfilippo and his spouse. In October 2002, we suspended payment of premiums for split dollar life insurance policies until it is determined whether this type of transaction is permitted under the Sarbanes-Oxley Act of 2002. Also includes $20,159 of life insurance premiums and $3,000 of matching contributions to the 401(k) Plan. During fiscal 2003, we paid $8,516 for the term portions of the split-dollar life insurance premiums of Mr. Sanfilippo.

(3)	The split-dollar agreements require that we be reimbursed for all premiums paid upon either the surrender of the policies or the death of both insureds. The reimbursement obligation is secured by a collateral assignment to us of certain rights in the policies. We are required to pay the monthly premiums; provided, however, each of Messrs. Sanfilippo and Valentine may elect in any year to pay that portion of the monthly premiums which would otherwise be treated as taxable compensation to him under the Internal Revenue Code of 1986, as amended. We reflect the total amount of premiums paid under the split-dollar agreements as an asset on our financial statements. In October 2002, we suspended payment of premiums for split dollar life insurance policies until it is determined whether this type of transaction is permitted under the Sarbanes-Oxley Act of 2002.

(4)	Includes $10,002 of premiums paid by us under a split-dollar agreement with Mr. Valentine covering certain joint and survivor life insurance policies issued on the joint lives of Mathias A. Valentine and his spouse. In October 2002, we suspended payment of premiums for split dollar life insurance policies until it is determined whether this type of transaction is permitted under the Sarbanes-Oxley Act of 2002. Also includes $31,430 of life insurance premiums and $4,681 of matching contributions to the 401(k) Plan. During 2003, we paid $4,769 for the term portions of the split-dollar life insurance premiums of Mr. Valentine.

(5)	Includes $4,184 of matching contributions to the 401(k) Plan and $695 of life insurance premiums paid by us for fiscal 2003.

(6)	Includes $4,224 of matching contributions to the 401(k) Plan and $695 of life insurance premiums paid by us for fiscal 2003.

(7)	Includes $2,538 of matching contributions to the 401(k) Plan and $681 of life insurance premiums paid by us for fiscal 2003.

Incentive Bonus Program

      During 1997, the Compensation Committee established an Incentive Bonus Program to provide qualifying employees, including executive officers, with cash bonuses. Under the Incentive Bonus Program, cash bonuses are awarded based on our earnings per share and vary according to each qualifying employee’s job category. For fiscal 2003, we paid bonuses under the Incentive Bonus Program of approximately $2,776,435 in August 2003. For fiscal 2002, we paid aggregate bonuses of $1,025,546 in August 2002. For fiscal 2001, we paid aggregate bonuses of $857,602 in August 2001.

Management Transition

      For the past several decades, Jasper B. Sanfilippo, our Chairman and Chief Executive Officer, and Mathias A. Valentine, our President and Director, have guided our Company to the position of strength we enjoy today. Beginning approximately two years ago, these senior executives began to transition day-to-day management to Michael J. Valentine, our Executive Vice President Finance, Chief Financial Officer, Secretary and Director, Jeffrey T. Sanfilippo, our Executive Vice President Sales and Marketing and Director and Jasper B. Sanfilippo, Jr., our Executive Vice President Operations and Director. Jasper B. Sanfilippo and Mathias A. Valentine continue to provide valuable guidance to our company, maintain an active role in our strategic management and maintain relationships with key suppliers.

Executive Retirement Program

      We presently intend to enter into retirement compensation arrangements with Jasper B. Sanfilippo and Mathias A. Valentine. As currently proposed, these retirement packages would provide these individuals with annual compensation equal to 75% of each executive’s final three-year average compensation, comprised of base salary and bonus, prior to retirement. We would be obligated to make these payments for ten years following each executive’s retirement, or until December 31, 2017, whichever occurs earlier. We intend to provide one-third of this compensation as a guaranteed payment, with the remaining two-thirds to be received if we reach a predefined level of earnings per share, determined each annual period, in the years following their retirement. If the executive retirement arrangement is adopted, we expect to record compensation expense of approximately $1.0 million, on an after-tax basis, in the year of adoption, with additional compensation expense to be recognized each year the executives are entitled to compensation under the program.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock as of January 20, 2004, as adjusted to reflect the sale of shares of common stock in this offering, for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our Named Executive Officers;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders, which consist of the entities and individuals shown as having shares listed under the column “Number of Common Shares Covered by this Prospectus.”

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, which we refer to as the “SEC.” These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

      Percentage ownership calculations are based on 5,834,674 shares of common stock and 3,667,426 shares Class A stock outstanding as of January 20, 2004 and are adjusted for the issuance of 1,000,000 shares of common stock by us and the conversion of 920,000 shares of Class A stock to common stock by the selling stockholders, which shares are included in this offering. We and certain selling stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 150,000 and 150,000 shares, respectively, to cover over-allotments. Information in the following table assumes that the underwriters do not exercise their over-allotment option.

      Certain of the shares of common stock offered by certain selling stockholders will be obtained from the conversion of such selling stockholder’s Class A stock into an equal number of shares of common stock immediately prior to the offering.

				Shares of Common Stock Beneficially Owned
				After the Sale of Shares Covered by this
				Prospectus
	Shares Beneficially
	Owned		Number of
	Prior to Offering		Common Shares	Class A (2)		Common
			Covered by this
Selling Stockholder (1)	Class A (2)	Common	Prospectus	Number	Percent	Number	Percent

Jasper B. Sanfilippo (3) +#	1,523,776	70,600	30,768	1,523,776	55.5	39,832	*
Mathias A. Valentine (4) +#	582,588	—	214,000	368,588	13.4	—	*
Marian Sanfilippo (5)	914,720	8,152	556,000	358,720	13.0	8,152	*
Michael J. Valentine (6) +#	646,342	11,152	161,152	496,342	18.1	—	*
Jeffrey T. Sanfilippo (7) + #	—	28,152	18,152	—	*	10,000	*
Jasper B. Sanfilippo Jr. (8)+	—	10,152	10,152	—	*	—	*
James A. Valentine (9) #	—	10,102	9,752	—	*	350	*
Mary Valentine	—	24	24	—	*	—	*
John W. A. Buyers (10) +	—	7,300	—	—	*	7,300	*
Timothy R. Donovan (11)+	—	—	—	—	*	—	*
Governor Jim Edgar (12) +	—	2,500	—	—	*	2,500	*
Heartland Advisors, Inc. (13)	—	400,813	—	—	*	400,813	5.2
Dimensional Fund Advisors, Inc.(14)	—	312,872	—	—	*	312,872	4.0
Paradigm Capital Management, Inc.(15)	—	363,700	—	—	*	363,700	4.7
All directors and executive officers as a group (14 persons, all of whom are stockholders) (3)(4) (6)(7)(8)(9)(10)(11)(12)	2,752,706	155,961	1,000,000	2,388,706	89.6	75,985	*

+	Denotes Director.

#	Denotes Named Executive Officer.

*	Less than one percent.

(1)	Except as otherwise indicated below, the addresses are c/o John B. Sanfilippo & Son, Inc., 2299 Busse Road, Elk Grove Village, Illinois 60007.

(2)	Each share of Class A stock is convertible into one share of common stock. In addition, our certificate of incorporation provides generally that Class A stock may be transferred only to (a) Jasper B. Sanfilippo or Mathias A. Valentine, (b) a spouse or lineal descendant of Mr. Sanfilippo or Mr. Valentine, (c) trusts for the benefit of any of the foregoing individuals, (d) entities controlled by any of the foregoing individuals, (e) an employee benefit plan for the exclusive benefit of one of the foregoing individuals (f) us, or (g) any bank or other financial institution as a bona fide pledge of shares of Class A stock by the owner thereof as collateral security for indebtedness due to the pledgee, and that upon any transfer of Class A stock to someone other than one of these permitted transferees each share transferred will automatically be converted into one share of common stock.

(3)	Includes 163,045 shares of Class A stock held as trustee of the John E. Sanfilippo Trust Agreement dated October 2, 1991, the Jeffrey T. Sanfilippo Trust Agreement dated October 4, 1991, the Lisa Ann Sanfilippo Trust Agreement dated October 4, 1991, the James J. Sanfilippo Trust Agreement dated September 26, 1991 and the Jasper B. Sanfilippo, Jr. Trust Agreement dated September 23, 1991. Each of these trusts owns 32,609 shares of Class A stock. The beneficiaries of these trusts are the children of Jasper and Marian Sanfilippo, two of whom, Jasper B. Sanfilippo, Jr. and Jeffrey T. Sanfilippo, are executive officers and members of our board of directors. Also includes 49,600 shares of common stock held by Mr. Sanfilippo as a trustee of the Sanfilippo Family Education Trust, the beneficiaries of which are the grandchildren of Jasper and Marian Sanfilippo. Excludes shares held or voted by Jasper B. Sanfilippo’s wife, Marian Sanfilippo, of which Mr. Sanfilippo disclaims beneficial ownership. The shares of Mr. Sanfilippo to be offered by this prospectus include 30,768 shares of common stock owned by the Sanfilippo Family Education Trust.

(4)	Excludes 24 shares of common stock held by Mathias A. Valentine’s wife, Mary Valentine, of which Mr. Valentine disclaims beneficial ownership.

(5)	Includes 890,220 shares of Class A stock held as trustee of the Lisa Sanfilippo Irrevocable Trust dated January 21, 1993, and the following trusts under the Jasper Sanfilippo Children’s Trust, dated March 6, 1990: the John E. Sanfilippo Trust, the Jeffrey T. Sanfilippo Trust, the James J. Sanfilippo Trust and the Jasper B. Sanfilippo, Jr. Trust. Each of these trusts owns 178,044 shares of Class A stock. The shares of Mrs. Sanfilippo to be offered by this prospectus include 111,200 shares of Class A stock owned by each of these five trusts. The beneficiaries of these trusts are the children of Jasper and Marian Sanfilippo, two of whom — Jasper B. Sanfilippo, Jr. and Jeffrey T. Sanfilippo are executive officers and members of our board of directors. Excludes shares held or voted by Marian Sanfilippo’s husband, Jasper B. Sanfilippo, of which Mrs. Sanfilippo disclaims beneficial ownership.

(6)	Includes 646,342 shares of Class A stock held as trustee of the following three trusts under the Valentine Trust, dated March 26, 1991, the Trust for Michael J. Valentine and the Trust for James A. Valentine, each of which owns 215,447 shares of Class A stock, and the Trust for Mary Jo Carroll which owns 215,448 shares of Class A stock. The beneficiaries of these trusts are the children of Mathias and Mary Valentine, including Michael J. Valentine, an executive officer and a member of our board of directors, and James A. Valentine, an executive officer. Also includes 3,000 shares of common stock owned by the Valentine Children Stock Partnership, the general partners of which are these trusts. The shares of Mr. Valentine to be offered by this prospectus include 50,000 shares of Class A stock owned by each of the first three trusts mentioned above, 8,152 shares of common stock owned by Mr. Valentine and 3,000 shares of common stock owned by the Valentine Children Stock Partnership.

(7)	Excludes 32,609 and 178,044 shares of Class A stock held as trustee by Jasper B. Sanfilippo and Marian Sanfilippo, respectively. Jasper B. Sanfilippo is Chairman and Chief Executive Officer.

(8)	Excludes 32,609 and 178,044 shares of Class A stock held as trustee by Jasper B. Sanfilippo and Marian Sanfilippo, respectively. Jasper B. Sanfilippo is Chairman and Chief Executive Officer.

(9)	Excludes 215,447 shares of Class A stock held as trustee by Michael J. Valentine. Michael J. Valentine is Executive Vice President Finance, Chief Financial Officer and Secretary and a member of our board of directors. Excludes 1,000 shares of common stock owned by a general partnership, the general partners of which are the trusts discussed in note 6 above.

(10)	Includes options to purchase 500 shares of common stock, 1,000 shares of common stock, 1,000 shares of common stock, 1,000 shares of common stock, 1,000 shares of common stock, 1,000 shares of common stock, 750 shares of common stock, 500 shares of common stock and 250 shares of common stock at $6.00, $10.50, $6.625, $6.00, $4.25, $3.4375, $4.0625, $6.05 and $7.80, respectively, per share which are exercisable by John W. A. Buyers on or within 60 days of January 20, 2004. Mr. Buyers’ mailing address is 26-238 Hawaii Belt Road, Hilo, HI 96720.

(11)	Excludes (a) 28,838 shares of common stock held by Mr. Donovan’s spouse, Elaine Karacic as trustee of certain trusts, the beneficiaries of which are the children of Mr. Donovan and Ms. Karacic, (b) 17,713 shares of common stock held by Ms. Karacic as trustee of a certain trust, the beneficiary of which is Ms. Karacic’s sibling, and (c) 24,913 shares of common stock held by Ms. Karacic in her name, of which Mr. Donovan disclaims beneficial ownership. Mr. Donovan disclaims beneficial ownership of all of the foregoing shares of common stock. Mr. Donovan’s mailing address is c/o Tenneco Automotive, Inc., 500 North Field Drive, Lake Forest, IL 60045.

(12)	Includes options to purchase 1,000 shares of common stock, 750 shares of common stock, 500 shares of common stock and 250 shares of common stock at $3.4375, $4.0625, $6.05 and $7.80, respectively, per share which are exercisable by Governor Jim Edgar on or within 60 days of January 20, 2004.

(13)	The information set forth in the table above and in this footnote is based solely on Form 13G as of November 30, 2003 filed by Heartland Advisors, Inc. dated December 9, 2003. The principal business office of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, WI 53202.

(14)	The information set forth in the table above and in this footnote is based solely on Form 13F-HR as of September 30, 2003 filed by Dimensional Fund Advisors Inc. dated November 5, 2003. The principal business office of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(15)	The information set forth in the table above and in this footnote is based solely on Form 13F-HR as of September 30, 2003 filed by Paradigm Capital Management, Inc. dated November 13, 2003. The principal business office of Paradigm Capital Management, Inc. is 9 Elk Street, Albany, NY 12207.

(16)	Includes options to purchase a total of 24,150 shares of common stock, including the options referred to in footnotes 10 and 12 above, at prices ranging from $3.4375 to $10.50 per share which are exercisable by certain of the directors and executive officers on or within 60 days of January 20, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Below is a summary of certain transactions between us and parties with whom we are related or in which we have an interest. All of these transactions are on terms that we believe to be at least as favorable to us as could be obtained from unaffiliated parties.

Lease Arrangements

      We lease the Des Plaines Facility and the Busse Road Facility from land trusts in which the direct and indirect beneficiaries include Jasper B. Sanfilippo (a stockholder, director and executive officer), Mathias A. Valentine (a stockholder, director and executive officer), their respective spouses, Anne Karacic and Rose Laketa (sisters of Mr. Sanfilippo), Rosalie Sanfilippo (Mr. Sanfilippo’s mother) and Rita Zadurski (Ms. Laketa’s daughter). The lease for the Des Plaines Facility expires on October 31, 2010 and provides for monthly rent of $24,459, subject to an increase based on increases in the Consumer Price Index, which we refer to as the “CPI,” on June 1, 2005. The lease for the Busse Road Facility, as amended, expires on May 31, 2015 and provides for monthly rent of $84,500, subject to CPI increases on each of June 1, 2007 and June 1, 2012. The leases for the Des Plaines Facility and the Busse Road Facility also require us to pay the real estate taxes on, and to maintain and insure, the Des Plaines Facility and the Busse Road Facility. During fiscal 2003, the aggregate amount of real estate taxes on and insurance premiums paid by us under both leases was approximately $342,000.

      We sublease approximately 300 square feet of the Des Plaines Facility to Plasmafuge Systems LLC. Plasmafuge Systems is owned by John and James Sanfilippo (both of whom are sons of Jasper B. Sanfilippo), Marian Sanfilippo (Mr. Sanfilippo’s spouse), and Jasper B. Sanfilippo. Plasmafuge Systems pays rent that is an amount equal to the amount paid by us for such space. This arrangement is on a month-to-month basis.

      We constructed the Addition, which is situated on property owned by the Busse Land Trust, and on property owned by us. Accordingly, (i) we and the Busse Land Trust entered into a ground lease with a term beginning January 1, 1995 pursuant to which we lease from the Busse Land Trust the Busse Addition Property, and (ii) we, the Busse Land Trust and the sole beneficiary of the Busse Land Trust entered into a party wall agreement effective as of January 1, 1995, which sets forth the respective rights and obligations of us and the Busse Land Trust with respect to the common wall which separates the existing Busse Road Facility and the Addition. The ground lease has a term which expires on May 31, 2015 (the same date on which our lease for the Busse Road Facility expires) and requires us to pay the Busse Land Trust annual rent of $7,260 subject to CPI increases on each of June 1, 2005 and June 1, 2010. We have an option to extend the term of the ground lease for one five-year term, an option to purchase the Busse Addition Property at its then appraised fair market value at any time during the term of the ground lease, and a right of first refusal with respect to the Busse Addition Property. The ground lease also requires us to pay the real estate taxes on, and to insure the Busse Addition Property. The party wall agreement grants us the right to use and the obligation to participate pro rata with the Busse Partnership, discussed below, in the maintenance of the common wall shared by the Addition and Busse Road Facility.

      The sole beneficiary of the Busse Land Trust is the Arthur/ Busse Limited Partnership, which we refer to as the “Busse Partnership.” The general partner of the Busse Partnership is Arthur/ Busse Properties, Inc. The shareholders of Arthur/ Busse Properties, Inc. and the limited partners of the Busse Partnership are Jasper B. Sanfilippo (a stockholder, director and executive officer), Marian Sanfilippo (Mr. Sanfilippo’s spouse), Mathias A. Valentine, Mary Valentine (Mr. Valentine’s spouse), Anne Karacic and Rose Laketa, and Rosalie Sanfilippo.

      The Des Plaines Facility is located on property owned by a land trust the sole beneficiary of which is the 300 East Touhy Limited Partnership, which we refer to as the “Touhy Partnership.” The general partner of the Touhy Partnership is Touhy Properties, Inc. The shareholders of Touhy

Properties, Inc. and the limited partners of the Touhy Partnership are Jasper B. Sanfilippo, Marian Sanfilippo, Mathias A. Valentine, Mary Valentine, Anne Karacic, Rose Laketa and Rita Zadurski.

Supplier, Vendor, Broker and Other Arrangements

      During fiscal 2003, we reimbursed Jasper B. Sanfilippo (a stockholder, director and executive officer) $31,000 for repairs to a calliope truck owned by us and restoration of the calliope organ owned by Mr. Sanfilippo. The calliope truck and organ are used by us to promote our company at grand openings of the stores of various customers or in civic functions such as parades.

      During fiscal 2003, we purchased approximately $6.75 million of raw materials and $430,000 of supplies and services from an entity in respect of which Jasper B. Sanfilippo (a stockholder, director and executive officer) serves as director and owns 7.8% of the outstanding stock. The five children of Jasper B. Sanfilippo own the balance of the entity either directly or as equal beneficiaries of a trust. All of the beneficiaries are directors of the entity with two of the beneficiaries being officers of the entity. All five of the beneficiaries are holders of our stock. Two of the beneficiaries of the trust are executive officers and directors of the Company. In addition, Marian Sanfilippo, Jasper B. Sanfilippo’s spouse and a beneficial owner of more than 5% of our outstanding Class A stock, is also an officer of the entity. We anticipate that we will continue to make such purchases from this entity in fiscal 2004 and thereafter. During fiscal 2003, we leased 436 square feet of our Selma, Texas facility to the entity on a month to month basis. The entity pays a rental fee of $196.20 a month, a rate that is comparable to that of the other tenant (a non-related party) that leases space at the Selma, Texas facility.

      During fiscal 2003, we purchased approximately $438,000 of raw materials and $35,000 of supplies from JRC Color Corp. We anticipate that we will continue to purchase raw materials from JRC in fiscal 2004. JRC is one third owned by Jerome Evon, the son-in-law of Jasper B. Sanfilippo.

      During fiscal 2003, we purchased approximately $443,000 of supplies and $29,000 of raw materials from Barak Business Services. We anticipate that we will continue to purchase supplies from Barak in fiscal 2003. Barak is one third owned by Jerome Evon, the son-in-law of Jasper B. Sanfilippo.

      During fiscal 2003, we compensated the following employees who are related to certain of our directors or executive officers. Roseanne Karacic, Director of Creative Services, is the sister-in-law of Timothy R. Donovan, one of our directors. Roseanne Karacic’s total compensation for fiscal 2003 was $198,988 including $39,183 related to stock options exercised. Lisa Evon, Industrial Sales Manager, is the daughter of Jasper B. Sanfilippo, our Chairman and Chief Executive Officer, and the sister of Jasper B. Sanfilippo, Jr. and Jeffrey T. Sanfilippo, who are both executive officers and members of our board of directors. Lisa Evon’s total compensation for fiscal 2003 was $108,271. Edward J. Fabsits, director of the Thrift Store operations, is the brother-in-law of Jasper B. Sanfilippo, our Chairman and Chief Executive Officer. Edward J. Fabsits’ total compensation for fiscal 2003 was $89,745 including $2,065 related to stock options exercised.

DESCRIPTION OF CAPITAL STOCK

      The following statements are subject to the detailed provisions of our certificate of incorporation and bylaws, do not purport to be complete and are qualified in their entirety by reference thereto.

      Our certificate of incorporation authorizes (i) 10,000,000 shares of common stock, par value $.01 per share, (ii) 10,000,000 shares of Class A stock, par value $.01 per share, and (iii) 500,000 shares of preferred stock. We refer to our common stock and Class A stock as the “common equity.” As of January 20, 2004, 5,834,674 shares of common stock are outstanding, 3,667,426 shares of Class A Stock are outstanding and no shares of preferred stock are outstanding. The common stock and the Class A stock are substantially identical except as to voting rights. Holders of the Class A stock have the right to convert any or all of the shares of such Class A stock into the same number of shares of common stock at any time as provided in our certificate of incorporation as more fully discussed below under the heading “Common Equity.”

      Following the offering, Jasper B. Sanfilippo, Mathias A. Valentine, Marian Sanfilippo and Michael J. Valentine will own, or control as trustees of certain trusts, common stock (one vote per share) and Class A stock (ten votes per share) representing approximately a 78.0% voting interest in our company. Their respective voting interests will be approximately 43.3%, 10.4%, 10.2%, and 14.1%. As a result, these individuals will generally be able to exert influence on our business that cannot be counteracted by another shareholder or group of shareholders. These controlling stockholders will be able to direct the election of a majority of the members of our board of directors and determine the outcome of nearly all matters submitted to a vote of our stockholders, including any amendments to our certificate of incorporation or bylaws.

Preferred Stock

      The board of directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock. The preferred stock might be issued in connection with the financing of any future acquisitions by us. We have no present plan to issue any shares of preferred stock.

Common Equity

      Upon completion of this offering, there will be 10,502,100 shares of common equity outstanding.

      Pursuant to our certificate of incorporation, so long as the total number of shares of Class A stock is greater than or equal to 12.5% of the total number of shares of common equity outstanding, subject to the rights of the holders of preferred stock, if any, the holders of common stock are entitled to elect a number (rounded to the next whole number in the case of a fraction) of directors equal to 25% of the total number of directors constituting our full board of directors and the holders of Class A stock voting as a class are entitled to elect the remaining directors. The holders of common stock are not entitled to cumulative voting. In connection with the election of directors, however, each holder of Class A stock is entitled to cumulative voting in respect of his or her Class A stock.

      With respect to matters other than the election of directors or any matters for which class voting is required by law, the holders of common stock and the holders of Class A stock will vote together as a single class and the holders of common stock will be entitled to one vote per share of common stock and the holders of Class A stock will be entitled to ten votes per share of Class A stock. The common stock has no conversion rights. Each share of Class A stock is convertible at the option of the holder at any time and from time to time into one share of common stock. In addition, our certificate of incorporation provides that the Class A stock may generally be transferred only (i) to Jasper Sanfilippo, Mathias Valentine, a spouse or lineal descendent of Jasper Sanfilippo or a spouse or lineal descendent of Mathias Valentine, which we refer to as “Family Members,” (ii) to the legal representative of a deceased or disabled Family Member’s estate, (iii) to trusts for the exclusive benefit of Family Members, (iv) to a custodian under a Uniform Transfers to Minors Act for the benefit of a Family Member, (v) to entities controlled by the Family Members, (vi) to an employee benefit plan, or trust account held thereunder, or any savings or retirement account, held for the exclusive benefit of a Family Member, (vii) to us, and (viii) any bank or other financial institution as a bona fide pledge of shares of Class A stock by the owner thereof as collateral security for indebtedness due to the pledgee. Upon any nonpermitted sale or transfer or to the extent a transferee entity is no longer controlled by the Family Members, such shares of Class A stock will automatically convert into an equal number of shares of common stock, which may be freely transferred, subject to applicable securities laws. All shares of Class A stock will be converted automatically into an equal number of shares of common stock if the number of outstanding shares of Class A stock is less than 12.5% of the total number of shares of common equity outstanding. The common stock and Class A stock will share equally, on a share-for-share basis, in any dividends declared on the common equity by the board of directors.

      Our stockholders have no preemptive or other rights to subscribe for additional shares. Upon liquidation, dissolution or winding up of our business, the holders of common equity are entitled to share ratably in all our assets that are legally available for distribution after payment of all debts and other liabilities and subject to any prior rights of holders of preferred stock, if any, then outstanding. In the event of a merger or consolidation to which we are a party, our certificate of incorporation provides that each share of common stock and Class A stock shall receive the same consideration, expect that holders of Class A stock may receive stock with greater voting rights then that received by holders of common stock in a merger in which we are not the surviving corporation.

      Rule 19c-4, adopted by the SEC under the Securities Exchange Act of 1934, or 1934 Act, directs each national securities exchange and each national securities association to adopt rules prohibiting the issuer of any securities listed on such exchange or authorized for quotation on any system of such association from taking any corporate action the effect of which would be to nullify, restrict or disparately reduce the per share voting rights of holders of an outstanding class or classes of common stock of such issuer registered pursuant to Section 12 of the 1934 Act. The United States Court of Appeals for the District of Columbia has ruled that Rule 19c-4 is invalid and the Supreme Court has refused to review such decision. However, the NASD has adopted a rule substantially similar to Rule 19c-4 that presently prohibits issuers from disenfranchising existing holders of a listed class of common stock. Under this rule we will be prohibited from issuing Class A stock except in certain circumstances. The issuance of any additional shares of Class A stock or any other class of securities having extraordinary voting rights, including preferred stock, could result in our common stock becoming ineligible for trading on the Nasdaq National Market, any national securities exchange or other association. If alternative efficient and convenient securities markets did not then exist, such a result would materially reduce the liquidity of an investment in our common stock and would likely depress its market value below that which would otherwise prevail. We presently have no plans to take any action that would result in the violation of any applicable rule.

Certain Effects of Authorized but Unissued Stock

      Under our certificate of incorporation, upon completion of this offering our authorized but unissued capital stock will consist of (i) 2,245,326 shares of common stock, (ii) 7,252,574 shares of Class A stock and (iii) 500,000 shares of preferred stock. All of the foregoing authorized but unissued shares of capital stock will be available for future issuance without stockholder approval. These additional shares may be issued for a variety of corporate purposes including future public offerings to raise additional capital or to facilitate corporate acquisitions.

      Upon the completion of this offering the Sanfilippo family will continue to possess approximately 54% of our total voting power. Although the transfer of Class A stock is restricted, Class A stock is convertible into common stock. Subject to certain restrictions, members of the Sanfilippo family may freely transfer shares of common stock. Thus, the voting power possessed by the Sanfilippo family could decrease in the future. Stockholders should be aware, however, that one of the effects of the existence of unissued and unreserved common equity and preferred stock may be to enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares could also be used to dilute the stock ownership of persons seeking to obtain control us.

      The board of directors is authorized without any further action by the stockholders to determine the rights, preferences, privileges and restrictions of the unissued preferred stock. The purpose of authorizing the board of directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common equity.

      We do not presently have any plans to issue additional shares of common equity or preferred stock other than shares of common stock, which may be issued upon (i) the exercise of options granted to our employees under our 1991 Stock Option Plan, as amended, our 1995 Equity Incentive Plan, and our 1998 Equity Incentive Plan, as amended, or (ii) the conversion of Class A stock.

      In connection with this offering, the holders of Class A stock have entered into an agreement with the Company under which they have waived their right to convert their shares of Class A stock into common stock and agreed not to transfer or otherwise dispose of their shares of Class A stock in a manner that could result in conversion of such shares into common stock pursuant to our certificate of incorporation. Absent this agreement, upon completion of this offering, there would not have been sufficient authorized common stock in the event conversion of all outstanding shares of Class A stock had been sought or required. We have agreed to submit for the approval of our stockholders at our next annual meeting a proposal to amend our certificate of incorporation to increase the authorized shares of common stock to an amount sufficient to allow for the conversion of all outstanding shares of Class A stock into an equal number of shares of common stock. The holders of Class A stock hold sufficient votes to guarantee the approval of this proposal.

Delaware Law Regarding Business Combinations

      We have elected not to be governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or the transaction by which the interested stockholder gained such status was approved by the corporation’s board of directors. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person, who together with affiliates and associates, owns (or within a three-year period, did own) 15% or more of the corporation’s voting stock.

Indemnification

      We have adopted provisions in our certificate of incorporation and bylaws that provide for indemnification of our officers and directors to the maximum extent permitted under the General Corporation Law of Delaware. In addition, we have entered into separate indemnification agreements with each of our directors and certain officers that may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for our common stock is the American Stock Transfer & Trust Company, New York, New York.

PLAN OF DISTRIBUTION

      Under the underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each underwriter named below has agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Adams, Harkness & Hill, Inc.
William Blair & Company, L.L.C.

Total	2,000,000

      The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased, other than the shares covered by the over-allotment option described below unless and until this option is exercised. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us and the selling stockholders to the underwriters are true, that there is no material change in the financial markets and that we and the selling stockholders deliver to the underwriters customary closing documents.

      The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, which may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may also allow, and dealers may reallow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters and the net proceeds before expenses to us and the selling stockholders. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

Total

		Without	With
	Per Share	Over-allotment	Over-allotment

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

      We estimate that the expenses of this offering payable by us and the selling stockholders, exclusive of the underwriting discount, will be approximately $1,000,000.

      We and the selling stockholders have granted to the underwriters an option to purchase 300,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. Under the terms of this option, the underwriters may exercise the option in whole or in part, and must purchase the additional shares ratably from us and the selling stockholders. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this over-allotment option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriters’ initial commitment as indicated in the preceding table and we and the selling stockholders will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

      We have agreed that, without the prior consent of the underwriters, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 90 days from the date of this prospectus. Our executive officers and directors, selling stockholders, and other stockholders who, following this offering, will hold in the aggregate 2,807,323 shares, or 26.7%, of our outstanding common equity, or 2,657,323 shares, or 25.3%, of our outstanding common equity if the underwriters’ over-allotment option is exercised in full and the underwriters purchase the additional shares from the selling stockholders, have agreed under lock-up agreements that, without the prior written consent of the underwriters, they will not, directly or indirectly, offer, sell or otherwise dispose of their shares of common equity for a period of 90 days after the date of this prospectus, other than the 1,000,000 shares that will be sold by the selling stockholders in this offering and the 150,000 shares that may be sold by the selling stockholders in connection with the underwriters’ exercise of the over-allotment option.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for certain liabilities.

      In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions, “passive” market making and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock. Syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us and the selling stockholders in the offering. The underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

LEGAL MATTERS

      Jenner & Block LLP, Chicago, Illinois, will pass upon the validity of the shares of common stock offered hereby for us and the selling stockholders. Goodwin Procter LLP, Boston, Massachusetts, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

      The consolidated financial statements of John B. Sanfilippo & Son, Inc. as of June 26, 2003 and
for each of the three years in the period then ended included in this registration statement have been so included in reliance on the report (which contains an emphasis of matter paragraph relating to the restatement described in Note 12 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings also are available to the public on the SEC’s Internet site at www.sec.gov.

      You should rely only on the information contained or incorporated by reference in this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, shares of common stock in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date of the documents containing the information, regardless of the time of its delivery or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference into this prospectus the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information subsequently incorporated by reference.

      We incorporate by reference the documents listed below:

1. Our annual report on Form 10-K, for the fiscal year ended June 26, 2003, filed on September 15, 2003;

2. Our annual report on Form 10-K/A, for the fiscal year ended June 26, 2003, filed on January 27, 2004;

3. Our quarterly reports on Form 10-Q for the periods ended:

a. September 25, 2003, filed on November 6, 2003; and

b. December 25, 2003, filed on January 27, 2004;

4. Our quarterly report on Form 10-Q/A for the period ended September 25, 2003, filed on January 27, 2004;

5. Portions of our proxy statement filed on September 15, 2003 that have been incorporated by reference into our annual report on Form 10-K/A; and

6. The description of our common stock, $0.01 par value per share, contained in our Registration Statement on Form S-1(Amendment No. 3, File No. 33-43353), filed with the SEC on November 25, 1991, including any amendments or reports filed for the purpose of updating such description.

      You may request free copies of these filings by writing or telephoning Investor Relations, John B. Sanfilippo & Son, Inc., 2299 Busse Road, Elk Grove Village, Illinois 60007, telephone (847) 593-2300. We will not send exhibits to the filings, however, unless those exhibits have been specifically incorporated by reference. We maintain a website at www.jbssinc.com. Information contained in our website is not part of this prospectus.

      We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or (i) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement and (ii) after the date of this prospectus and prior to the closing of the offering made hereby. Those documents will become a part of this prospectus from the date that the documents are filed with the SEC.

INDEX TO FINANCIAL STATEMENTS

Page

Report of PricewaterhouseCoopers LLP, Independent Auditors	F-2
Consolidated Statements of Operations for the years ended June 26, 2003, June 27, 2002, June 28, 2001 and the twenty-six weeks ended December 25, 2003 (unaudited) and December 26, 2002 (unaudited)	F-3
Consolidated Balance Sheets as of June 26, 2003, June 27, 2002, and December 25, 2003 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for the years ended June 26, 2003, June 27, 2002, June 28, 2001 and the twenty-six weeks ended December 25, 2003 (unaudited) and December 26, 2002 (unaudited)
F-5
Consolidated Statements of Cash Flows for the years ended June 26, 2003, June 27, 2002, June 28, 2001 and the twenty-six weeks ended December 25, 2003 (unaudited) and December 26, 2002 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

and Stockholders of
John B. Sanfilippo & Son, Inc.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of John B. Sanfilippo & Son, Inc. and its subsidiary at June 26, 2003 and June 27, 2002, and the results of their operations and their cash flows for the each of the three years in the period ended June 26, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 12 to the consolidated financial statements, the Company has restated its Consolidated Statements of Operations for each of the three years in the period ended June 26, 2003, to reflect a change in the classification of freight costs.

/s/ PricewaterhouseCoopers LLP

August 18, 2003, except for Note 12,

as to which the date is January 23, 2004
Chicago, Illinois

JOHN B. SANFILIPPO & SON, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except for earnings per share)

				26 Weeks Ended
	Year Ended	Year Ended	Year Ended
	June 26,	June 27,	June 28,	December 25,	December 26,
	2003	2002	2001	2003	2002

	Restated	Restated	Restated		Restated
	(Note 12)	(Note 12)	(Note 12)		(Note 12)

				(unaudited)
Net sales	$419,676	$352,799	$342,357	$296,153	$233,434
Cost of sales	347,041	294,931	283,278	237,441	193,705

Gross profit	72,635	57,868	59,079	58,712	39,729

Selling expenses	33,213	30,601	29,730	20,296	16,811
Administrative expenses	10,593	9,365	8,948	7,933	4,617

Total selling and administrative expenses	43,806	39,966	38,678	28,229	21,428

Income from operations	28,829	17,902	20,401	30,483	18,301

Other income (expense):
Interest expense ($842, $899, $956, (unaudited) $397 and (unaudited) $428 to related parties)	(4,681)	(5,757)	(8,365)	(1,850)	(2,282)
Rental income	484	576	605	237	244
Miscellaneous	2	14	17	1	1

Total other (expense)	(4,195)	(5,167)	(7,743)	(1,612)	(2,037)

Income before income taxes	24,634	12,735	12,658	28,871	16,264
Income tax expense	9,607	5,044	5,063	11,260	6,343

Net income	$15,027	$7,691	$7,595	$17,611	$9,921

Earnings per common share —
Basic	$1.63	$0.84	$0.83	$1.88	$1.08

Diluted	$1.61	$0.84	$0.83	$1.85	$1.07

Weighted average shares outstanding —
Basic	9,198,957	9,149,672	9,148,565	9,344,988	9,153,627

Diluted	9,332,889	9,194,951	9,150,332	9,534,810	9,239,735

The accompanying notes are an integral part of these financial statements.

JOHN B. SANFILIPPO & SON, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	June 26,	June 27,	December 25,
	2003	2002	2003

			(unaudited)
ASSETS
CURRENT ASSETS:
Cash	$2,448	$1,272	$1,764
Accounts receivable, less allowances of $1,552, $1,406 and (unaudited) $2,683	29,142	24,133	50,339
Inventories	112,016	99,485	139,885
Deferred income taxes	1,257	861	1,290
Income taxes receivable	469	—	—
Prepaid expenses and other current assets	2,192	3,032	2,091

TOTAL CURRENT ASSETS	147,524	128,783	195,369

PROPERTIES:
Buildings	61,485	60,348	61,651
Machinery and equipment	89,980	84,420	92,780
Furniture and leasehold improvements	5,385	5,399	5,435
Vehicles	3,185	3,684	2,990
Construction in progress	1,057	—	4,088

	161,092	153,851	166,944
Less: Accumulated depreciation	95,838	88,252	99,912

	65,254	65,599	67,032
Land	1,863	1,863	1,863

TOTAL PROPERTIES	67,117	67,462	68,895

OTHER ASSETS:
Goodwill and other intangibles, less accumulated amortization of $6,054, $5,628 and (unaudited) $6,267	4,370	4,796	4,156
Miscellaneous	4,716	5,774	4,236

TOTAL OTHER ASSETS	9,086	10,570	8,392

TOTAL ASSETS	$223,727	$206,815	$272,656

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable	$29,702	$23,519	$20,373
Current maturities of long-term debt	10,776	5,683	10,817
Accounts payable, including related party payables of $543, $337 and (unaudited) $342	13,658	17,741	51,871
Drafts payable	5,507	4,049	13,007
Accrued expenses	12,699	10,098	12,306
Income taxes payable	—	298	2,854

TOTAL CURRENT LIABILITIES	72,342	61,388	111,228

LONG-TERM LIABILITIES:
Long-term debt, less current maturities	29,640	40,421	21,139
Deferred income taxes	2,964	2,946	2,958

TOTAL LONG-TERM LIABILITIES	32,604	43,367	24,097

COMMITMENTS AND CONTINGENCIES	—	—	—
STOCKHOLDERS’ EQUITY:
Class A Stock, convertible to Common Stock on a per share basis, cumulative voting rights of ten votes per share, $.01 par value; 10,000,000 shares authorized, 3,667,426, 3,667,426 and (unaudited) 3,667,426 shares issued and outstanding	37	37	37
Common Stock, noncumulative voting rights of one vote per share, $.01 par value; 10,000,000 shares authorized, 5,775,564, 5,583,939 and (unaudited) 5,834,674 shares issued and outstanding	58	56	58
Capital in excess of par value	58,911	57,219	59,850
Retained earnings	60,979	45,952	78,590
Treasury stock, at cost; 117,900 shares	(1,204)	(1,204)	(1,204)

TOTAL STOCKHOLDERS’ EQUITY	118,781	102,060	137,331

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$223,727	$206,815	$272,656

The accompanying notes are an integral part of these financial statements.

JOHN B. SANFILIPPO & SON, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(dollars in thousands)

			Capital
			in
	Class A	Common	Excess of	Retained	Treasury
	Stock	Stock	Par Value	Earnings	Stock	Total

Balance, June 29, 2000	$37	$56	$57,196	$30,666	$(1,204)	$86,751
Net income and comprehensive income				7,595		7,595

Balance, June 28, 2001	37	56	57,196	38,261	(1,204)	94,346
Net income and comprehensive income				7,691		7,691
Stock options exercised			23			23

Balance, June 27, 2002	37	56	57,219	45,952	(1,204)	102,060
Net income and comprehensive income				15,027		15,027
Stock options exercised		2	1,173			1,175
Tax benefit of stock options exercised			519			519

Balance, June 26, 2003	37	58	58,911	60,979	(1,204)	118,781
Stock options exercised (unaudited)			367			367
Tax benefit of stock options exercised (unaudited)			572			572
Net income and comprehensive income (unaudited)				17,611		17,611

Balance, at December 25, 2003 (unaudited)	$37	$58	$59,850	$78,590	$(1,204)	$137,331

The accompanying notes are an integral part of these financial statements.

JOHN B. SANFILIPPO & SON, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

				26 Weeks Ended
	Year Ended	Year Ended	Year Ended
	June 26,	June 27,	June 28,	December 25,	December 26,
	2003	2002	2001	2003	2002

				(unaudited)
Cash flows from operating activities:
Net income	$15,027	$7,691	$7,595	$17,611	$9,921
Adjustments:
Depreciation and amortization	11,248	10,428	9,974	5,435	5,230
(Gain) loss on disposition of properties	(14)	(13)	57	25	(3)
Deferred income taxes	(378)	(123)	226	(39)	—
Tax benefit of option exercises	519	—	—	572	—
Change in current assets and current liabilities:
Accounts receivable, net	(5,009)	2,524	(1,822)	(21,197)	(11,158)
Inventories	(12,531)	(918)	7,193	(27,869)	(24,247)
Prepaid expenses and other current assets	840	(1,101)	777	101	862
Accounts payable	(4,083)	6,312	(422)	38,213	28,370
Drafts payable	1,458	(895)	(803)	7,500	5,867
Accrued expenses	2,601	1,958	(1,383)	(393)	684
Income taxes receivable/ payable	(767)	1,178	(1,341)	3,323	3,729
Other	(1,508)	(2,675)	(1,716)	(444)	(453)

Net cash provided by operating activities	7,403	24,366	18,335	22,838	18,802

Cash flows from investing activities:
Acquisition of properties	(7,926)	(4,559)	(8,382)	(6,100)	(5,031)
Proceeds from disposition of properties	29	51	80	—	7

Net cash used in investing activities	(7,897)	(4,508)	(8,302)	(6,100)	(5,024)

Cash flows from financing activities:
Net borrowings (repayments) on notes payable	6,183	(14,013)	(4,342)	(9,329)	(9,303)
Principal payments on long-term debt	(5,688)	(5,671)	(5,706)	(8,460)	(3,424)
Issuance of Common Stock	1,175	—	—	367	—

Net cash provided by (used in) financing activities	1,670	(19,684)	(10,048)	(17,422)	(12,727)

Net increase (decrease) in cash	1,176	174	(15)	(684)	1,051
Cash:
Beginning of period	1,272	1,098	1,113	2,448	1,272

End of period	$2,448	$1,272	$1,098	$1,764	$2,323

Supplemental disclosures of cash flow information:
Interest paid	$4,579	$5,846	$8,359	$2,017	$2,293
Income taxes paid	10,287	4,062	6,178	7,438	1,171

The accompanying notes are an integral part of these financial statements.

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

Note 1 — Significant Accounting Policies

Basis of consolidation

      The consolidated financial statements include the accounts of John B. Sanfilippo & Son, Inc. and its wholly owned subsidiary (collectively, “JBSS” or the “Company”). Intercompany balances and transactions have been eliminated. Certain prior years’ amounts have been reclassified to conform with the current year’s presentation. The Company’s fiscal year ends on the last Thursday of June each year and typically consists of fifty-two weeks (four thirteen-week quarters). All years presented consist of fifty-two week periods.

Nature of business

      The Company processes and sells shelled and inshell nuts and other snack foods in both retail and wholesale markets. The Company has plants located throughout the United States. Revenues are generated from sales to a variety of customers, including several major retailers and the U.S. government. The related accounts receivable from sales are unsecured.

Interim Financial Information (unaudited)

      The financial information as of December 25, 2003 and for the twenty-six weeks ended December 26, 2002 and December 25, 2003 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the Company’s results of operations, financial position and cash flows on the same basis as the audited financial statements. Results for the twenty-six weeks ended December 25, 2003 are not necessarily indicative of results to be expected for the full fiscal year 2004 or any other future period. Results for the twenty-six weeks ended December 26, 2002 have been restated as described in Note 12.

Revenue Recognition

      The Company records revenue when a persuasive arrangement exists, title has transferred (based upon terms of shipment), price is fixed, delivery occurs and collection is reasonably assured. While customers do have the right to return products, past experience has demonstrated that product returns have been insignificant. The Company offers annual volume rebates to certain customers and estimates the amount of these rebates based upon projected volumes for the year. Provisions for returns and rebates are reflected as a reduction in net sales.

Accounts Receivable

      Accounts receivable are stated at the amounts charged to customers, less: (i) an allowance for doubtful accounts; (ii) a reserve for estimated cash discounts; and (iii) a reserve for customer deductions. The allowance for doubtful accounts is calculated by specifically identifying customers that are credit risks. The reserve for estimated cash discounts is based on actual payments. The reserve for customer deductions represents an estimate of future credit memos that will be issued to customers and is based on historical experience.

Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market. Inventory costs are reviewed each quarter. Fluctuations in the market price of peanuts, pecans, walnuts, almonds and other nuts may affect the value of inventory and gross profit and gross profit margin. If expected

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

market sales prices were to move below cost, the Company would record adjustments to write down the carrying values of inventories to fair market value. The results of the Company’s shelling process can also result in changes to its inventory costs.

Introductory Funds

      The ability to sell to certain retail customers often requires upfront payments to be made by the Company. Such payments are made pursuant to contracts that usually stipulate the term of the agreement, the quantity and type of products to be sold and any exclusivity requirements. The cost of these payments is initially recorded as an asset and is amortized on a straight-line basis over the term of the contract. Total customer incentives included in the Miscellaneous other assets and Prepaid expenses and other current assets captions are $2,329 at June 26, 2003 and $3,399 at June 27, 2002. Amortization expense, which is recorded as a reduction in net sales, was $2,262, $1,865 and $1,528 for the years ended June 26, 2003, June 27, 2002 and June 28, 2001, respectively.

     Shipping and Handling Costs

      Shipping and handling costs, which include freight and other expenses to prepare finished goods for shipment, are included in selling expenses. For the years ended June 26, 2003, June 27, 2002 and June 28, 2001, shipping and handling costs totalled $14,047, $12,351, and $9,979, respectively.

Properties

      Properties are stated at cost. Cost is depreciated using the straight-line method over the following estimated useful lives: buildings — 30 to 40 years, machinery and equipment — 5 to 10 years, furniture and leasehold improvements — 5 to 10 years and vehicles — 3 to 5 years.

      The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is recognized currently. Maintenance and repairs are charged to operations as incurred.

      Certain lease transactions relating to the financing of buildings are accounted for as capital leases, whereby the present value of future rental payments, discounted at the interest rate implicit in the lease, is recorded as a liability. A corresponding amount is capitalized as the cost of the assets and is amortized on a straight-line basis over the estimated lives of the assets or over the lease terms which range from 20 to 30 years, whichever is shorter. See also Note 7.

      The Company reviews long-lived assets to assess recoverability from projected undiscounted cash flows whenever events or changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized in operating results when future undiscounted cash flows are less than the assets’ carrying value. The impairment loss would adjust the carrying value to its fair value. To date the Company has not recorded any impairment charges.

Income taxes

      The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been reported in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than changes in tax law or rates.

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value of financial instruments

      Based on borrowing rates presently available to the Company under similar borrowing arrangements, the Company believes the recorded amount of its long-term debt obligations approximates fair market value. The carrying amount of the Company’s other financial instruments approximates their estimated fair value based on market prices for the same or similar type of financial instruments.

Significant customers

      The highly competitive nature of the Company’s business provides an environment for the loss of customers and the opportunity for new customers. Net sales to Wal-Mart Stores, Inc. represented approximately 17%, 16% and 10% of the Company’s net sales for the years ended June 26, 2003, June 27, 2002 and June 28, 2001, respectively.

Segment reporting

      The Company operates in a single reportable operating segment by selling various nut products procured and processed in a vertically integrated manner through multiple distribution channels.

Management estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include reserves for customer deductions, allowances for doubtful accounts and the costing of inventories. Actual results could differ from those estimates.

Goodwill and other long-lived assets

      The Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, effective June 28, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, SFAS 142 includes provisions for the reclassification of certain existing recognized intangible assets as goodwill, reassessment of the useful lives of existing recognized intangible assets, reclassification of certain intangible assets out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. The Company’s recorded assets at June 28, 2002 included both an intangible asset and goodwill.

      The intangible asset consists of the Fisher brand name that was acquired in 1995. The Company determined that the brand name is of a finite life and is being amortized over a fifteen-year period. Amortization expense for the next five fiscal years is expected to be approximately $427 annually.

      The goodwill represents the excess of the purchase price over the fair value of the net assets in the Company’s acquisition of Sunshine Nut Co., Inc. in 1992. The Company determined that it has no separate reporting units; therefore, the goodwill impairment test was performed using the fair value of the entire Company.

      Based upon the results of management’s impairment testing, which included an independent valuation, no adjustment to the carrying amount of goodwill and the intangible asset is required. As required under SFAS 142, amortization of goodwill has been discontinued.

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company reviews the carrying value of goodwill and other long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If an impairment was determined to exist, any related impairment loss would be calculated based on fair value. Impairment losses, if any, on assets to be disposed of would be based on the estimated proceeds to be received, less costs of disposal.

      The following table details goodwill and other intangible assets as of June 26, 2003:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Goodwill	$2,504	$1,262	$1,242
Finite-lived amortized intangible assets	6,368	3,240	3,128

Total	$8,872	$4,502	$4,370

      As required under SFAS 142, the results for the years ended June 27, 2002 and June 28, 2001 have not been restated. The tables below present the effect on net income and earnings per share as if SFAS 142 had been in effect for those years:

	Year Ended	Year Ended	Year Ended
	June 26,	June 27,	June 28,
	2003	2002	2001

Reported net income	$15,027	$7,691	$7,595
Add back:
Goodwill amortization (net of tax)	—	75	75

Adjusted net income	$15,027	$7,766	$7,670

Basic and diluted earnings per share:
Reported earnings per common share (basic)	$1.63	$0.84	$0.83
Adjusted earnings per common share (basic)	$1.63	$0.85	$0.84
Reported earnings per common share (diluted)	$1.61	$0.84	$0.83
Adjusted earnings per common share (diluted)	$1.61	$0.84	$0.84

Recent accounting pronouncements

      In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 became effective in the first quarter of fiscal 2003. The implementation of SFAS 143 did not have an effect on the Company’s cash flows, financial position or results of operations.

      In August 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations. SFAS 144 became effective in the first quarter of fiscal 2003. The adoption of SFAS 144 had no impact on the Company’s cash flows, financial position or results of operations.

      In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 became effective in the third quarter of fiscal 2003. The

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adoption of SFAS 146 had no impact on the Company’s cash flows, financial position or results of operations.

      In November 2002, the FASB issued Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation 45 requires a guarantor to include disclosure of certain obligations and, if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement became effective for guarantees issued or modified after December 31, 2002 and did not have an impact on the Company. The Company adopted the disclosure requirements of Interpretation 45 effective December 2002. The Company has no obligations from guarantees that require disclosure at June 26, 2003 or at December 25, 2003 (unaudited).

      In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS 148 amends certain provisions of SFAS 123 and is effective for fiscal years beginning after December 15, 2002. The Company is currently evaluating the reporting alternatives of SFAS 148.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 will become effective during the first quarter of fiscal 2004. The Company enters into various transactions with certain related parties including the rental of buildings under capital leases and purchases from entities owned either directly or indirectly by certain directors, officers and stockholders of the Company. These related party transactions are more fully described in Notes 7 and 9 of the Notes to Consolidated Financial Statements. The Company’s adoption of FIN 46 during the second quarter of fiscal 2004 did not have any effect on financial statements (unaudited).

      In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for certain derivative instruments. The Company does not anticipate the adoption of this statement to have a material impact on its consolidated financial statements, as the Company is not currently a party to derivative financial instruments included in this standard.

      In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Company does not anticipate the adoption of this statement to have a material impact on its consolidated financial statements, as the Company is not currently a party to such instruments included in this standard.

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2 — Earnings Per Share

      Earnings per common share is calculated using the weighted average number of shares of Common Stock and Class A Common Stock outstanding during the period. The following table presents the required earnings per share disclosures:

				Twenty-Six	Twenty-Six
	Year Ended	Year Ended	Year Ended	Weeks Ended	Weeks Ended
	June 26, 2003	June 27, 2002	June 28, 2001	December 25, 2003	December 26, 2002

				(Unaudited)
Net income	$15,027	$7,691	$7,595	$17,611	$9,921
Weighted average shares outstanding	9,198,957	9,149,672	9,148,565	9,344,988	9,153,627
Basic earnings per common share	$1.63	$0.84	$0.83	$1.88	$1.08
Effect of dilutive securities:
Stock options	133,932	45,279	1,767	189,822	86,108
Weighted average shares outstanding	9,332,889	9,194,951	9,150,332	9,534,810	9,239,735
Diluted earnings per common share	$1.61	$0.84	$0.83	$1.85	$1.07

      The following table summarizes the weighted average number of options which were outstanding for the periods presented but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the Common Stock:

		Weighted Average
	Number of Options	Exercise Price

Twenty-six weeks ended December 25, 2003 (unaudited)	13,072	$16.48
Year ended June 26, 2003	51,666	$10.38
Year ended June 27, 2002	166,256	$10.07
Year ended June 28, 2001	450,735	$8.16

Note 3 — Common Stock

      Each share of the Company’s Common Stock, $.01 par value, has noncumulative voting rights of one vote per share. The Company’s Class A Stock, $.01 par value, has cumulative voting rights with respect to the election of those directors which the holders of Class A Stock are entitled to elect, and 10 votes per share on all other matters on which holders of the Company’s Class A Stock and Common Stock are entitled to vote. In addition, each share of Class A Stock is convertible at the option of the holder at any time into one share of Common Stock and automatically converts into one share of Common Stock upon any sale or transfer other than to related individuals. The Class A Stock and the Common Stock are entitled to share equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors, and the holders of the Common Stock are entitled to elect 25% of the members comprising the Board of Directors.

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — Income Taxes

      The provision for income taxes for the years ended June 26, 2003, June 27, 2002 and June 28, 2001 are as follows:

	June 26,	June 27,	June 28,
	2003	2002	2001

Current:
Federal	$8,263	$4,183	$3,921
State	1,722	984	916
Deferred	(378)	(123)	226

Total provision for income taxes	$9,607	$5,044	$5,063

      The differences between income taxes at the statutory federal income tax rate and income taxes reported in the statements of operations for the years ended June 26, 2003, June 27, 2002 and June 28, 2001 are as follows:

	June 26,	June 27,	June 28,
	2003	2002	2001

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	4.8	5.0	5.1
Surtax exemption	—	(0.8)	(0.8)
Nondeductible items	—	0.6	1.2
Other	(0.8)	(0.2)	(0.5)

Effective tax rate	39.0%	39.6%	40.0%

      The deferred tax assets and liabilities are comprised of the following:

	June 26, 2003		June 27, 2002

	Asset	Liability	Asset	Liability

Current:
Allowance for doubtful accounts	$236	$—	$204	$—
Employee compensation	754	—	560	—
Inventory	47	—	—	19
Accounts receivable	—	—	—	—
Other	220	—	116	—

Total current	$1,257	$—	$880	$19

Long-term:
Depreciation	$—	$5,054	$—	$5,070
Capitalized leases	1,503	—	1,524	—
Other	587	—	600	—

Total long-term	$2,090	$5,054	$2,124	$5,070

Total	$3,347	$5,054	$3,004	$5,089

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Inventories

      Inventories consist of the following:

	June 26,	June 27,	December 25,
	2003	2002	2003

			(unaudited)
Raw material and supplies	$36,852	$45,229	$72,878
Work-in-process and finished goods	75,164	54,256	67,007

Total	$112,016	$99,485	$139,885

Note 6 — Notes Payable

      Notes payable consist of the following:

	June 26,	June 27,
	2003	2002

Revolving bank loan	$29,702	$23,519

      On March 31, 1998, the Company entered into a new unsecured credit facility, with certain banks, totaling $70,000 (the “Bank Credit Facility”). On May 30, 2003, the Bank Credit Facility was amended to, among other things, increase the total amount available under the facility to $80,000. The Bank Credit Facility, as amended, is comprised of (i) a working capital revolving loan, which provides for working capital financing of up to approximately $73,104, in the aggregate, and matures on May 31, 2006, and (ii) a $6,896 standby letter of credit, which matures on June 1, 2006. Borrowings under the working capital revolving loan accrue interest at a rate (the weighted average of which was 2.76% at June 26, 2003) determined pursuant to a formula based on the agent bank’s quoted rate and the Eurodollar Interbank Rate. The standby letter of credit replaced a prior letter of credit securing certain industrial development bonds that financed the original acquisition, construction, and equipping of the Company’s Bainbridge, Georgia facility.

      The Bank Credit Facility, as amended, includes certain restrictive covenants that, among other things: (i) require the Company to maintain a minimum tangible net worth; (ii) comply with specified ratios; (iii) limit annual capital expenditures to $12,000; (iv) restrict dividends to the lesser of 25% of net income for the previous fiscal year or $5,000; (v) prohibit the Company from redeeming shares of capital stock; and (vi) require that certain officers and stockholders of the Company, together with their respective family members and certain trusts created for the benefits of their respective children, continue to own shares representing the right to elect a majority of the directors of the Company. As of June 26, 2003, the Company was in compliance with all restrictive covenants, as amended, under the Bank Credit Facility.

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7 — Long-Term Debt

      Long-term debt consists of the following:

	June 26,	June 27,
	2003	2002

Industrial development bonds, secured by building, machinery and equipment with a cost aggregating $8,000	$6,750	$7,000
Capitalized lease obligations	5,786	6,260
Series A note payable, interest payable quarterly at 8.72%, principal payable in semi-annual installments of $200	600	1,000
Series B note payable, interest payable quarterly at 9.07%, principal payable in semi-annual installments of $300	900	1,500
Series C note payable, interest payable quarterly at 9.07%, principal payable in semi-annual installments of $200	600	1,000
Series D note payable, interest payable quarterly at 9.18%, principal payable in semi-annual installments of $150	450	750
Series E note payable, interest payable quarterly at 7.34%, principal payable in semi-annual installments of $400	1,200	2,000
Series F notes payable, interest payable quarterly at 9.16%, principal payable in semi-annual installments of $475	2,850	3,800
Note payable, interest payable semi-annually at 8.30%, principal payable in annual installments of approximately $1,429	4,286	5,714
Note payable, subordinated, interest payable semi-annually at 9.38%, principal payable in annual installments of $5,000 beginning on September 1, 2003	15,000	15,000
Arlington Heights facility, first mortgage, principal and interest payable at 8.875%, in monthly installments of $22 through October 1, 2015	1,994	2,080
Current maturities	(10,776)	(5,683)

Total long-term debt	$29,640	$40,421

      JBSS financed the construction of a peanut shelling plant with industrial development bonds in 1987. On June 1, 1997, the Company remarketed the bonds, resetting the interest rate at 5.375% through May 2002, and at a market rate to be determined thereafter. On June 1, 2002, the Company remarketed the bonds, resetting the interest rate at 4% through May 2006, and at a market rate to be determined thereafter. On June 1, 2006, and on each subsequent interest reset date for the bonds, the Company is required to redeem the bonds at face value plus any accrued and unpaid interest, unless a bondholder elects to retain his or her bonds. Any bonds redeemed by the Company at the demand of a bondholder on the reset date are required to be remarketed by the underwriter of the bonds on a “best efforts” basis. The agreement requires the Company to redeem the bonds in varying annual installments, ranging from $250 to $780 annually through 2017. The Company is also required to redeem the bonds in certain other circumstances, for example, within 180 days after any determination that interest on the bonds is taxable. The Company has the option at any time, however, subject to certain conditions, to redeem the bonds at face value plus accrued interest, if any.

      On September 29, 1992, the Company entered into a long-term financing facility with a major insurance company (the “Long-Term Financing Facility”) which provided financing to the Company evidenced by promissory notes in the aggregate principal amount of $14,000 (the “Initial Financing”). The Initial Financing was comprised of (i) a $4,000 7.87% Senior Secured Term Note due 2004 (the “Series A Note”), (ii) a $6,000 8.22% Senior Secured Term Note due 2004 (the “Series B Note”), and (iii) a $4,000 8.22% Senior Secured Term Note due 2004 (the “Series C Note”). In addition, the Long-Term Financing Facility included a shelf facility providing for the

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issuance by the Company of additional promissory notes with an aggregate original principal amount of up to $11,000 (the “Shelf Facility”). On January 15, 1993, the Company borrowed $3,000 under the Shelf Facility evidenced by an 8.33% Senior Secured Term Note due 2004 (the “Series D Note”). On September 15, 1993, the Company borrowed the remaining $8,000 available under the Shelf Facility evidenced by a 6.49% Senior Secured Term Note due 2004 (the “Series E Note”).

      On October 19, 1993, the Long-Term Financing Facility was amended to provide for an additional shelf facility providing for the issuance by the Company of additional promissory notes with an aggregate original principal amount of $10,000 and to terminate and release all liens and security interests in Company properties. On June 23, 1994, the Company borrowed $10,000 under the additional shelf facility evidenced by an $8,000 8.31% Series F Senior Note due May 15, 2006 (the “Series F-1 Note”) and a $2,000 8.31% Series F Senior Note due May 15, 2006 (the “Series F-2 Note”).

      Effective January 1, 1997, the interest rates on each promissory note comprising the Long-Term Financing Facility were increased by 0.85%, due to the Company not meeting the required ratio of (a) net income plus interest expense to (b) senior funded debt for the year ended December 31, 1996.

      The Long-Term Financing Facility includes certain restrictive covenants that, among other things: (i) require the Company to maintain specified financial ratios; (ii) require the Company to maintain a minimum tangible net worth; (iii) restrict dividends to a maximum of 25% of cumulative net income from and after January 1, 1995 to the date the dividend is declared; and (iv) require that certain officers and stockholders of the Company, together with their respective family members and certain trusts created for the benefits of their respective children, continue to own shares representing the right to elect a majority of the directors of the Company. As of June 26, 2003, the Company was in compliance with all restrictive covenants, as amended, under the Long-Term Financing Facility.

      On September 12, 1995, the Company borrowed an additional $25,000 under an unsecured long-term financing arrangement (the “Additional Long-Term Financing”). The Additional Long-Term Financing has a maturity date of September 1, 2005 and (i) as to $10,000 of the principal amount thereof, bears interest at an annual rate of 8.30% and requires annual principal payments of approximately $1,429 through maturity, and (ii) as to the other $15,000 of the principal amount thereof (which is subordinated to the Company’s other debt facilities), bears interest at an annual rate of 9.38% and requires annual principal payments of $5,000 beginning on September 1, 2003 through maturity.

      The Additional Long-Term Financing includes certain restrictive covenants that, among other things: (i) require the Company to maintain specified financial ratios; (ii) require the Company to maintain a minimum tangible net worth; and (iii) limit cumulative dividends to the sum of (a) 50% of the Company’s cumulative net income (or minus 100% of a cumulative net loss) from and after January 1, 1995 to the date the dividend is declared, (b) the cumulative amount of the net proceeds received by the Company during the same period from any sale of its capital stock, and (c) $5,000. As of June 26, 2003, the Company was in compliance with all restrictive covenants, as amended, under the Additional Long-Term Financing.

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Aggregate maturities of long-term debt, excluding capitalized lease obligations, are as follows for the years ending:

June 24, 2004	$10,243
June 30, 2005	9,027
June 29, 2006	13,676
June 28, 2007	123
June 26, 2008	135
Subsequent years	1,426

Total	$34,630

      The accompanying financial statements include the following amounts related to assets under capital leases:

	June 26,	June 27,
	2003	2002

Buildings	$9,520	$9,520
Less: Accumulated amortization	7,444	7,032

Total	$2,076	$2,488

      As discussed in Note 1, these assets are being amortized over the terms of the leases. Amortization expense aggregated $412 for the years ended June 26, 2003 and June 27, 2002, and $411 for the year ended June 28, 2001.

      Buildings under capital leases are rented from entities that are owned by certain directors, officers and stockholders of JBSS. Future minimum payments under the leases, together with the related present value, are summarized as follows for the years ending:

June 24, 2004	$1,308
June 30, 2005	1,308
June 29, 2006	1,308
June 28, 2007	1,308
June 26, 2008	1,308
Subsequent years	2,578

Total minimum lease payments	9,118
Less: Amount representing interest	3,332

Present value of minimum lease payments	$5,786

      JBSS also leases buildings and certain equipment pursuant to agreements accounted for as operating leases. Rent expense under these operating leases aggregated $730, $598 and $724 for the

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years ended June 26, 2003, June 27, 2002 and June 28, 2001, respectively. Aggregate noncancelable lease commitments under these operating leases are as follows for the years ending:

June 24, 2004	$1,252
June 30, 2005	1,355
June 29, 2006	1,000
June 28, 2007	214
June 26, 2008	133
Subsequent years	10

$3,964

Note 8 — Employee Benefit Plans

      JBSS maintains a contributory plan established pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides retirement benefits for all nonunion employees meeting minimum age and service requirements. The Company contributes 50% of the amount contributed by each employee up to certain maximums specified in the plan. Total Company contributions to the 401(k) plan were $535, $451 and $453 for the years ended June 26, 2003, June 27, 2002 and June 28, 2001, respectively.

      JBSS contributed $99, $90 and $98 for the years ended June 26, 2003, June 27, 2002 and June 28, 2001, respectively, to multi-employer union-sponsored pension plans. JBSS is presently unable to determine its respective share of either accumulated plan benefits or net assets available for benefits under the union plans.

Note 9 — Transactions with Related Parties

      In addition to the related party transactions described in Note 7, JBSS also entered into transactions with the following related parties:

Purchases

      JBSS purchases materials and manufacturing equipment from a company that is 7.8% owned by the Company’s Chairman of the Board and Chief Executive Officer. The five children of the Company’s Chairman of the Board and Chief Executive Officer own the balance of the entity either directly or as equal beneficiaries of a trust. Two of the children are officers of the Company, and one of the two is also on the Company’s Board of Directors. Purchases aggregated $7,170, $6,491 and $5,512 for the years ended June 26, 2003, June 27, 2002 and June 28, 2001, respectively. Accounts payable aggregated $516 and $302 at June 26, 2003 and June 27, 2002, respectively. In addition, JBSS previously leased office and warehouse space to the entity. Rental income from the entity aggregated $79 and $154 for the years ended June 27, 2002 and June 28, 2001, respectively. Accounts receivable aggregated $2 at June 27, 2002.

      JBSS purchases materials from a company that is 33% owned by an individual related to the Company’s Chairman of the Board and Chief Executive Officer. Material purchases aggregated $473, $402 and $228 for the years ended June 26, 2003, June 27, 2002 and June 28, 2001, respectively. Accounts payable aggregated $7 and $3 at June 26, 2003 and June 27, 2002, respectively.

      JBSS purchases supplies from a company that is 33% owned by an individual related to the Company’s Chairman of the Board and Chief Executive Officer. Material purchases aggregated $472,

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$408 and $290 for the years ended June 26, 2003, June 27, 2002 and June 28, 2001, respectively. Accounts payable aggregated $27 and $32 at June 26, 2003 and June 27, 2002, respectively.

Product purchases and sales

      JBSS previously purchased materials from and sells products to a company that is owned 33% by the Company’s Chairman of the Board and Chief Executive Officer. Material purchases aggregated $526 and $408 for the years ended June 27, 2002 and June 28, 2001, respectively. The Company sold products to the same company aggregating $831 and $1,414 for the years ended June 27, 2002 and June 28, 2001, respectively. Accounts receivable aggregated $3 at June 27, 2002.

Legal services

      A lawyer, who is related to an outside director of the Company, provides services to JBSS. This lawyer was a partner in a firm that previously provided services to JBSS. Legal services aggregated $24, $17 and $72 for the years ended June 26, 2003, June 27, 2002 and June 28, 2001, respectively.

Note 10 — Stock Option Plans

      The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under the plans with the alternative method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the effect on the Company’s net income for the years ended June 26, 2003, June 27, 2002 and June 28, 2001 and for the twenty-six weeks ended December 25, 2003 (unaudited) and December 26, 2002 (unaudited), would not have been significant.

      In October 1991, JBSS adopted a stock option plan (the “1991 Stock Option Plan”) which became effective on December 10, 1991 and was terminated early by the Board of Directors on February 28, 1995. Pursuant to the terms of the 1991 Stock Option Plan, options to purchase up to 350,000 shares of Common Stock could be awarded to certain executives and key employees of JBSS and its subsidiaries. The exercise price of the options was determined as set forth in the 1991 Stock Option Plan by the Board of Directors. The exercise price for the stock options was at least fair market value with the exception of nonqualified stock options which had an exercise price equal to at least 33% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1991 Stock Option Plan, options expire upon termination of employment. All of the options granted were intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code (the “Code”).

      The termination of the 1991 Stock Option Plan, effective February 28, 1995, did not affect options granted under the 1991 Stock Option Plan which remained outstanding as of the effective date of termination. Accordingly, the unexercised options outstanding under the 1991 Stock Option Plan at June 26, 2003 will continue to be governed by the terms of the 1991 Stock Option Plan.

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of activity under the 1991 Stock Option Plan:

	Number of	Weighted Average
	Shares	Exercise Price

Outstanding at June 29, 2000	61,300	$12.12
Canceled	(6,400)	$12.09

Outstanding at June 28, 2001	154,900	$12.12
Exercised	(550)	$6.00
Canceled	(110,000)	$12.16

Outstanding at June 27, 2002	44,350	$11.55
Exercised	(33,650)	$11.32
Canceled	(5,500)	$15.00

Outstanding at June 26, 2003	5,200	$9.43

Options exercisable at June 26, 2003	5,200	$9.43
Options exercisable at June 27, 2002	44,350	$11.55
Options exercisable at June 28, 2001	154,900	$12.12

      Exercise prices for options outstanding as of June 26, 2003 ranged from $6.00 to $13.75. The weighted average remaining contractual life of those options is 0.9 years. The options outstanding at June 26, 2003 may be segregated into two ranges, as is shown in the following:

	Option Price Per	Option Price Per
	Share	Share
	$6.00	$13.75

Number of options	2,900	2,300
Weighted-average exercise price	$6.00	$13.75
Weighted-average remaining life (years)	1.5	0.1
Number of options exercisable	2,900	2,300
Weighted average exercise price for exercisable options	$6.00	$13.75

      At the Company’s annual meeting of stockholders on May 2, 1995, the Company’s stockholders approved, and the Company adopted, effective as of March 1, 1995, a new stock option plan (the “1995 Equity Incentive Plan”) to replace the 1991 Stock Option Plan. The 1995 Equity Incentive Plan was terminated early by the Board of Directors on August 27, 1998. Pursuant to the terms of the 1995 Equity Incentive Plan, options to purchase up to 200,000 shares of Common Stock could be awarded to certain key employees and “outside directors” (i.e. directors who are not employees of the Company or any of its subsidiaries). The exercise price of the options was determined as set forth in the 1995 Equity Incentive Plan by the Board of Directors. The exercise price for the stock options was at least the fair market value of the Common Stock on the date of grant, with the exception of nonqualified stock options which had an exercise price equal to at least 50% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1995 Equity Incentive Plan, options expire upon termination of employment or directorship. The options granted under the 1995 Equity Incentive Plan are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary date of grant. All of the options granted, except those granted to outside directors, were intended to qualify as incentive stock options within the meaning of Section 422 of the Code.

      The termination of the 1995 Equity Incentive Plan, effective August 27, 1998, did not affect options granted under the 1995 Equity Incentive Plan which remained outstanding as of the effective date of termination. Accordingly, the unexercised options outstanding under the 1995 Equity

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Incentive Plan at June 26, 2003 will continue to be governed by the terms of the 1995 Equity Incentive Plan.

      The following is a summary of activity under the 1995 Equity Incentive Plan:

	Number of	Weighted Average
	Shares	Exercise Price

Outstanding at June 29, 2000	124,200	$7.75
Canceled	(16,600)	$9.04

Outstanding at June 28, 2001	107,600	$7.58
Exercised	(600)	$6.25
Canceled	(20,700)	$7.51

Outstanding at June 27, 2002	86,300	$7.61
Exercised	(57,200)	$7.41
Canceled	(7,000)	$8.48

Outstanding at June 26, 2003	22,100	$7.86

Options exercisable at June 26, 2003	22,100	$7.86
Options exercisable at June 27, 2002	86,300	$7.61
Options exercisable at June 28, 2001	107,600	$7.58

      Exercise prices for options outstanding as of June 26, 2003 ranged from $6.00 to $10.50. The weighted average remaining contractual life of those options is 3.0 years. The options outstanding at June 26, 2003 may be segregated into two ranges, as is shown in the following:

	Option Price Per	Option Price Per
	Share Range	Share Range
	$6.00-$6.63	$9.38-$10.50

Number of options	11,100	11,000
Weighted-average exercise price	$6.26	$9.48
Weighted-average remaining life (years)	3.8	2.2
Number of options exercisable	11,100	11,000
Weighted average exercise price for exercisable options	$6.26	$9.48

      At the Company’s annual meeting of stockholders on October 28, 1998, the Company’s stockholders approved, and the Company adopted, effective as of September 1, 1998, a new stock option plan (the 1998 Equity Incentive Plan”) to replace the 1995 Equity Incentive Plan. Pursuant to the terms of the 1998 Equity Incentive Plan, options to purchase up to 700,000 shares of Common Stock could be awarded to certain key employees and “outside directors” (i.e. directors who are not employees of the Company or any of its subsidiaries). The exercise price of the options will be determined as set forth in the 1998 Equity Incentive Plan by the Board of Directors. The exercise price for the stock options must be at least the fair market value of the Common Stock on the date of grant, with the exception of nonqualified stock options which have an exercise price equal to at least 50% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1998 Equity Incentive Plan options expire upon termination of employment or directorship. The options granted under the 1998 Equity Incentive Plan are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary date of grant. All of the options granted, except those granted to outside directors, were intended to qualify as incentive stock options within the meaning of Section 422 of the Code.

JOHN B. SANFILIPPO & SON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of activity under the 1998 Equity Incentive Plan:

	Number of	Weighted Average
	Shares	Exercise Price

Outstanding at June 29, 2000	195,500	$4.38
Granted	3,000	$4.06
Canceled	(28,750)	$4.35

Outstanding at June 28, 2001	169,750	$4.38
Granted	8,000	$5.68
Exercised	(3,750)	$4.50
Canceled	(10,000)	$4.33

Outstanding at June 27, 2002	164,000	$4.35
Granted	144,500	$7.08
Exercised	(82,975)	$4.33
Canceled	(1,250)	$4.50

Outstanding at June 26, 2003	224,275	$6.11

Options exercisable at June 26, 2003	42,775	$4.36
Options exercisable at June 27, 2002	84,125	$4.34
Options exercisable at June 28, 2001	50,750	$4.31

      Exercise prices for options outstanding as of June 26, 2003 ranged from $3.44 to $17.51. The weighted average remaining contractual life of those options is 8.3 years. The options outstanding at June 26, 2003 may be segregated into two ranges, as is shown in the following:

	Option Price	Option Price
	Per Share Range	Per Share
	$3.44-$7.80	$17.51

Number of options	222,775	1,500
Weighted-average exercise price	$6.03	$17.51
Weighted-average remaining life (years)	8.3	10.0
Number of options exercisable	42,775	—
Weighted average exercise price for exercisable options	$4.36	—

Note 11 — Commitments and Contingencies

      On June 17, 2003, the Company received a subpoena for the production of documents and records from the Antitrust Division of the U.S. Department of Justice in connection with an antitrust investigation of the peanut shelling industry. The Company expects to cooperate fully in the investigation. There can be no assurances as to the impact of the investigation on the peanut shelling industry or that the investigation will not have a material adverse effect on the Company.

      The Company is also party to various lawsuits, proceedings and other matters arising out of the conduct of its business. It is management’s opinion that the ultimate resolution of these matters will not have a significant effect upon the business, financial condition or results of operations of the Company.

Note 12 — Net Sales and Selling Expenses Restatement

      The Company has restated its financial statements to change the classification of freight costs, which had previously been reported as a reduction in net sales rather than selling expenses, in accordance with the guidance of Emerging Issues Task Force No. 00-10, “Accounting for Shipping and Handling Fees and Costs.” The Company has included a disclosure of its accounting policy related to shipping and handling costs (Note 1) and has made the appropriate modifications to the consolidated statements of operations to give effect to the change in classification of freight costs. The effect of this change in classification is to increase net sales and selling expenses by corresponding amounts for all periods presented, as indicated below. The change in classification has no effect on income from operations or net income, nor any effect on the Company’s consolidated balance sheet, changes in stockholders’ equity and cash flows. The table below summarizes the effect of the change in classification.

	As Reported	As Restated

Net sales
Fiscal
2003	$408,534	$419,676
2002	343,245	352,799
2001	334,878	342,357
Twenty-six weeks ended
December 26, 2002 (unaudited)	227,305	233,434
Gross profit
Fiscal
2003	61,493	72,635
2002	48,314	57,868
2001	51,600	59,079
Twenty-six weeks ended
December 26, 2002 (unaudited)	33,600	39,729
Selling expenses
Fiscal
2003	22,071	33,213
2002	21,047	30,601
2001	22,251	29,730
Twenty-six weeks ended
December 26, 2002 (unaudited)	10,682	16,811
Total selling and administrative expenses
Fiscal
2003	32,664	43,806
2002	30,412	39,966
2001	31,199	38,678
Twenty-six weeks ended
December 26, 2002 (unaudited)	15,299	21,428

Note 13 — Unaudited Supplementary Quarterly Data

      The following unaudited quarterly consolidated financial data are presented for fiscal 2004, 2003 and 2002.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Year Ended June 24, 2004:
Net sales —
As previously reported	$121,748	$171,392
As restated	124,761
Gross profit —
As previously reported	22,480	33,219
As restated	25,493
Income from operations	12,619	17,864
Net income	7,162	10,449
Basic earnings per common share	$0.77	$1.12
Diluted earnings per common share	$0.76	$1.09

Year Ended June 26, 2003:
Net sales —
As previously reported	$93,069	$134,236	$84,284	$96,945
As restated	95,327	138,107	86,951	99,291
Gross profit —
As previously reported	11,042	22,558	13,072	14,821
As restated	13,300	26,429	15,739	17,167
Income from operations	3,818	14,483	3,652	6,876
Net income	1,678	8,243	1,573	3,533
Basic earnings per common share	$0.18	$0.90	$0.17	$0.38
Diluted earnings per common share	$0.18	$0.89	$0.17	$0.37

Year Ended June 27, 2002:
Net sales —
As previously reported	$84,759	$112,755	$67,114	$78,617
As restated	87,509	115,348	68,897	81,045
Gross profit —
As previously reported	11,192	17,331	8,633	11,158
As restated	13,942	19,924	10,416	13,586
Income from operations	3,284	9,205	1,732	3,681
Net income	1,079	4,773	268	1,571
Basic and diluted earnings per common share	$0.12	$0.52	$0.03	$0.17

As described in Note 12, the Company has revised its previously reported net sales and gross profit for all periods through the quarter ended September 25, 2003 to reflect a change in the classification of freight costs. The change had no effect on income from operations and net income.

2,000,000 Shares

Common Stock

PROSPECTUS

Adams, Harkness & Hill, Inc.

William Blair & Company

                                    , 2004

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table shows the various fees and expenses, other than the underwriting discounts and commissions, payable by the registrant and the selling stockholders in connection with the sale of the common stock being registered under this registration statement. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee	$8,906
NASD filing fee	11,508
Nasdaq National Market listing fee	10,000
Printing and engraving expenses	150,000
Legal fees and expenses	350,000
Accounting fees and expenses	200,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	259,586

Total	$1,000,000

Item 15.	Indemnification of Officers and Directors

      Our Bylaws provide for the indemnification of the registrant’s directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the Delaware General Corporation Law (the “DGCL”). The indemnification provided under the Bylaws allows us to pay the expenses (including attorneys’ fees) for any proceeding for which indemnification may be had in advance of its final disposition, provided that the payment of those expenses (including attorneys’ fees) incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. The indemnification provisions under the Bylaws are not exclusive of any other rights to which our directors or officers may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise. In addition, indemnification provisions shall continue as to a person who has ceased to be a director or officer and inure to the benefit of the heirs, executors and administrators of such a person.

      As permitted by the DGCL, our Restated Certificate of Incorporation provides that directors of the registrant shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as otherwise imposed by law. As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of the director’s duty of care.

Item 16.	Exhibits

      Please see the Exhibit Index immediately following the signature page.

Item 17.	Undertakings

      The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Elk Grove Village, State of Illinois, on January 27, 2004.

JOHN B. SANFILIPPO & SON, INC.

By:	/s/ MICHAEL J. VALENTINE

Michael J. Valentine
Chief Financial Officer

Power of Attorney

      Each person whose signature appears below constitutes and appoints Michael J. Valentine and Jeffrey T. Sanfilippo, and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement or any registration statement relating to this registration statement under Rule 462 under the Securities Act of 1933 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JASPER B. SANFILIPPO Jasper B. Sanfilippo	Chairman of the Board of Directors, Chief Executive Officer and Director (Principal Executive Officer)	January 27, 2004

/s/ MATHIAS A. VALENTINE Mathias A. Valentine	President and Director	January 27, 2004

/s/ MICHAEL J. VALENTINE Michael J. Valentine	Executive Vice President Finance, Chief Financial Officer and Director (Principal Financial Officer)	January 27, 2004

/s/ WILLIAM R. POKRAJAC William R. Pokrajac	Vice President Finance (Principal Accounting Officer)	January 27, 2004

/s/ JIM EDGAR Jim Edgar	Director	January 27, 2004

Signature	Title	Date

/s/ JOHN. W. A. BUYERS John. W. A. Buyers	Director	January 27, 2004

/s/ TIMOTHY R. DONOVAN Timothy R. Donovan	Director	January 27, 2004

/s/ JEFFREY T. SANFILIPPO Jeffrey T. Sanfilippo	Executive Vice President Sales and Marketing and Director	January 27, 2004

/s/ JASPER B. SANFILIPPO, JR. Jasper B. Sanfilippo, Jr.	Executive Vice President Operations and Director	January 27, 2004

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
4.1	Specimen Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (File No. 33-43353) and incorporated herein by reference)
5.1	Opinion of Jenner & Block LLP*
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Jenner & Block LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.